Form 20-F
period 2021-12-31
BlueCity Holdings Ltd
filed 2022-04-28
CIK 1791278

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

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

Junchen Sun, Acting Chief Financial Officer

Block 2 Tower B Room 028, No. 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District

Beijing 100022

People’s Republic of China

Phone: +86 10 5876-9855

Email: sunjunchen@bluecity.com

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

As of December 31, 2021, there were 18,733,449 ordinary shares outstanding, par value $0.0001 per share, being the sum of 13,618,609 Class A ordinary shares and 5,114,840 Class B ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, and for the purpose of this annual report on Form 20-F to:

●	“ADRs” refer to the American depositary receipts that evidence the ADSs;
●	“ADSs” refer to our American depositary shares, each two (2) ADSs represent one (1) Class A ordinary share;
●	“ARPPU” refers to average revenue per paying user in a given period;
●	“average daily sessions per active user” for any period is calculated by dividing (i) the sum of number of times of opening our Blued mobile app per DAU for each day of such period, by (ii) the number of days in such period;
●	“average daily time spent per active user” for any period is calculated by dividing (i) the sum of time spent on our Blued mobile app per DAU for each day of such period, by (ii) the number of days in such period;
●	“average DAUs” for any period is calculated by dividing (i) the sum of DAUs (as defined below) for each day of such period, by (ii) the number of days in such period;
●	“average MAUs” for any period is calculated by dividing (i) the sum of MAUs (as defined below) for each month of such period, by (ii) the number of months in such period;
●	“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan, and “Greater China” includes Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.0001 per share;
●	“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.0001 per share;
●	“BlueCity” are to BlueCity Holdings Limited, our Cayman Islands holding company, and “we,” “us,” “our company” and “our” are to BlueCity Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and its subsidiaries;
●	“our portfolio apps,” “our portfolio mobile apps,” or “our mobile apps” refer to Blued and Finka;
●	“DAUs” or “Daily Active Users” refers to the number of users, including both paying and non-paying users, that logged in to any of our portfolio mobile apps in a given day at least once. We treat each account as a distinct user when calculating DAUs. Starting from December 2020, we count DAUs of Finka into our DAUs without eliminating duplicates among our portfolio apps. We counted DAUs of LESDO into our DAUs in a period from September 2020 to June 2021, without eliminating duplicates among our portfolio apps, as we terminated the operation of this product in October 2021;
●	“MAUs” or “Monthly Active Users” refers to the number of users, including both paying and non-paying users, that logged in to any of our portfolio mobile apps in a given month at least once. We treat each account as a distinct user when calculating MAUs. Starting from December 2020, we count MAUs of Finka into our MAUs without eliminating duplicates among our portfolio apps. We counted MAUs of LESDO into our MAUs in a period from September 2020 to June 2021, without eliminating duplicates among our portfolio apps, as we terminated the operation of this product in October 2021;
●	“the VIE” refers to Beijing BlueCity Culture and Media Co., Ltd.;

●	“paying users” on our platform are to users who make payments for products and services on our Blued, LESDO and Finka, including payments for live streaming services and membership. Starting from December 2020, we count paying users of Finka into our paying users without eliminating duplicates among our portfolio apps. We counted paying users of LESDO into our paying users in a period from September 2020 to June 2021, without eliminating duplicates among our portfolio apps, as we terminated the operation of this product in October 2021;
●	“our WFOE” refers to Beijing BlueCity Information& Technology Co., Ltd.;
●	“next-month retention rate,” as applied to the number of unique MAUs of Blued mobile app in a calendar month, is the percentage of these unique MAUs in the next calendar month;
●	“registered user” means a user that has registered by providing required information and logged in to our portfolio mobile apps at least once since registration. We calculate the number of registered users as the cumulative number of valid user accounts at the end of the relevant period, and consequently, the number of registered users may not be equal to the number of active user accounts during the relevant period. Each individual user may have more than one registered user account for our portfolio mobile app, and consequently, the number of registered users we present in this annual report may not be equal to the number of distinct individuals who are represented by the registered users;
●	“RMB” and “Renminbi” refers to the legal currency of China;
●	“ordinary shares” refer to our ordinary shares, par value US$0.0001 per share; and
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States.

Our reporting currency is RMB. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and VIE Contractual Arrangements

BlueCity Holdings Limited is not an operating company in China but a Cayman Islands holding company with no equity ownership in its VIE or subsidiaries. We conduct our business primarily through our WFOE, the VIE and its subsidiaries in China. Our WFOE is not eligible to operate value-added telecommunication business, internet video, online advertising services and other businesses which foreign-owned companies are prohibited or restricted from conducting in China. As a result, we conduct such business activities through the VIE and its subsidiaries, and rely on contractual arrangements among our WFOE, the VIE and its shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for 5.5%, 63.1% and 90.5% of our total revenues for the fiscal years 2019, 2020 and 2021, respectively. As used in this annual report, “BlueCity” are to BlueCity Holdings Limited, our Cayman Islands holding company, and “we,” “us,” “our company” and “our” are to BlueCity Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and its subsidiaries in China, including Beijing BlueCity Culture and Media Co., Ltd., Beijing BlueCity Youning Health Management Co., Ltd., Danlan (Beijing) Media Co., Ltd., City of Glory Chengdu Information Technology Co., Ltd., Shandong Youping Pharmacy Chain Co., Ltd., Beijing Asphere Interactive Network Technology Co., Ltd., Shandong He Health Internet Hospital Co., Ltd., Chongqing Changyuan Pharmaceutical Co., Ltd., Guangzhou Yingyoutianxia Networks Technology Co., Ltd., Beijing Youji Technology and Culture Co., Ltd., Beijing Aiyou Jiuyou Internet Technology Co., Ltd., Beijing Lanpengyou Catering Management Co., Ltd. and Beijing Duoyuanyin Culture and Media Co., Ltd. Holders of the ADSs hold equity interest in BlueCity Holdings Limited, our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIE or its subsidiaries.

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities, as of the date of this annual report:

Note:

(1)	Mr. Baoli Ma, our founder, chairman and chief executive officer, and Mr. Changyou Ma, a family member of Mr. Baoli Ma, hold 99.15% and 0.85% equity interests in the VIE, respectively.

A series of contractual arrangements, including powers of attorney, equity interest pledge agreement, spouse consent letters, exclusive consulting and services agreement, and equity option agreement, have been entered into by and among our WFOE, the VIE and its respective shareholders. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of the VIE, and we have consolidated the financial results of the VIE in our consolidated financial statements. For more details of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with Our Consolidated Affiliated Entities and Their Respective Shareholders.”

The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE, and we may incur substantial costs to enforce the terms of the arrangements. In addition, these arrangements have not been tested in PRC courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our WFOE, the VIE, and investors of our company face uncertainties about potential future actions by the PRC government that could affect the validity and the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of the ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our WFOE, the VIE and its subsidiaries in China. Our operations in China are generally governed by PRC laws and regulations. As of the date of this annual report, our WFOE and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for our business operations in China. The VIE holds an ICP License for internet information service (excluding news, publication, education, medical and healthcare, drug and medical instruments, electronic publication services), and an internet culture operation license for operating music products and shows. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

Furthermore, recent legal developments in PRC laws have created uncertainties on compliance with respect to our issuance of securities to foreign investors. The PRC governmental authorities have recently promulgated laws, regulations and regulatory rules related to cybersecurity review and overseas listing. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” In connection with our previous issuance of securities to foreign investors, we have not been involved in investigations on cybersecurity review made by the Cyberspace Administration of China, or the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect, however, we cannot assure you that we would be able to comply with the existing or new regulatory guidance or requirements relating to our future overseas capital raising activities. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to M&A and Overseas Listing.” Any failure to obtain or delay in obtaining such approval or completing such procedures would subject us to sanctions by the China Securities Regulatory Commission, or the CSRC, CAC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs.

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations in various countries and regions where we have business. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business” and “Item 3. Key Information—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or the ADSs from being traded on a national securities exchange. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections”, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment ”, and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—It may be difficult for overseas regulators to conduct investigation or collect evidence within China.”

Cash Flows through Our Organization

The following table presents the cash flows among BlueCity Holdings Limited, its subsidiaries and the VIE in the years ended December 31, 2019, 2020 and 2021:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
The Company received from Subsidiaries	36,974	25,598	30,353
The Company transferred to Subsidiaries	(34,959)	(278,095)	(264,577)
Subsidiaries received from VIE	16,000	136,600	222,550
Subsidiaries transferred to VIE	(18,007)	(39,129)	(52,634)

BlueCity Holdings Limited is a holding company with no operations of its own. We conduct our business primarily through our WFOE, the VIE and its subsidiaries in China. As a result, BlueCity Holdings Limited’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, each of our WFOE, the VIE and its subsidiaries in China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends and can only be used for specific purposes. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our WFOE and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIE in which we have no legal ownership. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure —We may rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC laws, BlueCity Holdings Limited and its offshore subsidiaries may provide funding to our WFOE only through capital contributions or loans, and to the VIE only through loans, subject to satisfaction of applicable government registration and approval requirements. The VIE may transfer cash to our WFOE by paying service fess according to the exclusive consulting and services agreement. Pursuant to the agreement, the VIE agrees to pay the applicable subsidiaries consulting and service fees, subject to conditions therein.

None of our subsidiaries, the VIE and its subsidiaries in China made cash dividends or other distributions to BlueCity Holdings Limited, the holding company, or its offshore subsidiaries, in the years ended December 31, 2019, 2020 and 2021. Going forward, our subsidiaries and the VIE intend to retain most, if not all, of their available funds and any future earnings.

BlueCity Holdings Limited has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”

In the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred through our organization.

Financial Information Related to The VIE and Its Subsidiaries

The following table presents the condensed consolidating schedule of financial position for BlueCity Holdings Limited, its subsidiaries, the VIE and its subsidiaries during the periods and as of the dates presented.

Selected Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	BlueCity
	Holdings	Company	VIE and its		Consolidated
	Limited	Subsidiaries	subsidiaries	Eliminations	Total

	(RMB, in thousands)
Total revenues	—	299,369	974,103	(196,881)	1,076,591
Net (loss) income	(309,624)	(326,669)	31,858	294,811	(309,624)

	For the Year Ended December 31, 2020
	BlueCity
	Holdings	Company	VIE and its		Consolidated
	Limited	Subsidiaries	subsidiaries	Eliminations	Total

	(RMB, in thousands)
Total revenues	—	590,159	651,070	(209,906)	1,031,323
Net loss	(221,853)	(136,652)	(79,743)	216,395	(221,853)

	For the Year Ended December 31, 2019
	BlueCity
	Holdings	Company	VIE and its		Consolidated
	Limited	Subsidiaries	subsidiaries	Eliminations	Total

	(RMB, in thousands)
Total revenues	—	716,881	42,007	—	758,888
Net loss	(52,930)	(43,636)	(8,857)	52,493	(52,930)

Selected Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	BlueCity
	Holdings	Company	VIE and its		Consolidated
	Limited	Subsidiaries	subsidiaries	Eliminations	Total

	(RMB, in thousands)
Cash and cash equivalents	15,988	306,962	26,836	—	349,786
Accounts receivable, net	—	2,510	10,368	—	12,878
Inventories	—	—	7,402	—	7,402
Prepayment and other current assets	4,286	46,805	48,686	—	99,777
Amounts due from related parties	—	98,986	—	(98,986)	—
Total current assets	20,274	455,263	93,292	(98,986)	469,843
Investment in subsidiaries Investment in subsidiaries and consolidated VIE	437,336	—	—	(437,336)	—
Intangible assets, net	—	—	44,204	—	44,204
Goodwill	—	81,752	—	—	81,752
Other non-current assets	—	7,465	6,898	—	14,363
Total non-current assets	437,336	89,217	51,102	(437,336)	140,319
Total assets	457,610	544,480	144,394	(536,322)	610,162
Accounts payable	—	17,062	11,445	—	28,507
Deferred revenue	—	579	35,217	—	35,796
Income tax payable	—	3,587	1,460	—	5,047
Accrued expenses and other current liabilities	11,664	44,052	27,246	—	82,962
Amounts due to related parties	—	—	98,986	(98,986)	—
Total current liabilities	11,664	65,280	174,354	(98,986)	152,312
Deferred income tax liabilities	—	—	9,603	—	9,603
Other non-current liabilities	—	—	2,300	—	2,300
Total non-current liabilities	—	—	11,903	—	11,903
Total liabilities	11,664	65,280	186,257	(98,986)	164,215
Total shareholders’ equity (deficit)	445,946	479,200	(41,863)	(437,336)	445,947

	As of December 31, 2020
	BlueCity
	Holdings	Company	VIE and its		Consolidated
	Limited	Subsidiaries	subsidiaries	Eliminations	Total

	(RMB, in thousands)
Cash and cash equivalents	261,878	135,598	42,017	—	439,493
Term Deposit	—	172,257	—	—	172,257
Prepayment and other current assets	1,483	24,650	44,938	—	71,071
Amounts due from related parties	—	129,873	—	(129,873)	—
Total current assets	263,361	462,378	86,955	(129,873)	682,821
Investment in subsidiaries and consolidated VIE	517,612	—	—	(517,612)	—
Intangible assets, net	—	—	52,085	—	52,085
Goodwill	—	192,948	3,055	—	196,003
Other non-current assets	—	7,127	6,794	—	13,921
Total non-current assets	517,612	200,075	61,934	(517,612)	262,009
Total assets	780,973	662,453	148,889	(647,485)	944,830
Accrued expenses and other current liabilities	23,779	45,865	49,315	—	118,959
Amount due to related parties	—	—	129,873	(129,873)	—
Other current liabilities	—	16,701	41,651	—	57,722
Total current liabilities	23,779	61,936	220,839	(129,873)	176,681
Deferred income tax liabilities	—	—	10,955	—	10,955
Total non-current liabilities	—	—	10,955	—	10,955
Total liabilities	23,779	61,936	231,794	(129,873)	187,636
Total shareholders’ equity (deficit)	757,194	600,517	(82,905)	(517,612)	757,194

Selected Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	BlueCity
	Holdings	Company	VIE and its		Consolidated
	Limited	Subsidiaries	subsidiaries	Eliminations	Total

	(RMB, in thousands)
Net cash provided by (used in) operating activities	(6,796)	(169,905)	(34,200)	—	(210,901)
Net cash (used in) provided by investing activities	(234,224)	111,333	(11,745)	264,988	130,352
Net cash provided by (used in) financing activities	64	234,224	30,764	(264,988)	64

	For the Year Ended December 31, 2020
	BlueCity
	Holdings	Company	VIE and its		Consolidated
	Limited	Subsidiaries	subsidiaries	Eliminations	Total

	(RMB, in thousands)
Net cash provided by (used in) operating activities	1,961	(62,968)	20,705	—	(40,302)
Net cash used in by investing activities	(252,497)	(323,230)	(12,533)	299,522	(288,738)
Net cash provided by (used in) financing activities	532,995	252,497	17,510	(299,522)	503,480

	For the Year Ended December 31, 2019
	BlueCity
	Holdings	Company	VIE and its		Consolidated
	Limited	Subsidiaries	subsidiaries	Eliminations	Total

	(RMB, in thousands)
Net cash (used in) provided by operating activities	(702)	(42,208)	11,268	—	(31,642)
Net cash provided by (used in) investing activities	2,015	265,157	(2,902)	21,324	285,594
Net cash (used in) provided by financing activities	(921)	(2,015)	2,008	(21,324)	(22,252)

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risks Factors

An investment in the ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in the section entitled “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

●	If we fail to retain our existing users or acquire new users, or if user engagement declines, our business, results of operations and prospects may be materially and adversely affected.
●	We have a limited operating history and we may not be able to sustain our rapid growth, effectively manage our growth or implement our business strategies.
●	We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

●	We have substantial overseas operations and we plan to continue expanding our operations abroad. If we fail to meet the challenges presented by our increasing international operations, our business, financial condition and results of operations may be materially and adversely affected.
●	Our business is subject to complex and evolving laws and regulations in various countries and regions where we have business. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
●	We face uncertainties with respect to the enactment, interpretation and implementation of laws, regulations and rules related to live streaming.
●	The success of our business depends in part on our ability to develop and provide our users with new and innovative products and services.
●	We have incurred, and may continue to incur net losses in the future.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in our variable interest entities and we conduct our operations in China through our WFOE, the VIE, with which we have maintained contractual arrangements, and its subsidiaries in China. Holders of the ADSs hold equity interest in BlueCity Holdings Limited, our Cayman Islands holding company, and do not have direct or indirect equity interests in the VIE or its subsidiaries. If the PRC government finds that the arrangements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, the VIE and investors of our company face uncertainties about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. The PRC regulatory authorities could disallow the variable interest entities structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or the ADSs may decline significantly in value.
●	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.
●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of the ADSs.
●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirement, expose us to government interference, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect our business and the value of our securities.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.
●	The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

●	The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to The ADSs

●	The market price for the ADSs has been and may continue to be volatile.
●	There can be no assurance that any definitive offer will be made with respect to the going private transaction proposed by Mr. Baoli Ma and Metaclass Management ELP, that any definitive agreement will be executed or that this or any other similar transaction will be approved or consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of the ADSs.

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

Many aspects of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of the industries in which we operate, in each case, especially among the LGBTQ community. The market for our products and services is relatively new and rapidly developing and is subject to significant challenges. Our business relies upon our ability to create a vibrant and interactive platform addressing the needs of the LGBTQ population and to successfully monetize our user base, so as to increase revenues from various sources, including live streaming, membership, advertising, merchandise sales and health-related services. In addition, our rapid growth and expansion has placed, and will continue to place, significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods, continue developing innovative technologies in response to user demand, increase brand awareness, expand into new market segments, and adjust to the rapidly changing regulatory environment globally. There can be no assurance that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

We are in the early stage of our business and our monetization model is new and evolving. We began monetizing our business in 2016. Currently, we generate a significant majority of our revenues from live streaming services. In 2019, 2020 and 2021, respectively, we generated RMB671.4 million, RMB868.9 million and RMB820.8 million (US$128.8 million) of revenues from live streaming, representing 88.5%, 84.3% and 76.2% of our total revenues for the same period, respectively. The remaining revenues are generated from membership services, advertising services, merchandise sales and others. As we continue to develop our business and expand overseas, we are making efforts to adjust our revenue mix by continuing to convert our non-paying users into paying users, grow our health-related businesses and explore various new and innovative revenue streams. As a result, our revenue is affected by our ability to expand into new markets, increase user engagement and convert non-paying users to paying users, which in turn depends on our ability to offer high-quality products and services. If we fail to generate revenues from users in our new markets, monetize our existing or new services or develop new approaches to monetization, we may not be able to maintain or increase our revenues and profits or recover any associated costs. We monitor market developments and may adjust our monetization strategies accordingly from time to time, which may result in decreases of our overall revenue or revenue contributions from some monetization channels. In addition, we may have limited or no experience with the new revenue streams that we may introduce in the future. If these new revenue streams fail to engage our users, customers or business partners, we may fail to retain or attract users or generate sufficient revenues to justify our investment, and our business and results of operations may suffer as a result.

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

We are still in the early stage of generating revenue from our users outside of China. Despite our global footprint, approximately 6.6%, 10.0% and 11.9% of our total revenues for 2019, 2020 and 2021, respectively, were contributed by users outside China. There can be no assurance we will be as effective or efficient in generating revenue from our users outside China as we were in generating revenue from our users in China. We have devoted, and will need to continue to devote, substantial managerial, financial and human resources to devise and implement monetization strategies and product and service offerings that are suitable for diverse overseas markets with different user needs, competitive landscapes and operational requirements. If we fail to generate revenue from our users outside of China in an effective and efficient manner, our business, financial condition, and results of operations may be materially and adversely affected.

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

Due to the uncertainties in the regulatory environment of the industries in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business and all activities, or that we would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. If we fail to obtain and maintain approvals, licenses or permits required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our business, financial condition and results of operations. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

We face uncertainties with respect to the enactment, interpretation and implementation of laws, regulations and rules related to live streaming.

On November 12, 2020, the National Radio and Television Administration, or the NRTA, issued the Notice on Strengthening the Management of Online Show Live Streaming and E-commerce Live Streaming, or Notice 78. In February 2021, the National Internet Information Office, the National Office against Pornographic and Illegal Publications, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, or the MPS, the Ministry of Culture and Tourism, or the MCT, the State Administration for Market Regulation, or the SAMR, and the NRTA promulgated the Guiding Opinion on Strengthening the Management of Online Show Live Streaming, or Notice 3. Notice 78 and Notice 3 set forth requirements for certain live streaming businesses with respect to real-name registration, limits on user spending on virtual gifting, restrictions on minors on virtual gifting, live streaming review personnel requirements, content tagging requirements, and other requirements. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Live Streaming Service.”

According to Notice 78, platforms providing online show live streaming or e-commerce live streaming services shall, among other things, register their information and business operations by November 30, 2020, ensure real-name registration for all broadcasters and virtual gifting users, prohibit users that are minors or without real-name registration from virtual gifting, and set a limit on the maximum amount of virtual gifting per time, per day, and per month. We have applied for registration in the National Internet Audio-visual Platforms Information Management System as requested, which application is currently under government authorities’ review.

The PRC government may further tighten the real-name registration and identity verification requirements for minors or impose a higher standard with respect to the registration and identity verification for all users on our platform in the future, which may require us to upgrade our system, purchase additional services from third-party service providers and incur additional costs. For example, on August 30, 2021, the MCT promulgated the Measures for the Administration of Online Performance Brokerage Agencies, or the Online Performance Brokerage Agencies Measures, which took effect on the same date, pursuant to which, online performance brokerage agencies are not allowed to provide online performance brokerage services to minors under the age of 16, and when providing such services to minors over the age of 16, online performance brokerage agencies must verify their identity information and obtain written consent from their guardians. The Notice 78 and Online Performance Brokerage Agencies Measures further restrict the methods online performance brokerage agencies could use to incentivize user spending on the live streaming platforms. On March 25, 2022, the CAC, the STA and the SAMR jointly issued the Notice on Further Standardizing the Profit-Making Behavior of Live Streaming to Promote the Healthy Development of the Industry, which required live streaming platforms to authenticate the identity of each live streaming publisher and report various information of those publishers that have profit-making behaviours to local provincial-level network department and tax authorities semi-annually.

As of the date of this annual report, there is no explicit provisions as to what limits on virtual gifting will be imposed by the NRTA or other relevant departments pursuant to Notice 78, Notice 3 and Online Performance Brokerage Agencies Measures, and it is unclear how and to what degree any such limits would be imposed on different platforms. Given there is no explicit provisions on how to set the limit on virtual gifting, we have not been able to set such limit on our platform and we are currently not able to assess the impact this requirement under Notice 78 will have on the virtual gifting spending activities on our platform. We derived 88.5%, 84.3% and 76.2% of our revenues from live streaming services in 2019, 2020 and 2021, respectively. Any such limits ultimately imposed may materially and adversely impact our revenues derived from virtual gifting, live streaming business, and our results of operations.

Since some of the requirements in such new laws, regulations and rules remain unclear and have no explicit provisions or implementation standards, we are still in the process of getting further guidance from regulatory authorities and evaluating the applicability and effect of the various requirements under Notice 78 and Notice 3 on our business. Any further rulemaking under Notice 78, Notice 3 or other intensified regulation with respect to live streaming may increase our compliance burden in the live streaming business, and may have an adverse impact on our business and results of operations.

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

We recorded net losses of RMB52.9 million, RMB221.9 million and RMB309.6 million (US$48.6 million) in 2019, 2020 and 2021, respectively. Our ability to achieve profitability is affected by various factors, many of which are beyond our control, such as the continual development of the industries in which we operate, both in China and other countries and regions, changes in the macroeconomic and regulatory environment or competitive dynamics and our inability to respond to these changes in a timely and effective manner. We also expect our costs to increase on an absolute basis due to our continued investment in services, products, technology and development and our continued sales and marketing initiatives. If we cannot successfully offset our increased costs with a significant increase in total revenues, our financial condition and results of operations may be materially and adversely affected. We may continue to incur net losses in the future.

Difficulties in identifying, consummating and integrating acquisitions and strategic alliances and potential write-offs in connection with our investments or acquisitions may have a material and adverse effect on our business and results of operations.

We have acquired, and may in the future acquire, companies that are complementary to our business. From time to time, we may also make alternative investments and enter into strategic partnerships or alliances as we see fit. For example, in 2020, we acquired the business of Finka, a gay social networking app in China targeting younger generations, through the acquisition of 100% equity interests of its operating entity, iRainbow Hong Kong Limited and all of its subsidiaries and other entities under its control, for an aggregate consideration equivalent to RMB237 million in cash. In 2020, we acquired the business of LESDO, a lesbian social networking service provider in China, and we terminated the operation of this product in October 2021. LESDO contributed less than 1% of our total revenue in 2021. In March 2021, one of the VIE’s subsidiaries entered into a License Purchase Agreement with Chongqing Changyuan Pharmaceutical Co., Ltd., whereby we purchased a license of drug operation permit for RMB2.6 million.

While we have completed the acquisitions of Finka, Finka still remains as a stand-alone brand and the process of integrating certain aspects of their operations into our own operations is still continuing as of the date of this annual report. We cannot assure you that the standards of certain operation aspects of Finka, including without limitation, the aspects of technology, finance, compliance, etc., have been fully in line with those of our Blued mobile app. The on-going integration could result in unforeseen operating difficulties, divert significant management attention and require significant resources that would otherwise have been available for the ongoing development of our existing operations.

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

Moreover, we may not be able to achieve our intended strategic goals or attain the synergies from the transaction. If we are unable to successfully integrate Finka and any future investment and manage the larger business, or are unable to achieve the expected benefits of the transaction, we may be required to record substantial impairment charges to goodwill. Any such negative development could have a material adverse effect on our business, reputation, results of operations and financial condition.

We may incur impairment charges for our intangible assets and goodwill.

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our business combinations. The balance of our goodwill was RMB196.0 million and RMB81.8 million (US$12.8 million) as of December 31, 2020 and 2021, respectively.

We are required to test our goodwill for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. Based on the result of test, we recorded the impairment of goodwill of RMB106.9 million (US$16.8 million) for the year ended December 31, 2021. We may record additional impairment of goodwill acquired in connection with our acquisitions if the carrying value of our goodwill acquired in connection with our past or future acquisitions are determined to be impaired.

Our intangible assets consist primarily of intangible assets acquired through business combination. Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets are subsequently measured at cost less accumulated amortization and impairment. Intangible assets should be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. We recorded the impairment loss of intangible assets of RMB2.9 million (US$0.5 million) for the year ended December 31, 2021. We cannot guarantee that we will not record additional impairment losses of intangible assets in the future. Material impairment of intangible assets could negatively affect our financial condition and results of operations.

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

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, the MIIT, the CAC, the MPS and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

●	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
●	In November 2021, the CAC released the Regulations of Internet Data Security Management (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing in a foreign country of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

●	In October 2020, the Standing Committee of the National People’s Congress revised and promulgated the Law of the PRC on the Protection of Minors (2020 Revision), which took effect on June 1, 2021, according to which, information processors must follow the principles of legality, legitimacy and necessity when processing personal information of minors via internet, and must obtain consent from minors’ parents or other guardians when processing personal information of minors under age of 14. Internet service providers must also promptly alert upon the discovery of publishing private information by minors via the internet and take necessary protective measures.

●	In August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

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

In recent years, there have been outbreaks of epidemics in China and globally, including the outbreak of COVID-19. In March 2020, the World Health Organization declared the COVID-19 a pandemic. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of businesses and facilities in China and worldwide.

Our results of operations have been, and could continue to be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, including the effectiveness of the vaccine programs, almost all of which are beyond our control. For the COVID-19’s impact on our financial results, please see “Item 5. Operating and Financial Review and Prospects.” As it has historically, the COVID-19 pandemic may continue to, among other things, have following impact:

●	temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;
●	cancellation and postponement of various offline promotional events and community activities, which may have an adverse impact on the implementation of our marketing and business expansion initiatives, including discouraging our users from engaging in offline social networking activities initiated through our social networking platform;
●	our customers in industries that are negatively impacted by COVID-19, including healthcare, travel, offline education, franchising, auto/transportation and real estate/home furnishing sectors, may reduce their budgets on online advertising and marketing, which may materially adversely impact our revenue from advertising services;
●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts;
●	the business operations of talent agencies have been and could continue to be negatively impacted by the pandemic, which may negatively impact our live streaming services;
●	any disruption of our supply chain, logistics providers or customers could adversely impact our business and results of operations, including causing us or our suppliers to cease manufacturing Mr. Heer products and other products available on our platform for a period of time or materially delay delivery to customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us;
●	the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 pandemic and the private and public companies that we have invested in could be materially adversely affected, which may lead to significant impairment in the fair values of our investments and in turn materially adversely affect our financial condition and operating results; and
●	initiatives we put forth in response to COVID-19 and many other efforts to leverage our technology, products and services to help contain the pandemic, may increase our operating costs and expenses, thus negatively affect our financial condition and operating results.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, the COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including, but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impact arising from a severe condition may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

Our operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may materially and adversely affect our business and operating results.

We regularly review metrics, including our daily and monthly active users, paying users, user next-month retention rate, and ARPPU, to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. We treat each account as a separate user for the purposes of calculating our active users, because it may not always be possible to identify people that have set up more than one account. Accordingly, the calculations of our active users may not accurately reflect the actual number of people using our mobile apps, including Blued and Finka. We are also facing inherent challenges when assessing the geographic distribution of our user base because using their IP addresses and the country or currency in which they download apps or make purchases from Apple App store or Google Play Store may not reflect the actual geolocation of users. Errors or inaccuracies in our metrics could result in incorrect business decisions and inefficiencies. For example, if a significant understatement or overstatement of daily or monthly active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies.

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

As our user base and the volume and types of information shared on our platform continue grow, we will need an increasing amount of technology infrastructure, including network capacity and computing power, to continue to satisfy our users’ needs. For example, in China, almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. Web traffic in most countries around the world has experienced significant growth during the past few years. Effective bandwidth and server storage at internet data centers in large cities are scarce. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. There can be no assurance that the internet infrastructure and the fixed telecommunications networks in countries where we operate will be able to support the demands associated with the continued growth in internet usage. If we cannot increase our capacity to deliver our services, we may not be able to the increases in traffic we anticipate from our expanding user base, and the adoption of our services may be hindered, which could adversely impact our business and impede our growth.

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

We currently rely on Tencent Cloud for all of our computing, storage, bandwidth and other services both in and outside of China. Any transition of the cloud services currently provided by Tencent Cloud to other cloud providers would be difficult to implement and will cause us to incur significant time and expense. Any significant disruption of or interference with our use of Tencent Cloud would negatively impact our operation and our business would be seriously harmed. If our users or partners are not able to access our mobile platform through Tencent Cloud or encounter difficulties in doing so, we may lose users, partners or revenues. The level of service provided by Tencent Cloud may also impact the usage of and our users’ and partners’ satisfaction with our mobile platform and could seriously harm our business and reputation. If Tencent Cloud experience interruptions in service regularly or for a prolonged basis, or other similar issues, our business would be seriously harmed. Hosting costs will also increase as our user base and user engagement grows and may seriously harm our business if we are unable to grow our revenues faster than the cost of utilizing the services of Tencent Cloud or similar providers.

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

In 2021, our top 20 most popular broadcasters in terms of user spending attributable to their respective live streams contributed approximately 26.8% of our total live streaming revenues. Although these broadcasters are subject to exclusivity provisions, if any of them decides to breach the agreement or chooses not to continue the cooperation with us once the current term expires, the popularity of our platform may decline and the number of our paying users or the amount of revenues we generate from each paying user may decrease, which could materially and adversely affect our operations, financial condition and results of operations.

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

Although we currently primarily rely on revenues generated from live streaming services, we also generate a portion of our revenues from advertising. In 2019, 2020 and 2021, we generated RMB35.4 million, RMB45.5 million and RMB53.9 million (US$8.5 million) of revenues from the sales of advertising, respectively, representing 4.7%, 4.4% and 5.0% of our total revenues for the same period. Our revenues from advertising partly depend on the continued development of the online advertising industry in China and abroad and advertisers’ willingness to allocate budgets to online advertising or advertising at all due to macroeconomic conditions and, more importantly, their willingness to allocate budgets to our platform that serves primarily the LGBTQ community. In addition, companies that decide to advertise or promote online may utilize more established methods or channels, such as more established internet portals or search engines, over advertising on our platform, due to their concern about user perception or otherwise. If the online advertising market does not continue to grow, or if we are unable to capture and retain a sufficient share of that market, our ability to increase our current level of advertising revenues and our profitability and prospects may be materially and adversely affected.

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

Due to the uncertainties in the regulatory environment of the industries in which we operate, there can be no assurance that we have obtained or applied for all the approvals, permits and licenses required for conducting our business and all activities in China, or that we would be able to maintain our existing approvals, permits and licenses or obtain any new approvals, permits and licenses if required by any future laws or regulations. We provide our users with the access to a wide variety of OTC and prescription drugs and nutritional supplements related to men’s health through our self-owned pharmacy operated by Shandong Youping Pharmacy Chain Co., Ltd., Chongqing Changyuan Pharmaceutical Co., Ltd. and Shandong He Internet Hospital Co., Ltd. We may be subject to administrative penalties if we fail to comply fully with the legal formalities, and/or claims or customer complaints if any of our customers experience side effect or complications, any products sold through our platform are deemed or proven to be unsafe, ineffective or defective, or are found to contain illicit substances, we may also be subject to customer allegations, such as providing inadequate warnings or insufficient or misleading disclosures of side effects.

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

We stopped from accepting new orders for providing family planning services in March 2021. However, we cannot assure you that our historical orders and operations of the family planning services will not subject us to the risks described herein. We are aware that ART technology in general has been viewed negatively or opposed to by certain feminist groups. Certain ART services that are in demand among members of the LGBTQ community, including surrogacy, use of a gestational carrier, directed gamete donation and collection, and embryo donation and collection are currently prohibited in China. Any negative perception of ART or actual or potential actions by relevant governmental authorities or other parties against ART service providers may subject us for our past provision of family planning services to potential penalties and other legal liabilities, render potential customers reluctant to seek, or cause negative perception towards our company as a whole, thereby having an adverse effect on our brand, reputation and the other products and services provided by us.

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

We stopped from accepting new orders for providing family planning services in March 2021. However, we cannot assure you that our historical orders and operations of the family planning services will not subject us to the risks described herein.

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

As part of our past provision of family planning services, our subsidiary in China, Bluebaby (Beijing) Medical Management & Consulting Ltd., or Bluebaby Beijing, provided consulting and administrative services related to ART such as translation, concierge and logistics. However, due to the lack of a clear and consistent official distinction between the consulting services and intermediary or advertising services in the PRC, there is no assurance that the family planning service provided in the past may not be deemed by the relevant PRC governmental authorities as intermediary or advertising service. The revenues generated from the family planning services represent approximately 1.2%, 0.9% and 0.2% of our total revenues in 2019, 2020 and 2021, respectively.

If the relevant PRC governmental authorities, including a PRC court, choose to scrutinize our family planning services prior to March 2021 and deem Bluebaby Beijing as an intermediary or providing advertising for unapproved ART services, the validity and enforceability of service agreements entered into between Bluebaby Beijing and its customers may be challenged and will be considered in light of the Civil Code of the PRC, or the Civil Code by taking several factors into consideration, such as ethical, legal and social impact. If the relevant PRC governmental authorities determine that we are providing intermediary services or advertising on unapproved ART services in the PRC, we may be subject to fines, confiscation of illegal gains, discontinuation or restriction of our operations in China, shutting down of all or a portion of our network or servers, takedown of our mobile application from the app store, revocation of business license of the applicable operating entity, operation limits, banning of the gateway to the ART consulting services, and other regulatory or enforcement actions, which may have a material and adverse effect on our business and results of operations. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations in various countries and regions where we have business. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

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

Our brand image, business and results of operations may be adversely impacted by user misconduct and misuse of our mobile apps including Blued and Finka.

Our portfolio apps, Blued and Finka, allow users to freely contact and communicate with other users and enable users and broadcasters to interact and engage in various other online activities. In China, we have required all users to complete real-name registration procedures pursuant to the notice jointly issued by National Office of Anti-Pornography and Illegal Publication and other five authorities in August 2018. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Real-Name Registration System.” In countries other than China, our users are not required to complete real-name registration or verify their emails when registering and we are unable to verify the sources of the information posted by our users. In addition, since we have limited control over real-time and offline behavior of our broadcasters and users, our mobile apps may still be misused by users or broadcasters.

We have implemented control procedures on our mobile apps, Blued and Finka, to detect and block illegal or inappropriate content and illegal or fraudulent activities conducted through the misuse of our platform, including inappropriate user profiles, messages and live streams. We may be required by relevant governmental authorities to report certain misbehaviors for further investigation if such misbehaviors are subject to judicial or police investigation. In addition, safety alerts will automatically pop up after a user sends a first message to another user, alerting the recipient to be wary of fraudulent activities. We have also announced the rules of conduct for our broadcasters which are made available on the top of our live streaming page as a banner. Despite all these efforts, we may not be able to identify every incident of inappropriate stream and content, or prevent all such contents from being further disseminated. As a majority of the video and audio communications on our platform are conducted in real time, we cannot filter the content generated by our streamers and users on air before they are streamed on our platform. Therefore, it is possible that broadcasters and users may engage in illegal, obscene or incendiary conversations or activities, including distribution of inappropriate content or content that may be deemed unlawful under applicable laws and regulations on our platform. If any content on our platform is deemed illegal, obscene or incendiary, or if appropriate licenses and third-party consents have not been obtained, claims may be brought against us for torts, defamation, libel, negligence, copyright, patent or trademark infringement, other unlawful activities or other theories and claims based on the nature and content of the information delivered on or otherwise accessed through our platform. In response to allegations of illegal or inappropriate activities conducted through our platform, relevant governmental authorities may intervene and hold us liable for non-compliance with applicable laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our platform. In addition, there were cases where our users suffered or alleged to have suffered physical, financial or emotional harm following contact initiated on our platform, although we have not been subjected to civil lawsuits or other liabilities initiated by the affected users, there can be no assurance that if similar cases occur in the future, we would not face civil lawsuits or other liabilities initiated by the affected user. Our business and public perception of our brand may be materially and adversely affected. Defending any such actions could be costly and require significant time and attention of our management and other resources, which would materially and adversely affect our business.

Although our terms of use strictly prohibit minors from registering and using our mobile apps, Blued and Finka, some underage users created profiles by misrepresenting their age. For example, in early 2019, there were news reports of minors in China using Blued by registering with false age, and that such minors were exposed to explicit content or alleged to have contracted HIV following contact initiated on Blued. Upon learning of these reports, we promptly and voluntarily halted new user registration in Blued for one week to review the allegation and launched a comprehensive content audit of our mobile app. We then announced the measures we have taken and will take to address the issue and reaffirmed our commitment to protecting minors. New user registration was resumed thereafter. These efforts may not be sufficient to prevent minors from using our mobile apps or our other products and services. If similar events occur, our users may lose trust in us and our reputation may be seriously harmed, and we may be subject to heightened regulatory scrutiny domestically or in overseas jurisdictions, thereby having a material and adverse effect on our business, financial condition and prospects.

If the content contained within videos, audios and other content formats on our platforms is deemed to violate any PRC laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

The PRC government and regulatory authorities have adopted regulations scrutinizing videos, audio and other content on the internet. Under these regulations, internet content providers are prohibited from posting or displaying internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent, violent or defamatory. Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of China. Failure to comply with these requirements may result in revocation of licenses to provide internet content or other licenses, closure of the concerned websites and reputational harm. The website operator may also be held liable for such censored information displayed on or linked to their website. In January 2019, the China Netcasting Services Association, or the CNSA, issued the Regulations on Administration of Network Short Video Platforms, pursuant to which all content of a short video, including but not limited to its title, description, bullet-chats and comments, may be required to be reviewed in advance before the content is broadcasted. Furthermore, the number of content reviewers a platform is required to host should in principle be more than one one-thousandth of the number of short videos newly broadcasted on the platform per day. In January 2019, CNSA issued the Censoring Criteria for Network Short Video Content, as amended in 2021, which set forth certain details of content prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, and other illegal or immoral content. The enactment of these regulations may significantly increase our compliance costs in recruiting additional content reviewers and training them to identify content violations timely and accurately. In November 2019, the CAC, the MCT, and the NRTA, jointly issued the Administrative Provisions on Online Audio-Visual Information Services, effective from January 1, 2020, which provide that online audio-visual information service providers are the principals responsible for managing the security of information content, and should, among other things, establish and improve their internal policies in relation to user registration, scrutiny of information publication, and information security management. Any failure to comply with these regulations may subject us to liability. In November 2020, the NRTA further promulgated Notice 78, which requests the live streaming platforms for online shows and e-commerce to strengthen positive value guidance and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Transmission of Audio-Visual Programs.”

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

In addition, PRC laws and regulations are subject to interpretation by relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a platform operator. We also may face liability for copyright or trademark infringement, fraud and other claims based on the nature and content of the materials that are delivered, shared or otherwise accessed through or displayed on our platform. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.”

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

We offer our social networking service through our mobile apps, including Blued and Finka. Our mobile apps are offered via smartphone and tablet apps stores operated by third parties, such as Apple App Store and Google Play Store, which could suspend or terminate users’ access to our mobile apps, increase access costs or change the terms of access in a way that makes our apps less desirable or harder to access. As a result, our ability to expand our user base may be hindered if potential users experience difficulties in or are barred from accessing our mobile app.

While each of our mobile apps, including Blued and Finka, is free to download from third-party app stores, we provide value-added services comprising a wide variety of additional social features and functions that users pay to use mainly in the form of subscription-based membership services and pay-per-use enhancement functions. We determine the prices at which these memberships services are sold and, in exchange for facilitating the purchase of these membership services through our mobile app to users who download our mobile app from these stores, and we pay Apple, as applicable, a certain share of the revenue we receive from these transactions. As the distribution of our mobile application through app stores increases, and given the strict requirements to use the in-app payments systems tied into Apple’s, and to a lesser degree, Google’s distribution services, we may need to offset any further increase in fees charged by app stores by decreasing traditional marketing expenditures as a percentage of revenue, increasing user volume or monetization per user, or by engaging in other efforts to increase revenue or decrease costs generally, otherwise our business, financial condition and results of operations could be adversely affected.

User growth and engagement depend upon effective interoperation with mobile operating systems, hardware, networks, regulations and standards that we do not control.

Our mobile apps, including Blued and Finka, must remain interoperable with popular mobile operating systems, such as iOS and Android, and related hardware. We have no control over these operating systems or hardware, and any changes to these systems or hardware that degrade the functionality of our products and services, or give preferential treatment to competitive products, could seriously harm usage of our mobile app. We plan to continue to introduce new products regularly and have experienced that it takes time to optimize such products to function with these operating systems and hardware, impacting the popularity of such products, and we expect this trend to continue.

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

COVID-19 may continue to have a severe and prolonged negative impact on the Chinese and the global economy, including potential reductions in advertising and marketing customers’ budgets, which may affect our advertising revenues and financial performance generally. Whether this will lead to a prolonged economic downturn is still uncertain. Even before the outbreak of COVID-19, the Chinese and global macroeconomic environment faced numerous challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including neighboring Asian countries, which may potentially have negative economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. The tensions between China, the U.S. and other countries have intensified especially since the outbreak of COVID-19. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economies may materially and adversely affect our business, results of operations and financial condition.

Our failure to protect our intellectual property rights may undermine our competitive position, and third-party infringements of our intellectual property rights may adversely affect our business.

We believe that our copyrights, trademarks and other intellectual property are essential to our success. See also “Item 5. Operating and Financial Review and Prospects—C. Research and Development, Patents and Licenses, Etc.” We have devoted considerable time and energy to the development and improvement of our mobile app and our system infrastructure.

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

Currently, we settle a significant portion of our products and services to our users through third-party online payment systems. In all these online payment transactions, secured transmission of confidential information such as paying users’ credit card numbers and personal information over public networks is essential to maintaining users’ trust and confidence on our platform.

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

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquisitions may not achieve our goals and could be viewed negatively by users, advertisers, partners or investors. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant governmental authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased delay and costs. For example, in August 2020, we completed the acquisition of LESDO, a leading location-based social networking service provider targeting the lesbian community in China. We subsequently terminated the operation of LESDO in October 2021. In December 2020, we completed the acquisition of Finka, a leading gay social networking app in China targeting younger generations. While we believe our acquisitions serve to broaden our product offerings and extend our coverage of sub-groups of the LGBTQ population, we cannot guarantee that these transactions will achieve the strategic value that we have anticipated or assure that these transactions will not negatively impact our results of operations.

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

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of the ADSs may be materially and adversely affected.

In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2021 and in the course of auditing our consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2021, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB).

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

Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Item 15. Controls and Procedures—Management's Annual Report on Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

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

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have been named as a defendant in two putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We are defending against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” including any appeals of such lawsuits, should our initial defense be successful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We are also subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted the 2015 stock incentive plan (the “2015 Plan”) in 2015, a share incentive plan (the “2020 Plan”) in 2020, and 2021 share Incentive Plan (the “2021 Plan”) in 2021 for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive loss in accordance with U.S. GAAP.

Under the 2015 Plan, we are authorized to grant options to purchase ordinary shares of our company and restricted share units to receive ordinary shares. Under the 2020 Plan and the 2021 Plan, we are authorized to grant options and other types of awards. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2015 Plan is 1,551,724. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2020 Plan is 758,783. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2021 Plan shall initially be 298,780, plus an annual increase on the first day of each fiscal year of the company during the term of the 2021 Plan commencing with the fiscal year beginning January 1, 2022, by (i) an amount equal to 1.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such lesser number of shares as may be determined by our board of directors. As of February 28, 2022, awards to purchase a total of 1,227,375 ordinary shares under the 2015 Plan, 747,417 ordinary shares under the 2020 Plan, and 266,704 ordinary shares under the 2021 Plan have been granted and are outstanding. We did not record share-based compensation expenses for the year ended December 31, 2019. We recorded share-based compensation of RMB186.9 million and RMB15.9 million (US$2.5 million) for 2020 and 2021, respectively.

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

We operate in various international markets, primarily in various jurisdictions within Asia. We translate international revenues into RMB-denominated results of operations. As a result, we expect foreign currency exchange rate fluctuations will affect the period-over-period comparison of our results of operations as the results of our subsidiaries outside China are translated into RMB, our reporting currency. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Historically, we have not hedged any foreign currency exposures. The continued growth and expansion of our international operations into new countries increases our exposure to foreign exchange rate fluctuations. Significant foreign exchange rate fluctuations, in the case of one currency or collectively with other currencies, could adversely affect our future results of operations.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and the ADSs could be prohibited from trading in the United States in 2023.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

Pursuant to the International Tax Cooperation (Economic Substance) Act (Revised) of the Cayman Islands, or the ES Act, that came into force on January 1, 2019, a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is our company. Based on the current interpretation of the ES Act, we believe that our company is a pure equity holding company since it only holds equity participations in other entities and only earns dividends and capital gains. Accordingly, for so long as our company is a “pure equity holding company,” it is only subject to the minimum substance requirements, which require us to (1) comply with all applicable filing requirements under the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands; and (2) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain parts of our businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communication, store-and-forward, and call center), and foreign investors are prohibited from engaging in the internet audio-video program service and internet culture operation (except for music) in accordance with Special Management Measures for the Market Entry of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List.

We are a Cayman Islands company and our WFOE is considered foreign-invested enterprises. Accordingly, our WFOE is not eligible to operate value-added telecommunication business, internet video, online advertising services and other businesses which foreign-owned companies are prohibited or restricted from conducting in China. As a result, we conduct such business activities through the VIE and its subsidiaries. The VIE holds an ICP License for internet information service (excluding news, publication, education, medical and healthcare, drug and medical instruments, electronic publication services), and an internet culture operation license for operating music products and shows. Each of Mr. Baoli Ma, our founder, chairman and chief executive officer, and Mr. Changyou Ma, a family member of our founder, holds 99.15% and 0.85% equity interests in the VIE, respectively. Our WFOE has entered into a series of contractual arrangements with the VIE and its shareholders, which enables us to:

●	exercise effective control over the VIE;
●	receive substantially all of the economic benefits of the VIE; and
●	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate its financial results and its subsidiaries into our consolidated financial statements under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of King & Wood Mallesons, our PRC legal counsel, (i) the ownership structures of our WFOE and the VIE in China are not in violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the VIE and its shareholders and the spouse consent letters governed by PRC law are legal, valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	imposing fines, confiscating the income from our WFOE or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE, or imposing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our app/websites;
●	imposing additional conditions or requirements with which we may not be able to comply;
●	requiring us to restructure the operations in such a way as to compel us to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets; or
●	restricting or prohibiting our use of the proceeds of the initial public offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our consolidated financial statements, if the PRC governmental authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

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

Although we believe we, our WFOE and the VIE comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the VIE does not comply with applicable law, it could revoke the VIE’s business and operating licenses, require the VIE to discontinue or restrict the VIE’s operations, restrict the VIE’s right to collect revenues, block the VIE’s websites, require the VIE to restructure our operations, impose additional conditions or requirements with which the VIE may not be able to comply, impose restrictions on the VIE’s business operations or on their customers, or take other regulatory or enforcement actions against the VIE that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the VIE’s business operations or restrict the VIE from conducting a substantial portion of their business operations, which could materially and adversely affect the VIE’s business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the VIE that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIE, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

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

We rely on contractual arrangements with the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

The VIE contributed a portion of our consolidated total revenues for the years ended December 31, 2019, 2020 and 2021, respectively. We have relied and expect to continue to rely on contractual arrangements with the VIE and its shareholders to conduct our business. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

There are very few precedents as to whether contractual arrangements would be judged to form effective control over the relevant consolidated affiliated entities through the contractual arrangements, or how contractual arrangements in the context of a consolidated affiliated entity should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct our business may be materially adversely affected. Therefore, these contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the VIE. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may be unsuccessful. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations.

All of the arrangements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. Additionally, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

The VIE holds our ICP License for internet information service (excluding news, publication, education, medical and healthcare, drug and medical instruments, electronic publication services), an internet culture operation license for operating music products and shows, a radio and television programs production and management license for animations, feature films, TV variety shows (excluding political news and similar features and columns). In the event we are unable to enforce our contractual arrangements, we may not be able to exert effective control over the VIE, and our ability to conduct these businesses may be negatively affected.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have potential conflicts of interest with us. For example, Mr. Baoli Ma is one of the shareholders of the VIE. Mr. Baoli Ma is also our founder, chairman and chief executive officer. Any shareholder of the VIE may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with any of them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive substantially all the economic benefits from them. For example, the shareholders may be able to cause our arrangements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed shareholders’ voting rights proxy agreement to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIE and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of the VIE divorces his spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of the VIE is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Contractual arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affected our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities. In addition, the PRC tax authorities may impose punitive interest on the VIE for the adjusted but unpaid taxes at the rate of 5% over the basic RMB lending rate published by the People’s Bank of China for a period according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay punitive interest.

We may lose the ability to use and enjoy assets held by the VIE that are material to the operation of certain portion of our business if the VIE goes bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIE, the VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business. If the VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, neither the VIE nor the shareholders of the VIE may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our WFOE and the VIE are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our WFOE and the VIE are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

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

We conduct our business primarily through our WFOE and the VIE and its subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our WFOE is subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

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

Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for the Internet Platform Economy Sector and other PRC anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

On February 7, 2021, the State Council Anti-Monopoly Committee issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or Anti-monopoly Guide, that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as setting out merger controlling filing procedures involving variable interest entities. Due to the uncertainties associated with the evolving legislative activities and varied local implementation practices of anti-monopoly and competition laws and regulations in the PRC, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations.

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

Our business is subject to supervision and regulation by various governmental authorities in China, and such governmental authorities include the CAC, the MOFCOM, the MIIT, the SAMR, the National Health Commission, or the NHC, the MCT, the NRTA, and the corresponding local regulatory authorities. Such governmental authorities promulgate and enforce laws and regulations that cover a variety of business activities that relate to our operations, such as provision of internet information, sales of and internet advertisement, providing live streaming and short videos broadcasting services, online sale of pharmaceutical products, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses and permits for, the relevant business activities.

We have not obtained certain approvals, licenses and permits that may be required for some aspects of our business operations. For example, our mobile apps offer short videos created by ourselves and our broadcasters. According to the PRC Administrative Provisions on Internet Audio-Visual Program Services, a provider of online audio-visual service is required to obtain a license for online transmission of audio-visual programs, or Audio-Visual License. We have not obtained the Audio-Visual License for providing internet audio-visual program services and content through our platform in China and we may not be eligible for the Audio-Visual License, because the current PRC laws and regulations require an applicant to be a wholly state-owned or state-controlled entity. Although we are looking for suitable licensed targets or partners to work with, identifying, negotiating and maintaining relationships with such licensed entities require significant time and resources. Though we have obtained a pharmaceutical operation license from the local counterpart of the SAMR in February 2020 through acquisition of license-holding targets for conducting pharmaceutical retail business, historically we did not hold the pharmaceutical operation license; we shall obtain a practicing license of medical institutions from the NHC if our health related services are deemed medical diagnosis and treatment services. We have established our own internet hospital, Dezhou He Health Internet Hospital (“He Health Internet Hospital”), which has obtained a medical institution practicing license and completed the registration of internet diagnosis and treatment activities with the NHC in April 2021. We acquired Finka in 2020, which allows users to communicate in real-time on the apps. Finka holds the ICP License for internet information service, which however does not cover real-time information interaction. We are making efforts to obtain all licenses and permits that are necessary to our various business activities, however, there is no assurance that we can timely obtain all such licenses and permits or that we will not be subject to penalty for operating without such licenses and permits.

Our mobile platform, Blued, is operated by the VIE, which holds an ICP license and a Network Culture Operation License and offers value-added telecommunication services through Blued, including features to show users profile at the top of the “nearby user list” and push users’ selected posts to the “now trending” section to bring them more viewership and fans, while our WFOE collected payment from such users for such services and recognized live streaming revenue and membership revenue prior to May 20, 2020. Since May 20, 2020, the VIE has started to collect payments and provided live streaming and membership services. Accordingly, we expect the revenue of the VIE will significantly increase. Due to the uncertainty regarding the interpretation of relevant concepts of value-added telecommunication services and cyber performance operation services, it is not clear whether our WFOE as a party receiving payments for such services rather than the actual business operator will also be deemed to be a service provider and be required to obtain an ICP license or a Network Culture Operation License. Although we consider that our WFOE was providing technical support rather than offering telecommunication services, and that our WFOE did not offer network culture products, there is no assurance that the governmental authorities, future legislations, interpretations and enforcement of law will reach the same conclusion.

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

The approval of, or filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The PRC government authorities has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are or have been conducted overseas and foreign investment in China-based companies like us. On July 6, 2021, the relevant PRC government authorities issued the Securities Activities Opinions. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comments. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (i) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the principal place of business is in the PRC or carried out in the PRC. It is unclear based on these draft measures whether either or both of the above criteria need to be satisfied. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after the completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. These draft measures also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended, revised or updated, their enactment timetable and final content. As the CSRC may formulate and publish guidelines for filings in the future, these draft measures do not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on financing and other financing activities. As for the filings for other listed companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also pointed out that, if compliant with relevant PRC laws and regulations, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, the Q&A did not specify what would qualify as a “compliant VIE structure” and what relevant PRC laws and regulations are required to be complied with. The draft Provisions on Strengthening the Confidentiality and Archives Administration of Overseas Securities Issuance and Listing by Domestic Enterprises does not provide for a clear scope of government work secrets or the documents and materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

On December 27, 2021, the NDRC and the MOFCOM jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the Special Administrative Measures, if a PRC company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, according the further explanation of the NDRC, the foreign investors of the direct overseas offering and listing company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions and business prospect may be adversely and materially affected.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the laws, regulations and provisions described above, are required for our future offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of the ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of the ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

We are a company incorporated under the laws of the Cayman Islands, we generate a substantial majority of our revenues from China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and all are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside the mainland of China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors as none of them currently resides in the U.S. or has substantial assets located in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

There are significant legal and other obstacles in China to providing information needed for regulatory investigations or litigation initiated by regulators outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States involves uncertainty. The PRC government authorities have strengthened the supervision of cross-border information provision recently. For example, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the territory of the PRC. Furthermore, pursuant to the draft of Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) issued by the CSRC on April 2, 2022, if any overseas securities regulators and competent overseas authorities requests to investigate, including to collect evidence for investigation purpose, or inspects a domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such domestic companies, such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to M&A and Overseas Listing.” While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated and the draft of Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) have not been formally adopted, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

We may rely on dividends and other distributions on equity paid by our WFOE to fund any cash and financing requirements we may have, and any limitation on the ability of our WFOE to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our WFOE for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If any of our WFOE, the VIE and its subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our WFOE may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to a staff welfare and bonus fund. These reserve fund and staff welfare and bonus fund cannot be distributed to us as dividends.

Our WFOE, the VIE and its subsidiaries generate primarily all of their revenue in RMB, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our WFOE to use their RMB revenues to pay dividends to us.

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

The PRC Ministry of Finance, or the MOF, the SAT and the General Administration of Customs promulgated the Announcement on Policies to Deepen Value-Added Tax Reform on March 20, 2019, which provides that the current value-added tax rate of 16% in manufacturing and other industries will be reduced to 13%, the current value-added tax rate of 10% in transportation and other industries will be reduced to 9%, and the value-added tax rate in value-added telecommunication service and other industries will remain at 6% from April, 2019. We are subject to value-added tax at a rate of 13% on our sale of medications and screening kits from April, 2019, less any deductible value-added tax we have already paid or borne. It is uncertain whether the value-added tax rate will be raised in the future, which could have a material adverse effect on our financial condition and results of operations. If we fail to comply with these regulations, we may be subject to sanctions including corrective orders, imposition of fines and confiscation of illegal gains.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the initial public offering to make loans or additional capital contributions to our WFOE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our WFOE, the VIE and its subsidiaries. We may make loans to our WFOE, the VIE and its subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to foreign exchange loan registrations. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the construction and purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, there can be no assurance that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our WFOE or the VIE or with respect to future capital contributions by us to our WFOE. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from the initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

A substantial majority of our revenues and costs is denominated in RMB. Any significant depreciation of the RMB may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial majority of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our WFOE to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our WFOE in China may be used to pay dividends to our company. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our WFOE and the VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside of China, or to make other capital expenditure payments outside of China in a currency other than Renminbi.

In light of the flood of capital outflows of China, the PRC government may from time to time impose more restrictive foreign exchange policies and step up scrutiny of major outbound capital movement. More restrictions and substantial vetting process may be required by SAFE or other governmental authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Among other things, the M&A Rules adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise and involves any of the following circumstances: (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The Anti-Monopoly Law promulgated by the Standing Committee of the National People's Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, PRC national security review rules that became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. On December 14, 2020, the SAMR announced three cases of administrative penalties for the failures of acquirers to make proper concentration declarations to authorities about their past acquisitions. This is also the first time that the SAMR imposed administrative penalties for illegal concentration declarations on entities structured in a VIE arrangement.

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

In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations when our company becomes an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our WFOE and limit our WFOE’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our WFOE has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company— B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADS holders.

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

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such income or gains are deemed to be from PRC sources. Any PRC tax imposed on dividends or gains may be subject to reduction if a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any PRC tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

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

In October 2017, the SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. Effective in December 2017, SAT Circular 37, among others, repealed the Circular 698 and amended certain provisions in SAT Circular 7. According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. However, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

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

Risks Related to The ADSs

The market price for the ADSs has been and may continue to be volatile.

The trading price of the ADSs has ranged from US$1.25 to US$20.46 per ADS in 2021. The trading price of the ADSs is likely to remain volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow and data related to our user base or user engagement;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new product and service offerings, solutions and expansions by us or our competitors;
●	announcements of new laws and regulations or interpretations of existing laws and regulations that affect our business;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our products and services or our industries;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	actual or potential litigation or regulatory investigations; and
●	the proposed acquisition of all of our outstanding shares, including the Class A ordinary shares represented by the ADSs, not already beneficially owned by Mr. Baoli Ma and Metaclass Management ELP in a proposed going private transaction.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

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

There can be no assurance that any definitive offer will be made with respect to the going private transaction proposed by Mr. Baoli Ma and Metaclass Management ELP, that any definitive agreement will be executed or that this or any other similar transaction will be approved or consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of the ADSs.

On January 2, 2022, our board of directors received a preliminary non-binding proposal letter (the “Original Proposal”) from Mr. Baoli Ma and Spriver Tech Limited, to acquire all of our outstanding ordinary shares, including the Class A ordinary shares represented by the ADSs, that are not already beneficially owned by them for a proposed purchase price of US$3.70 per ordinary share or US$1.85 per ADS in cash through a going private transaction.

On April 18, 2022, our board of directors received a revised preliminary non-binding proposal letter (the “Proposal Letter”) from Mr. Baoli Ma and Metaclass Management ELP, an affiliate of Spriver Tech Limited (“Sponsor,” and together with Mr. Baoli Ma, the “Buyer Group”) with respect to the proposed going private transaction (the “Proposed Transaction”). The Buyer Group was formed in furtherance of the Proposed Transaction initially set forth in the Original Proposal, and the Proposal Letter updates the Original Proposal to (i) inform our board of directors that Metaclass Management ELP, an affiliate of Spriver Tech Limited, is replacing Spriver Tech Limited as Sponsor and (ii) reduce the proposed purchase price from US$3.70 per Ordinary Share or US$1.85 per ADS in cash to US$3.20 per Ordinary Share or US$1.60 per ADS in cash. The other key terms of the Proposal Letter remain the same as those set forth in the Original Proposal. As of April 18, 2022, Mr. Baoli Ma beneficially owns an aggregate of 5,114,840 Class B ordinary shares and 792,537 Class A ordinary shares, which represent 67.3% of our total voting power.

Our board of directors has formed a special committee consisting of three independent directors, Wenjie (Jenny) Wu, Shengwen (Roy) Rong, and Guojie Shi, to evaluate and consider the Proposal Transaction. The special committee retained Duff & Phelps as its financial advisor and Skadden, Arps, Slate, Meagher & Flom as its U.S. legal counsel. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the going private transaction, or that the going private transaction or any other similar transaction will be approved or consummated.

The Proposed Transaction, whether or not pursued or consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we sign any definitive agreement with the Buyer Group, we may be subject to various restrictions under those agreements on the conduct of our business prior to the completion of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction. Also, any development of the transaction, such as entering into or termination of any definitive agreement, may increase volatility of the trading price of the ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

As of April 18, 2022, Mr. Baoli Ma beneficially owns an aggregate of 5,114,840 Class B ordinary shares and 792,537 Class A ordinary shares, which represent 67.3% of our total voting power. Therefore, Mr. Baoli Ma has decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

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

You must rely on the judgment of our management as to the use of the net proceeds from the initial public offering, and such use may not produce income or increase the ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the ADS price. The net proceeds from the initial public offering may be placed in investments that do not produce income or that lose value.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. In particular, recent declines in the market price of the ADSs significantly increased our risk of becoming a PFIC. The market price of the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or Class A ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by the ADSs.

As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares representing the ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares representing the ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares representing the ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice enable you to withdraw the Class A ordinary shares underlying the ADSs and become the registered holder of such shares prior to the record date of the general meeting to allow you to vote with respect to any specific matter. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will use its best endeavors to notify you of the upcoming vote and to deliver our voting materials to you. There can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your Class A ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the Class A ordinary shares underlying the ADSs are not voted as you requested.

Except in limited circumstances, the depositary for the ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying the ADSs if you do not vote at shareholders’ meetings, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not timely and properly give voting instructions to the depository as to how to vote the Class A ordinary shares underlying the ADSs, the depositary will give us or our nominee a discretionary proxy to vote the Class A ordinary shares underlying the ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not timely and properly give voting instructions to the depository as to how to vote the Class A ordinary shares underlying the ADSs at shareholders’ meetings, you cannot prevent such Class A ordinary shares underlying the ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares” for more information.

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

The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our seventh amended and restated memorandum and articles of association contain provisions that could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. See “Item 10.B. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

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

We cannot predict if investors will find the ADSs less attractive or our company less comparable to certain other public companies because we will rely on these exemptions and election. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile.

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

As an exempted company incorporated in the Cayman Islands company that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow our home country practice that does not require us to (i) hold an annual meeting of shareholders no later than one year after the end of its fiscal year, (ii) seek shareholder approval for establishing share incentive plans, and (iii) have an audit committee consisting of two members. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

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

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

In September 2011, Beijing BlueCity Culture and Media Co., Ltd., the VIE, a PRC domestic company, was established. We launched our mobile app Blued in 2012.

In December 2013, BlueCity Holdings Limited was established in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. In March 2014, BlueCity Holdings Limited established a wholly-owned subsidiary in Hong Kong, BlueCity Holdings Hong Kong Limited.

In 2014, BlueCity Holdings Hong Kong Limited established, Beijing BlueCity Information & Technology Co., Ltd., our WFOE, and we gained control over the VIE through our WFOE by entering into a series of contractual arrangements with the VIE and its shareholders. In June 2018, in order to reflect the change of shareholding of the VIE, we effected some restructuring of the equity ownership in the VIE, and a new series of contractual arrangements, whose terms are substantially the same with the previous contractual arrangements, were subsequently entered into by and among our WFOE, the VIE and the VIE’s shareholders. See “—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.” As a result of our direct ownership in our WFOE and the VIE contractual arrangements, we are regarded as the primary beneficiary of the VIE. We treat the VIE as our consolidated affiliated entity under U.S. GAAP, and have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

On July 8, 2020, the ADSs commenced trading on the Nasdaq Global Market under the ticker symbol “BLCT.” We raised approximately US$78.2 million in net proceeds from the issuance of new shares from our initial public offering after deducting underwriting commissions and the offering expenses payable by us.

In August 2020, we completed the acquisition of LESDO, a leading location-based social networking service provider targeting the lesbian community in China. We subsequently terminated the operation of LESDO in October 2021.

In December 2020, we completed the acquisition of Finka, a leading gay social networking app in China targeting younger generations, for an aggregate consideration equivalent to RMB237 million in cash.

In April 2021, we established our own internet hospital, He Health Internet Hospital, which has obtained a medical institution practicing license and completed the registration of internet diagnosis and treatment activities with the NHC. He Health Internet Hospital now offers HIV-related diagnosis and treatment services, as well as consultation services related to comprehensive men’s health issues.

In November 2021, we established our own consumer health brand, Mr. Heer, dedicated to male personal care and sexual health products. Currently, Mr. Heer products include condoms, lubricant, and wet wipes.

On January 2, 2022, our board of directors received the Original Proposal from Mr. Baoli Ma and Spriver Tech Limited to acquire all of our outstanding ordinary shares, including the Class A ordinary shares represented by the ADSs, that are not already beneficially owned by them for a proposed purchase price of US$3.70 per ordinary share or US$1.85 per ADS in cash through a going private transaction.

On April 18, 2022, our board of directors received the Proposal Letter from Mr. Baoli Ma and Metaclass Management ELP, an affiliate of Spriver Tech Limited, with respect to the Proposed Transaction. The Buyer Group was formed in furtherance of the Proposed Transaction initially set forth in the Original Proposal, and the Proposal Letter updates the Original Proposal to (i) inform our board of directors that Metaclass Management ELP, an affiliate of Spriver Tech Limited, is replacing Spriver Tech Limited as Sponsor and (ii) reduce the proposed purchase price from US$3.70 per Ordinary Share or US$1.85 per ADS in cash to US$3.20 per Ordinary Share or US$1.60 per ADS in cash. The other key terms of the Proposal Letter remain the same as those set forth in the Original Proposal.

Our board of directors has formed a special committee consisting of three independent directors, Wenjie (Jenny) Wu, Shengwen (Roy) Rong, and Guojie Shi, to evaluate and consider the going private transaction. For risks and uncertainties relating to the Proposed Transaction, please see “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—There can be no assurance that any definitive offer will be made with respect to the going private transaction proposed by Mr. Baoli Ma and Metaclass Management ELP, that any definitive agreement will be executed or that this or any other similar transaction will be approved or consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of the ADSs.”

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

B.Business Overview

We have a large and active user base that primarily consists of LGBTQ persons in China and other countries and regions including India, South Korea, Thailand and Vietnam. Through our apps, Blued and Finka, we provide a full suite of services that fosters connections and enhances the wellbeing of the LGBTQ community.

Currently, the Blued app enables users to conveniently and safely connect with each other, express themselves and access professional health-related services. Finka, a leading gay social networking app that we acquired in December 2020, satisfies these needs from a younger generation in China.

Leveraging our experience in China, we have successfully expanded into a number of overseas markets and established a strong global presence. Average MAUs of our apps reached 7.2 million in the fourth quarter of 2021. Our users span approximately 170 countries and regions as of December 31, 2021.

Despite our global footprint, approximately 6.6%, 10.0% and 11.9% of our total revenues for 2019, 2020 and 2021, respectively, were contributed by users outside China. We are still in the early stage of generating revenue from our users outside China and are continuing to introduce diversified service offerings to cater to their different needs.

We generate revenues through various services we provide for LGBTQ community. Our total revenues increased by 35.9% to RMB1,031.3 million in 2020 from RMB758.9 million in 2019, and by 4.4% to RMB1,076.6 million (US$168.9 million) in 2021 from RMB1,031.3 million in 2020. Our net loss increased by 319.1% to RMB221.9 million in 2020 from RMB52.9 million in 2019, and by 39.6% to RMB309.6 million (US$48.6 million) in 2021 from RMB221.9 million in 2020.

Our Business

Our Community

We operate a leading global LGBTQ platform that is deeply rooted in the LGBTQ community, which is primarily based in China but also includes users from other countries and regions. Currently, our apps include Blued and Finka. Blued is primarily used by homosexual men, while all of its services are available to the LGBTQ population in general. Finka is a networking app that primarily targets younger generations of the gay community and is mainly focused on developing relationships between users.

We mainly grow our user base organically and foster a healthy and uplifting community culture to allow the LGBTQ population to know themselves, be themselves, and celebrate their lives. In 2021, Blued had an average next month retention rate of 69.0%.

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

We currently operate Blued via a domestic version and an international version, which were launched in 2012 and 2015, respectively. The two versions are substantially similar in terms of the social networking and live streaming functions, while we adopted different approaches to user interface design to cater to domestic and international users’ preferences. The international version can be used in a broad range of languages to accommodate our globalized user base. As we are in the early stage of developing our health-related services, currently they are accessible only on the domestic version of Blued and some third-party platforms in China.

The main services and features of the Blued app are described below.

Social Networking Services

Location-Based Social Networking

We offer a variety of location-based features that cater to the diverse social needs of our users and enable them to conveniently connect with each other and expand relationships from online to offline. Users can contact each other via messaging or other communication tools on our platform, and follow other users’ accounts in order to receive real-time notifications on their status updates. In December 2021, we launched “Flash” feature to our Blued mobile app in South Korea and Vietnam and that allows users to invite others to join online or offline events.

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

We customize our content offerings based on user behavior in different operating regions and the needs of the local communities. For example, we launched “Quick Chat” feature on the international version of Blued that allows users to join live video speed dating. This feature pairs users in seconds based on the languages that they speak and their locations. In November 2020, we introduced a major update to our Blued mobile app in Latin America with optional photo verification and a simpler user interface.

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

We have implemented stringent measures to protect user identity and privacy. In August 2021, we launched a feature on the international version of Blued to prohibit screenshots and screen recording during live streaming and video calls. The iOS version would produce a blank page after a screenshot is attempted, and the Android version does not allow a screenshot from being taken altogether.

Health-related Services

Through the He Health platform, we provide a wide variety of health-related services primarily including (1) HIV-related services and (2) comprehensive men’s health services. Our users can access He Health from Blued, our official website, Wechat official account and online official store.

HIV-related services

We provide easy access to timely and professional HIV screening, pre-exposure prophylaxis (“PrEP”) and post-exposure prophylaxis (“PEP”) solutions. We enable our users to select and order from a comprehensive array of advanced self-test kits and PrEP and PEP medications to be delivered directly to their doorstep, or to be picked up at a pharmacy in our partner network covering over 200 major cities in China. We also offer express delivery of PEP medication with expected delivery time of two hours during business hours, which is now available in nearly 70 major cities in China. We have a customer service team dedicated to providing basic guidance for our users on the use of the medications and kits. For users in need of medical advice regarding their PrEP and PEP plans, we provide online referrals to HIV specialists from recommended hospitals in China who provide follow-up and one-on-one consultation services.

Our He Health Internet Hospital has obtained a medical institution practicing license and completed the registration of internet diagnosis and treatment activities in April 2021. In July 2021, He Health Internet Hospital started to offer online consultation services, working with doctors from China’s leading hospitals. Since then, He Health Internet Hospital has been expanding the scope of its health services, which now covers, among others, treatment and prescription, guidance on health issues such as erectile dysfunction, premature ejaculation, and HIV testing and prevention, and the provision of HIV screening, PrEP and PEP services.

In addition, as an important initiative of our Danlan Public Interest, we enable our users to search for HIV testing locations in China and make appointments directly via Blued. In cooperation with our community partners throughout China, we have amassed a network of over 7,200 testing locations and established 259 express testing centers as of December 2021. We also educate and engage our users by running a forum through He Health, on which we regularly post feature articles and organize “Q&A” threads related to HIV prevention.

Besides, in 2021, we began inviting organizations to register on Blued’s international version to provide critical HIV-related services. Users can directly contact these organizations to receive services including counseling, book appointments for HIV testing, access to PrEP and PEP and home kit deliveries.

Comprehensive Men’s Health Services

Helping our users enjoy a healthier life is a top priority of our platform. Through our self-owned pharmacy operated by Shandong Youping Pharmacy Chain Co., Ltd. and through our cooperation with relevant reputable vendors, He Health provides access to a wide variety of OTC drugs and nutritional supplements related to men’s health. Our users can submit purchase requests, upload relevant medical information and place orders through He Health to efficiently obtain the drugs or supplements they need. We also provide online referrals to users to specialists from top hospitals in China to provide one-on-one consultation services on various men’s health issues. Furthermore, our He Health Internet Hospital provides our users with consultation services related to comprehensive men’s health issues. In addition, we provide a selected collection of skincare, lifestyle and sexual wellness products on He Health through our own health brand, Mr. Heer as well as cooperation with reputable vendors.

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

Live Streaming Services

We derive a substantial portion of our revenues from live streaming, primarily through sale of virtual gifts that viewers purchase for the broadcasters. We officially launched our live streaming services in Blued app in 2016. Finka also provides live streaming services to our community members.

Virtual Gifts

On our apps, we offer a wide variety of innovative virtual gift items to our users, including decorations and other consumable special effects, which they can give to broadcasters to show their appreciation, thereby converting them to paying users. Users are able to purchase virtual gifts on our platform using virtual currencies, beans on Blued, and diamonds on Finka, which in turn can be purchased via embedded payment systems. These virtual currencies are non-refundable and may not be converted back to cash or be transferred between users. The RMB equivalent pricing of virtual gifts range approximately from less than RMB1 to RMB8,500. We continuously offer new virtual items related to trendy events and pop culture trends to incentivize purchases and increase sales.

Broadcasters Engagement

We have a large pool of robust, talented and loyal broadcasters on our apps, and share a certain percentage of revenue generated from virtual gift sales with talent agencies that represent these broadcasters. Talent agencies recruit, train and manage broadcasters on our platform. We are committed to supporting the development of our broadcasters and attracting new broadcasters to ensure a sustainable supply of high-quality streaming content on our platform. For broadcasters who join us without a talent agency, we refer them to a third-party talent agency for better management and development. We require talent agencies and their broadcasters to comply with our platform’s polices. We promote our broadcaster’s profile and increase their popularity in a number of ways, such as designating eye-catching “agency-signed broadcaster” or, for certain highly popular agency-signed broadcasters, “official broadcaster” labels to their profile and recommending their channels on the homepage and during special online events. We also continuously encourage our users to become a broadcaster by holding various promotional campaigns to encourage our users to express themselves and showcase their talent.

Membership Services

To satisfy our users’ social networking needs and improve their user experience, we provide membership services comprising a wide variety of additional social features and functions that users pay to use mainly in the forms of (1) subscription-based membership services and (2) pay-per-use enhancement functions.

We launched our membership services in June 2018 on the domestic version of Blued. Blued started to implement a comparable membership service system on the international version in November 2019 with certain offerings differentiated for the international markets. Currently, Finka also provides membership service.

Subscription-based Membership Services

On Blued, we provide enhanced and additional services to users who subscribe to our membership program by paying membership fees. The subscription-based membership service is currently divided into two tiers, VIP and Blued X.

For example, VIP services on the domestic version include displaying a membership logo on their profile, ability to hide distance and last log-in time from other users, personalized homepage, advanced filters, personalized chat window background, higher limits on the maximum number of blacklisted users, and other special features unavailable to non-members. Additional services unlocked for our Blued X on the domestic version include the ability to hide log-in status, blocking in-app advertisements, following and visiting other users without giving them notice and so on.

On Finka, we provide enhanced and additional services to users who subscribe to our membership program by paying membership fees. Additional services unlocked for members include access to near-by users, advanced filters, exploration to find friends in different locations, privacy alteration, multiple profile photos, special virtual effect when entering into live streaming channels and other special features unavailable to non-members.

Pay-Per-Use Services

On Blued, we also empower our users to better promote themselves and improve their profile through advanced enhancement functions on a pay-per-service basis, currently including “Promote” and “Spotlight” which are available on the domestic version, and “Boost”, “Quick Chat” and “1v1 Video Call” on the international version.

For example, “Promote” service on the domestic version promotes a single post that the paying user created by widely pushing the post to other users and thus increasing the likelihood of other users viewing the post for several hours. The paying user can either rely on our intelligent matchmaking algorithm to recommend the post to other users that he might be interested in attracting, or directly target a specific user type by applying a number of filters. After purchasing “Spotlight” service, our platform recommends the paying user to the nearby users for a short period of time, significantly increasing the likelihood of other users visiting or messaging the paying user.

Advertising Services

We offer a variety of advertising services via Blued and Finka, primarily including (1) display advertising placement on the full screen that appears before the application is loaded, banners on the location-based social homepage, and banners on recent visitors page and (2) native advertising placement on the location-based social homepage and recent visitors page. Our advertisers consist of a variety of brands attracted by our platform and user base, including major e-commerce platforms, fast moving consumer goods, cosmetic and beauty products and health products providers in China.

Merchandise sales

Through He Health, we generated revenue from merchandise sales of HIV-related screening kits, medications and drugs, as well as sales of OTC drugs and nutritional supplements related to men’s health. He Health, launched in March 2019, is currently available only in China.

Others

Others mainly consist of the provisions of family planning service (we stopped from accepting relevant new orders starting from March 2021), consulting service to healthcare and medical institutions and marketplace service.

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

We have a security team of engineers and technicians dedicated to protecting the security of our platform and complying with applicable cyber security laws and regulations in the regions where we operate. Our back-end security system is capable of handling malicious attacks to safeguard the security of our platform and to protect the privacy of our users. We back up our user and certain other critical forms of data on a daily basis in separate and various secured data back-up systems operated by cloud providers to minimize the risk of data lost. Among our portfolio apps, only Blued’s infrastructure and cloud-based data security system has passed ISO 27001 and GB 17859-1999 Level 3 standards. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.”

Our Technology

We have a team of over 240 experienced technology professionals who are based in China as of December 31, 2021. Our major technology and development teams include those focusing on mobile, front end, big data, artificial intelligence, quality control and infrastructure. Among our technology and development personnel, above 78% hold undergraduate degrees or above, and above 10% hold graduate degrees.

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

Infrastructure

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operation efficiency. We currently rely on Tencent Cloud for our computing, storage, bandwidth and other services both in and outside of China. Data related to users in and outside of China are strictly stored on servers in and outside of China, respectively. This ensures the instant expansion and robustness of our services at peak times. We currently support simultaneous hosting of hundreds and thousands of live streaming and simultaneous streaming services for millions of users. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business depends on our ability to maintain and scale our technology infrastructure. Any service disruption in our service could damage our reputation, result in a potential loss of users and decrease in user engagement, and seriously harm our business.”

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

In December 2021, we released our 2020 Environmental, Social and Governance (ESG) Report, which highlight our initiatives to drive progress towards a more diverse and inclusive space for our employees, users globally and wider society.

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

HIV Express Testing. We empower our users to search for HIV testing locations in China and make appointments directly via Blued. In cooperation with our community partners throughout China, we have amassed a network containing over 7,200 testing locations and established 259 express testing centers covering most major cities throughout China as of December 31, 2021. Our first testing center was established in Beijing in 2012. From 2017 to 2019, we facilitated over 23,000 free offline HIV tests in Beijing alone. In 2021, we facilitated through the Blued app over 5,000 online appointments for HIV testing in Beijing.

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

HIV Research. We are a natural partner for HIV research. Leveraging our platform’s technological advantages and our large LGBTQ user base, we are able to empower researchers in various aspects of HIV research, including size estimation of LGBTQ population, recruitment of research subjects, assessment of risks and intervention strategies and large-scale survey for feedback on prevention measures. We have worked with a wide range of governmental, academia and corporate partners, including Gilead Sciences, Inc. and GlaxoSmithKline (China) Investment Co., Ltd., to conduct HIV-related research and studies. From 2019 to 2021, we have participated in 31 studies and co-published 15 research papers on renowned academic journals.

HIV Prevention Volunteers. Effective HIV prevention also needs dedicated community efforts offline. We have organized and trained approximately 404 volunteers who have worked on HIV testing and prevention initiatives since 2012, with an aggregate of over 63,456 dedicated volunteer hours. We have implemented a standardized program to regularly interview, recruit and train our volunteers and test and evaluate their HIV-related knowledge and service quality.

Funding for HIV Prevention. We also work with prominent community partners to provide funding to HIV programs from time to time. For example, in August 2019, in cooperation with Chinese Foundation for Prevention of STD and HIV we established and provided the initial funding for “Danlan Public Interest Fund.” Through the fund, we intend to further gather support from other community partners and HIV-related organizations to strengthen support for HIV prevention efforts among youth. In November 2020, we pledged to donated RMB1 million to further carry out HIV-prevention education and control in the lead-up to World AIDS Day.

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

Intellectual Property

We regard our proprietary domain names, copyrights, trademarks, patents and other intellectual property as critical to our operations. We rely on a combination of patents, copyrights, trademarks and trade secret laws to protect our intellectual property. As of December 31, 2021, we had more than 870 registered trademarks in China and globally including the logo of our Blued application and Finka application; 1 patent in China; more than 35 software copyrights in China; and more than 260 domain names.

We rigorously control access to our proprietary technology and information and maintain internal channels for report of intellectual property rights infringements. There can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or claiming they have not infringed our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, financial condition and prospects.”

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

Regulations Relating to Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by MOFCOM and NDRC. On June 28, 2017, MOFCOM and NDRC promulgated a revision of the Guidance Catalogue of Industries for Foreign Investment (2017 Revision), or the Catalogue, effective on July 28, 2017. Industries listed in the Catalogue are divided into three categories: encouraged, restricted and prohibited. On June 28, 2018, NDRC and MOFCOM promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2018 Version), or the 2018 Negative List, effective on July 28, 2018. The Negative List and the Industry Guidelines on Encouraged Foreign Investment (2019 Version), or the 2019 Encouraged Catalogue, were both promulgated by the NDRC and MOFCOM on June 30, 2019 and became effective on July 30, 2019. The 2020 Negative List promulgated by the NDRC and MOFCOM on June 23, 2020 and became effective on July 23, 2020, and the Industry Guidelines on Encouraged Foreign Investment (2020 Version), or the 2020 Encouraged Catalogue, promulgated on December 27, 2020 and became effective on January 27, 2021. The 2021 Negative List promulgated by the NDRC and MOFCOM on December 27, 2021 and became effective on January 1, 2022. The 2018 Negative List was repealed simultaneously by the 2019 Negative List, the 2020 Negative List and then by the 2021 Negative List, and the “Industry Guidelines on Encouraged Foreign Investment” in the Catalogue was repealed simultaneously by the 2019 Encouraged Catalogue and then by 2020 Encouraged Catalogue. Therefore, the 2021 Negative List enumerates restricted industries and prohibited industries in relation to the foreign investment, the 2020 Encouraged Catalogue enumerates encouraged industries in relation to the foreign investment. Industries neither listed in the 2021 Negative List nor listed in the 2020 Encouraged Catalogue are generally deemed to be in the “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the 2021 Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Foreign investment in value-added telecommunications services (except for e-commerce, domestic multi-party communication, store-and-forward, and call center) and Internet audio-video program service and Internet culture operation (except for music) fall within the 2021 Negative List.

On October, 2016, MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, most recently amended on June 29, 2018 and took effect on June 30, 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of foreign-invested enterprises are subject to record-filing procedures, provided that such establishment or change does not involve special entry administration measures. If the establishment or change of foreign-invested enterprises matters involve the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. On December 30, 2019, MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, or the Measures for Information Reporting, which became effective in January 2020. The FIE Record-filing Interim Measures was repealed simultaneously by the Measures for Information Reporting. Pursuant to the Measures for Information Reporting, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to competent commerce departments. The establishments and changes of foreign-invested enterprises are subject to information reporting procedures through Enterprise Registration System and National Enterprise Credit Information Publicity System.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council of the People’s Republic of China, or the State Council on December 11, 2001 and most recently amended in April 2022 and effective from May 1, 2022, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%.

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

To comply with PRC laws and regulations, we rely on contractual arrangements with the VIE to operate our value-added telecommunications business, Internet audio-video program service and Internet culture operation in China.

Foreign Investment Law

On March 15, 2019, the Standing Committee of the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January, 2020 and replaced the trio of old rules regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms within five years. The implementing rules of the Foreign Investment Law will be stipulated separately by State Council. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “Foreign Invested Enterprises”, or “FIEs”, means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in the mainland of China, including: (i) establishing FIEs in the mainland of China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in the mainland of China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

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

Regulations Relating to Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of China, or the Telecommunications Regulations, as recently amended in February 2016, to regulate telecommunications activities in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities in China. According to the Catalog of Telecommunications Business (2015 Amendment) implemented in March 2016 (as amended on June, 2019), Internet information services constitute a type of value-added telecommunications service. The Telecommunications Regulations require operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT, or its provincial branches prior to the commencement of such services.

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

Regulations Relating to Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures issued by the State Council on September 25, 2000 and amended in January 2011, regulates provisions of Internet information services in the PRC. According to the ICP Measures, Internet information services refer to provisions of information through the Internet to online subscribers, including commercial and non-commercial services. Pursuant to the ICP Measures, commercial Internet information service providers shall obtain ICP Licenses from relevant PRC local authorities before engaging in commercial Internet information services in China. In addition, according to relevant PRC laws, administrative regulations or rules, providers of Internet information services in respect of news, publishing, education, medical treatment, health, pharmaceuticals or medical apparatuses shall obtain consent of the relevant PRC competent authority before applying for an operating permit or carrying out record-filing procedures.

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

Regulations Relating to Real-Name Registration System

Pursuant to the Regulations for the Administration of Online Live-Streaming Services, or Internet Live-Streaming Services Provisions, promulgated by the CAC, on November, 2016, which came into effect in December 2016, live streaming service providers should verify the identity of users on a live streaming platform with their information such as through their mobile phone number. Also, according to the Administrative Measures for Business Activities of Online Performances issued by Ministry of Culture on December, 2016 and in effect as of January, 2017, live streaming service providers should require streamers on a live streaming platform to make real-name registration.

On August 1, 2018, the National Office of Anti-Pornography and Illegal Publication, the MIIT, the MPS, the MCT, the NRTA, and the CAC jointly promulgated the Notice on Strengthening the Administration of Online Live Streaming Service, or the Online Living Streaming Service Notice. Effective on the same day, the Online Living Streaming Service Notice provides that online live streaming services providers shall implement the user real name system as required, strengthen the administration of broadcasters, establish a broadcaster blacklist system, and improve the system for monitoring and examining the content of live streaming services and the measures for dealing with illegal and harmful content.

Regulations Relating to Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile applications, or the APPs and the Internet application store, or the APP store, are specially regulated by the Regulations for the Administration of Mobile Internet Applications Information Services, or the APP Provisions, which were promulgated by the CAC, on June 28, 2016 and became effective in August 2016.

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

Regulations Relating to Online Transmission of Audio-Visual Programs

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Private Capital into the Cultural Industry, according to which private capital was prohibited from engaging in the business of online transmission of audio-visual programs. In July 2005, five PRC governmental authorities, including the Ministry of Culture, or the MOC (which is the predecessor of the Ministry of Culture and Tourism, or the MCT), the State Administration of Radio Film and Television, or the SARFT (which is currently as the NRTA), the General Administration of Press and Publication, or the GAPP, the NDRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. On December 20, 2007, the SARFT and the MII jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Services, or the Audio-Visual Provisions, which took effect on January 31, 2008 and were subsequently amended on August 28, 2015. Under these provisions, foreign investors are prohibited from engaging in the business of distributing audio-visual programs through Internet.

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

In January 2019, the CNSA issued the Censoring Criteria for Network Short Video Content, as amended in 2021, which set forth certain details of content prohibited to be broadcasted, such as violence, pornography, gambling, terrorism, superstitious and other illegal or immoral content.

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

Regulations Relating to Live Streaming Service

The Notice concerning Strengthening the Administration of the Streaming Service of Online Audio-Visual Programs, or the Notice of Streaming Service promulgated by SAPPRFT in September 2016 emphasizes that, unless a specific license is granted, the audio-visual programs service provider is forbidden from engaging in live streaming on major political, military, economic, social, cultural and sports events. An Internet live-streaming service provider shall (i) equip personnel to review the content of the live-stream; (ii) establish the technical methods and work mechanisms in order to replace the unlawful content by using the backup program; and (iii) record the live streaming program and keep the records for at least 60 days to fulfill the inspections requirements from the competent administrative authorities.

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

According to the Online Living Streaming Service Notice, online live streaming service providers shall fulfill the website ICP filing formalities with the competent government authorities. Online live streaming services providers involved in the operation of telecommunications services and Internet-based news information, online performances, live streaming of internet audio-visual programs and other services shall apply to the relevant departments respectively for obtaining licenses for the operation of telecommunications services, Internet-based news information services, network cultural operations, and dissemination of audio-visual programs through information networks and shall complete record-filing formalities with the local public security authorities in accordance with the relevant regulations within 30 days of their live streaming services being launched. Online live streaming services providers shall carry out their business in strict accordance with the licensed scope, and shall not use live streaming services to produce, copy, release, or disseminate information and content prohibited by laws and regulations.

According to Notice 78 promulgated by the NRTA on November 12, 2020, live streaming platforms for online shows are requested to strengthen positive value guidance and enable those tasteful, meaningful, interesting and warm live-broadcasting programs to have good traffic, and to prevent the spread of the trends of wealth flaunting, money worshiping and vulgarity. In addition, the number of content reviewers of a platform is required to be no less than 1:50 of the number of live streaming rooms. Live streaming platforms for online shows need to manage the broadcasters and “virtual gifting” users based on the real-name registration system, and users who have not registered with real names or who are minors are prohibited from virtual gifting. The live streaming platforms are required to implement real-name registration system by real-name verification, face recognition, manual review and other measures to prevent minors from virtual gifting. The platform shall limit the maximum amount of virtual gifting each user may give per time, day and month. Live streaming platforms for e-commerce shall not illegally produce and broadcast, beyond their business scope of e-commerce, any commentary programs unrelated to sales of goods. Notice 3 jointly promulgated by the NRTA and six other authorities reiterates certain requirements for live streaming platforms stipulated under Notice 78, which requires live streaming platforms to, including but not limited to, file with local cyberspace administration office in a timely manner and cancel its filing immediately after it ceases to provide live streaming services, set certain limits on user spending on virtual gifting and restrictions on minors on virtual gifting as required and strengthen the protections of minors. On August 30, 2021, the MCT promulgated the Measures for the Administration of Online Performance Brokerage Agencies, or the Online Performance Brokerage Agencies Measures, which took effect on the same date, pursuant to which, online performance brokerage agencies are not allowed to provide online performance brokerage services to minors under the age of 16, and when providing such services to minors over the age of 16, online performance brokerage agencies must verify their identity information and obtain written consent from their guardians.

On March 25, 2022, the CAC, the STA and the SAMR jointly issued the Notice on Further Standardizing the Profit-Making Behavior of Live Streaming to Promote the Healthy Development of the Industry, which required live streaming platforms to authenticate the identity of each live streaming publisher and report various information of those publishers that have profit-making behaviours to local provincial-level network department and tax authorities semi-annually. Information required to be reported include personal identity, live streaming account, online nicknames, bank account to receive compensation, income type and profit level. Furthermore, live streaming platforms are required to (i) strictly implement classification management system over live streaming accounts, (ii) take appropriate measures against law-breaking accounts, including to issue warnings and notices, request to rectify, limit the account functions, suspend or terminate accounts, and prohibit re-registration, and (iii) properly keep relevant record.

Regulations Relating to Online Cultural Activities

The MOC promulgated the Provisional Measures on Administration of Internet Culture on February 17, 2011, which took effect in April 2011 and was recently amended on December 15, 2017, and the Notice on Issues Relating to Implementing the Newly Revised Provisional Measures on Administration of Internet Culture promulgated by the MOC on March 18, 2011, which apply to entities that engage in activities related to “online cultural products”. “Online cultural products” are classified as cultural products developed, published and disseminated through the Internet which mainly include: (i)online cultural products particularly developed for publishing through the Internet, such as, among other things, online music and video files, network games and online animation features and cartoons (including flash animation); and (ii)online cultural products converted from audio and visual products, games, performing arts, artworks and animation features and cartoons, and published on the Internet. Pursuant to this legislation, entities are required to obtain the Network Culture Operation License from the applicable provincial level counterpart of the MCT if they intend to commercially engage in any of the following types of activities:

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

In May 2019, the General Office of MCT promulgated the Notice on Adjustments on the Scope of Approval in relation to the Network Culture Operation License and Further Regulating the Approval Work, or the Notice on Adjustment of the Network Culture Operation License, according to which any activities in relation to chatting, e-commerce, education, training, sports, traveling, etc. shall not be deemed as a network performance which has been adjusted as a specific item in the business scope under Notice on Adjustment of the Network Culture Operation License.

Regulations Relating to Virtual Currency

On January 25, 2007, the MPS, the MOC, the MII and the GAPP jointly issued a circular regarding online gambling which has implications on the issuance and use of virtual currency. To curtail online games that involve gambling while addressing concerns that virtual currency might be used for money laundering or illicit trade, the circular (a)prohibits online game operators from charging commissions in the form of virtual currency in connection with the winning or losing of games; (b)requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c)bans the conversion of virtual currency into real currency or property; and (d)prohibits services that enable game players to transfer virtual currency to other players. To comply with the relevant section of the circular that bans the conversion of virtual currency into real currency or property, in relation to online music and entertainment, our virtual currency currently can only be used by viewers to exchange for virtual items to be used to show support for performers or gain access to privileges and special features in the channels which are services in nature instead of “real currency or property.” Once the virtual currency is exchanged by viewers for virtual items or the relevant privileged services, the conversion transaction is completed and we immediately cancel the virtual item in our internal system.

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

In June 2009, the MOC and the MOFCOM jointly issued the Notice to Strengthen the Administration of Online Game Virtual Currency, or the Virtual Currency Notice. The Virtual Currency Notice requires businesses that (a)issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b)offer online game virtual currency transaction services to apply for approval from the MCT through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice requires businesses that issue virtual currency for online games are prohibited from offering services that can trade virtual currency. Any company that fails to file the necessary application will be subject to sanctions, including but not limited to, mandatory corrective actions and fines.

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

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The National People’s Congress, or the NPC, has enacted the Decisions on Preserving Internet Security on December 28, 2000 and amended on August 27, 2009, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may revoke its operating license and shut down its websites. In December 2012, the Standing Committee of the National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users.

In recent years, PRC governmental authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011 and effective on March 15, 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015 which became effective on November 1, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued on May 8, 2017 and effective on June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Further, the NPC promulgated a new National Security Law, effective on July 1, 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective in June 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems, verifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to governmental authorities where necessary for protecting national security and investigating crimes. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013, effective on September, 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Pursuant to the Announcement of Conducting Special Activities Against Illegal Collection and Use of Personal Information by APPs, which was jointly released by the CAC, MIIT, MPS and SAMR on January 23, 2019 and became effective on the same date, to further implement and strengthen the Cyber Security Law, (i) the app operators shall strictly fulfill their obligations under the Cyber Security Law and shall be responsible for the personal information collected by them as well as implement effective measures to strengthen the protection of personal information, (ii) competent government authorities shall strengthen its regulations and punishments on illegal collection and use of personal information in accordance with the Cyber Security Law and the Law on the Protection of Consumer Rights and Interests, and (iii) the MPS will initiate targeted activities against illegal collection and use of personal information online. On November 28, 2019, the CAC, MIIT, MPS and SAMR jointly issued the Notice on Identification of the Illegal Collection and Use of Personal Information by APPs, effective on the same date, to provide detailed methods on identifying illegal collection and use of personal information by APPs. Provisions on the Necessary Personal Information Scope for Common Types of Mobile Internet Applications, which was jointly released by the CAC, MIIT, MPS and SAMR on March 12, 2021 and will become effective on May 1, 2021, specified the scope of necessary personal information for different types of mobile apps, and provided that the mobile apps must not refuse to provide their basic functions to users who disagree to provide information that are out of the scope of necessary personal information. On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment), which set forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.” In addition, the Anti-monopoly Guide, also prohibits us from collection of user information without users’ consents.

To further regulate data processing activities, safeguard data security, promote data development and utilization, protect the lawful rights and interests of individuals and organizations, and maintain national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, or the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out regular risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, the relevant PRC government authorities issued the Securities Activities Opinions, which, among others, provided for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the CAC, the NDRC, the MIIT, the MPS, the Ministry of State Security, the MOF, the MOFCOM, the PBOC, the SAMR, the NRTA, the CSRC, the State Secrecy Administration and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. Cybersecurity Review Measures provides that critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security, shall apply to the Cybersecurity Review Office for cybersecurity reviews. Furthermore, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. In addition to the abovementioned circumstances under which the relevant operators are mandatorily imposed with the obligation to apply for cybersecurity reviews, Cybersecurity Review Measures also provides that if the members of the cybersecurity review working mechanism consider that any network products and services and data processing activities affects or may affect national security, the Cybersecurity Review Office shall report to the CAC for approval and initiate a cybersecurity review even if the relevant operator may not have an obligation to report for a cybersecurity review under such circumstance. Cybersecurity Review Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.

On November 14, 2021, the CAC released the Regulations of Internet Data Security Management (Draft for Comments), which provided that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with this draft, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. In addition, data processors that are listed overseas shall carry out an annual data security assessment. Cybersecurity Review Measures and Regulations of Internet Data Security Management (Draft for Comments) both remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong. We cannot predict the impact of the regulation or the draft, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong exchange, we will face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Regulations of Internet Data Security Management (Draft for Comments) is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, which state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions on the Administration of Security Vulnerabilities of Network Products, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. Furthermore, the provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers is not allowed.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021 and defined “critical information infrastructure” as the important network facilities or information systems of key industries or fields, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defence science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. Regulations on Protection of Critical Information Infrastructure provided that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. Regulations on Protection of Critical Information Infrastructure also mandate that each critical information infrastructure operator shall establish a cybersecurity protection system and accountability system, and the principal person in-charge of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector, or the Protection Departments, shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector. The result of the determination of critical information infrastructure operator shall be informed to the relevant operator by the Protection Departments, and notified to the public security department of the State Council as well.

On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment), or the Draft Security Assessment Measures. According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; and (v) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. However, as the Draft Security Assessment Measures was released for public comments only, there still exist substantial uncertainties with respect to its enactment timetable and final provisions.

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

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law which took effect on November 1, 2021. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. The Personal Information Protection Law also specified the rules for handling “sensitive personal information,” which means personal information that, once leaked or illegally used, may easily cause harm to the dignity of natural persons or grave harm to personal or property security, including information on biometric characteristics, financial accounts, individual location tracking. In addition, the Personal Information Protection Law requests a personal information processor that provides for basic internet platform services, has large amount of users, or has complicated business activities, to formulate an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and to issue personal information protection social responsibilities reports regularly. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle, and the offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. We have taken measures to ensure compliance of personal information collection and protection, and these measures can also meet the requirements of the Personal Information Protection Law in all material aspects.

On December 31, 2021, the CAC issued the Administrative Provisions on Algorithm Recommendation of Internet Information Services, with effect from March 1, 2022, which requires algorithm recommendation service providers to establish and improve management system and technical measures for, among others, data security and personal information protection.

Regulations Relating to Internet Advertising Business

In July 2016, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the SAMR) issued the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Interim Measures to regulate internet advertising activities, which became effective on September 1, 2016, defining internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. According to the Internet Advertising Interim Measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination authority as stipulated by laws and regulations may be published unless the advertisement has passed such examination. On December 13, 2019, the SAMR issued the Interim Measures for the Administration of Medicines, Medical Apparatuses and Food for Special Medical Purpose, effective on March 1, 2020, clarifying certain issues in the examination of medicines, medical apparatuses and food for special medical purpose. In addition, no entity or individual may publish any advertisement of over-the-counter (OTC) medicines or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Pursuant to the Advertisement Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and last amended on April 29, 2021, internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services. The administration for industry and commerce shall order the offender to stop publishing advertisement, order the advertiser to eliminate impact within the corresponding scope, and impose a fine ranging from three to five times the amount of the advertising fee if publish advertisements without examination. The administration for industry and commerce shall order the offender to stop publishing advertisement, impose a fine ranging from RMB200,000 to RMB1 million, and in serious cases may also cancel the business license, if publish advertisement of OTC medicines. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

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

Regulations Relating to Pharmaceutical Operation and Service

Pharmaceutical Operation

In September 1984, the Standing Committee of the National People’s Congress issued the Drug Administration Law of the People’s Republic of China, or the Drug Administration Law, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operation, including pharmaceutical whole-sale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. The Implementation Rules for the Drug Administration Law, was promulgated by the State Council on August 4, 2002 and was recently amended on March 2, 2019, which emphasized the detailed implementation rules of drugs administration. The CFDA promulgated the Measures for the Administration of Pharmaceutical Operation License on February 4, 2004 as amended on November 17, 2017, which stipulate the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities and etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed six months prior to its expiration date.

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

Medical Devices Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council in January 2000 and most recently amended in 2021, and the Supervision and Management Measures on Medical Devices Operation, which was promulgated by the CFDA in July 2014 and most recently amended in 2022 which will become effective on May 1, 2022, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories. Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively. An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices. The valid term of medical devices operation permit is five years.

Pursuant to the Supervision and Management Measures on Medical Devices Operation, an alteration to items borne on a License for Business Operations of Medical Devices includes alteration to licensed items and alteration to registered items. An alternation of business model, business scope is an alternation to licensed items, to which, an enterprise shall apply to the administration that issued the License for Business Operations of Medical Devices and submit altered documents. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

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

Furthermore, as requested by Internet Drug Measures, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the relevant laws and regulations. No product information of stupefacient, psychotropic drugs, medicinal toxic drugs, radio, pharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be distributed on the website. In addition, advertisements relating to drugs (including medical devices) shall be approved by the CFDA or its competent counterparts.

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

According to the Notice of Publishing of the Measures on the Administration of the Internet Diagnosis and Treatment (For Trial Implementation) and Other Two Documents, which was promulgated and implemented on July 17, 2018 by the National Health Commission and State Administration of Traditional Chinese Medicine, Internet diagnosis and treatment refers to the use of doctors registered in the institution using the Internet and other information technology to carry out re-diagnosis of some common diseases and chronic diseases and “Internet Plus” family doctor contract services, provided that physicians have obtained the patient’s medical records and relevant common diseases or chronic diseases have been diagnosed at the physical medical institution. Internet diagnosis and treatment activity shall be provided by medical institution that has obtained the Medical Institution Practicing License and the medical institution shall apply for registration of Internet diagnosis and treatment activity. Medical institutions carrying out Internet diagnosis and treatment activities should be consistent with their diagnosis and treatment subjects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

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

Online Sales of Drugs and Medical Device

On February 9, 2018, the CFDA released the draft Administrative Measures for Supervision and Regulation of Online Drug Sales for comments, or the 2018 Draft Administrative Measures for Supervision and Regulation of Online Drug Sales. The 2018 Draft Administrative Measures for Supervision and Regulation of Online Drug Sales stipulates that sellers and online platforms engaging in this business shall obtain relevant certificates and have sufficient medical staff and operating systems to guarantee the safety and quality of the drugs. Furthermore, these entities shall make record-filing with the counterparts of CFDA at provisional level. In particular, the transaction webpages for sale of prescription drugs to individuals are not allowed to display prescription drugs information via the internet. On November 12, 2020, according to the Drug Administration Law revised in 2019, the NMPA, has made certain modifications, revisions and/or amendments to the 2018 Draft Administrative Measures for the Supervision and Administration of Online Drug Sales and further published the 2020 Draft Administrative Measures for the Supervision and Administration of Online Drug Sales for public comments, which provides that pharmaceutical retailing enterprises qualified to sell prescription drugs online can display prescription drug information to the public while other pharmaceutical retailing enterprises are not allowed to display prescription drug sales information via the Internet. Qualified pharmaceutical retailing enterprises shall disclose safety warnings including “prescription drugs should only be purchased and used with prescriptions and guidance of licensed pharmacists” when displaying information of prescription drugs. As of the date of this annual report, the 2020 Draft Administrative Measures for the Supervision and Administration of Online Drug Sales has not come into effect and there are substantial uncertainties with respect to its enactment timetable and final provisions.

On August 26, 2019, the Standing Committee of the National People’s Congress promulgated the Administrative Law of the Pharmaceutical, or the Pharmaceutical Law, which became effective on December 1, 2019. The Pharmaceutical Law does not include prescription drugs as an item that are prohibited to be sold online definitely. Further, detailed administrative measures shall be promulgated by corresponding governmental authorities in relation to a company engaging in sales of pharmaceutical online. However, as of the date of this annual report, no further administrative measure has been promulgated.

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

Domain Name

Pursuant to the Measures for the Administration of Internet Domain Names of China promulgated in November 2004 and effective in December 2004, or the 2004 Domain Names Measures, and the Measures for the Administration of Internet Domain names promulgated in August 2017 and effective in November 2017 to replace the 2004 Domain Names Measures, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. The principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Any organization or individual may file an application for settlement with the domain names dispute resolution institution or file a lawsuit in the people’s court in accordance with the law, if such organization or individual consider its/his legal rights and interests to be infringed by domain names registered or used by others.

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

Regulations Relating to Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the National People’s Congress in July 1994, effective on January 1, 1995, and most recently amended in December 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards.

The Labor Contract Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2007, effective on January 1, 2008, and most recently amended in December 2012, and the Implementation Regulations on Labor Contract Law, promulgated and became effective on September 18, 2008, regulate both parties to a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated by the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Contract Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal contract has been made, a written labor contract shall be entered into within one month from the date of the establishment of the labor relationship.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Workplace Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated in October 2010, effective in July 2011, and most recently amended in December 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, workplace injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, promulgated by the MOHRSS in September 2011, and effective in October 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers, and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and other relevant regulations and rules.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated in and effective in April 1999, and was most recently amended in March 2019, housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies violate these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

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

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have the direct obligation to make certain payments to a nonresident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provide that, in case of an equity transfer between two non-resident enterprises occurring outside of China, which is indirectly related to the transfer of equity interests of a PRC resident enterprise, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. In April 2009, the MOF, and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. In December 2009, the SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, the SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In January 2014, the Notice on Issues Relating to Handling Enterprise Income Tax in Promoting Enterprise Restructuring promulgated by MOF and the SAT took effect and partly superseded provisions in Circular 59. In February 2015, the SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings and the purchase and sale of equity through a public securities market. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37. SAT Circular 37, effective in December 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

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

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, promulgated by the MOF and the SAT in November 2011, the State Council began to launch taxation reforms in a gradual manner in January 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

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

According to the SAFE Circular 13, those who fails to comply with the requirements set forth in the preceding paragraph, the foreign exchange control authorities shall conduct business control over them in the capital account information system, and banks shall not carry out foreign exchange businesses under the capital account for them. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.”

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

Regulations Relating to M&A and Overseas Listing

Under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, were jointly adopted by six PRC regulatory authorities, including CSRC, in August 2006, and effective in September 2006, and most recently amended in June 2009, a foreign investor is required to obtain necessary approvals when (i)a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (ii)a foreign investor establishes a foreign- invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to the M&A Rule, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him, acquires a domestic company which is related to or connected with it/him, approval from MOFCOM is required. In addition, on December 19, 2020, the NDRC and the MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance.

Our PRC legal counsel, King & Wood Mallesons, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of the ADSs on the Nasdaq Global Market. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic companies (Draft for Comments), and the Draft Listing Administration Provisions for the Filing of Overseas Securities Offering and Listing by Domestic companies (Draft for Comments). Pursuant to these drafts, PRC domestic companies which are classified as indirect overseas offering with the following criteria will be required to complete filing procedure with and report to the CSRC: (i) any of the revenue, net profit, total assets or net assets of the domestic companies accounted for more than 50% of the respective audited revenue, net profit, total assets or net assets of the issuer within the latest fiscal year; (ii) a majority of the officers responsible for management of the issuer are PRC citizens or have their usual place of residence located in mainland China, the issuer’s main place of operation is within mainland China. It is unclear whether either or both of the above criteria need to be satisfied. The main purpose of these regulations is to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Where an issuer makes an application for initial public offering to competent overseas regulators, the issuer must submit to the CSRC filing documents within three working days after such application is submitted, and the subsequent securities offering and listing of an issuer in other overseas markets after it has offered and listed securities in an overseas market shall be filed pursuant to provisions. The CSRC also requires the domestic companies to submit regulatory opinions, assessment opinions or approvals issued by relevant authorities as filing materials. Overseas offerings and listings that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes on shareholding, main assets, core technology or other aspects, the PRC domestic companies, their controlling shareholders or actual controllers involving in certain criminal offence, material non-compliance or investigation, or directors, supervisors and senior management of the issuer involving in certain criminal offence, administrative penalties or investigation, among other circumstances, are explicitly forbidden. The Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic companies (Draft for Comments), and the Draft Listing Administration Provisions for the Filing of Overseas Securities Offering and Listing by Domestic companies (Draft for Comments) also require subsequent report to the CSRC on material events, such as material change in principal business and change of control. However, these regulations are unclear on whether companies that have been already listed overseas need to complete the CSRC filing.

On April 2, 2022, the CSRC issued the draft of Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public comments. A domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Archives, including working papers, that have been produced in the Chinese mainland by securities companies and securities service providers for overseas securities offering and listing by domestic companies shall be retained in the Chinese mainland, and, without prior approval by competent authorities, must not be brought, mailed or otherwise transferred to outside the Chinese mainland, or transmitted to any institutions or individuals outside the Chinese mainland through any methods including via the use of information technologies. Overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such domestic companies. Such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities, such domestic companies, securities companies and securities service providers shall report to the CSRC or other competent authorities. As of the date of this document, this draft has not been formally adopted and the final version and effective date of such measures are subject to change with substantial uncertainty.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities, as of the date of this annual report:

Note:

(1) Mr. Baoli Ma, our founder, chairman and chief executive officer, and Mr. Changyou Ma, a family member of Mr. Baoli Ma, hold 99.15% and 0.85% equity interests in the VIE, respectively.

Contractual Arrangements with the VIE and Its Shareholders

The following is a summary of the currently effective contractual arrangements relating to our WFOE and the VIE.

Arrangements that provide us with effective control over the VIE

Powers of Attorney. Pursuant to the Powers of Attorney, dated June 26, 2018, between Mr. Baoli Ma and Mr. Changyou Ma, the shareholders of the VIE collectively executed powers of attorney to irrevocably authorize our WFOE to act as their attorney-in-fact to exercise all of their rights as shareholders of the VIE, including but not limited to, the right to attend shareholders meetings, to vote, to dispose equity interests under their names, and to recommend and appoint directors, chief managers and other senior management of the VIE as authorized representatives of the shareholders. The powers of attorney will remain permanently effective as long as Mr. Baoli Ma and Mr. Changyou Ma remain as shareholders of the VIE, unless otherwise terminated by our WFOE.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement, dated June 26, 2018, among our WFOE and the shareholders of the VIE, the shareholders of the VIE have collectively pledged 100% equity interests in the VIE to our WFOE to guarantee the performance by the VIE of its obligations under the Exclusive Consulting and Services Agreement. In the event of a breach by the VIE of contractual obligations under these contractual arrangements, our WFOE, as pledgee, will have the right to dispose of the pledged equity interests in the VIE and will have priority in receiving the proceeds from such disposal. The shareholders of the VIE also covenant that, without the prior written consent of our WFOE, they will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity interest pledge agreement will remain effective until (i) the termination of the Exclusive Consulting and Services Agreement with all service fees under the Exclusive Consulting and Services Agreement have been paid and no further obligation shall be undertaken by BlueCity Culture Media; or (ii) the equity interests of BlueCity Culture Media have been transferred to BlueCity Information Technology or any third party designated by it.

Spouse Consent Letters. Pursuant to the spouse consent letter, dated June 26, 2018, the spouse of Mr. Changyou Ma, confirmed that she can perform the obligations under the contractual arrangements. The spouse of Mr. Changyou Ma agreed that the equity interest in the VIE held by Mr. Changyou Ma and registered in the name of Mr. Changyou Ma will be disposed of pursuant to the exclusive consulting and service agreement, exclusive option agreement, equity interest pledge agreement and the powers of attorney. In addition, in the event that the spouse of Mr. Changyou Ma obtains any equity interest in the VIE for any reason, she agreed to be bound by the contractual arrangements.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Consulting and Services Agreement. Pursuant to the exclusive consulting and services agreement, dated June 26, 2018, between our WFOE and the VIE, the WFOE has the exclusive right to provide consulting and services required by the VIE’s business. Without our WFOE’s prior written consent, the VIE may not accept the consulting and services provided by any third party, including its shareholders, during the term of the agreement. The VIE agrees to pay our WFOE quarterly service fees at an amount confirmed by WFOE and all of its subsidiaries, which amount and percentage may be adjusted by, which should be paid within 10 business days upon receipt of invoice from our WFOE. Our WFOE has the exclusive ownership of all the intellectual property rights created under the Exclusive Consulting and Services Agreement, and both parties will further negotiate on the license of such intellectual properties. The exclusive consulting and services agreement will remain effective, unless otherwise terminated by our WFOE.

Agreements that provide us with the option to purchase the equity interests in the VIE

Exclusive Option Agreement. Pursuant to the exclusive option agreement, dated June 26, 2018, among our WFOE and shareholders of the VIE, the shareholders of the VIE have irrevocably granted our WFOE an exclusive option to purchase all or part of their equity interests in the VIE and/or the assets in the VIE. Our WFOE may exercise such options at the lowest price as permitted by PRC laws and regulations, which price may be adjusted based on the valuation of the equity interests of the assets, if required by PRC laws and regulations. The equity holders should remit to our company any amount that is paid by our company or its designated person(s) in connection with the purchased equity interest. The VIE and the shareholders of covenant that, without our WFOE’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of, or create any pledge or encumbrance on their equity interests in the VIE, (ii) change the VIE’s registered capital, or increase or decrease the VIE’s current equity interests owners, (iii) dispose or make the VIE’s management to dispose any assets of the VIE, other than in the ordinary course of business, or (iv) amend the VIE’s articles of association. The exclusive options agreement will remain effective until shareholders of the VIE have transferred all of their equity interests and/or assets in the VIE to our WFOE or any third party so designated, unless otherwise terminated by our WFOE immediately in its sole discretion with written notice.

In the opinion of King & Wood Mallesons, our PRC legal counsel:

●	the ownership structures of the VIE in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and
●	the contractual arrangements between our WFOE, the VIE and its shareholders and the spouse consent letters governed by PRC law are legal, valid, binding and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.Property, Plant and Equipment

As of December 31, 2021, we leased an aggregate gross floor area of properties totaling approximately 7,711 square meters, including approximately 4,789 square meters in Beijing, China for our principal office in China and approximately 2,887 square meters in other regions of China, and approximately 35 square meters outside of China.

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

Key Factors Affecting Our Results of Operations

User growth and engagement

We generate revenue primarily through (i) live streaming services, (ii) membership services, (iii) advertising services, (iv) merchandise sales and (v) others. Our revenues are driven by and highly dependent on the growth in our active user base, which includes our users on both domestic and international versions of our mobile app and users of our various products and services. We have experienced rapid user growth since our inception. Strategies that we pursue to achieve active user growth may affect our costs and expenses and results of operations.

Average MAUs of BlueCity’s portfolio apps decreased from 7.6 million in the three month ended December 2020 to 7.2 million in the three month ended December 2021. The following table sets forth our average MAUs and DAUs of BlueCity’s portfolio apps for each of the quarters indicated:

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2020	2020	2020	2020	2021	2021	2021	2021

	(in millions)
Average MAUs	6.0	6.4	6.3	7.6	8.3	8.3	7.5	7.2
Average DAUs	2.5	2.8	2.9	3.3	3.5	3.7	3.6	3.5

Changes in user engagement could affect our revenues and financial results. Our average next-month retention rate of Blued increased from 66.3% in 2020 to 69.0% in 2021, mainly because we adjusted overseas strategies in the second half of 2021. In 2020, Blued had an average daily time spent per active user of over 50 minutes compared to 60 minutes in 2019 and average daily sessions per active user of over 21 times compared to 16 times in 2019, according to the Frost & Sullivan Report commissioned by us. Active user engagement powered by diverse functionalities and rich content enables us to secure an abundant supply of user profiles and behavioral data, which is essential for our advertising services and our ability to improve our service features, including our membership subscription packages.

Monetization of our user base

Our revenues and results of operations depend on our ability to monetize our user base, to convert more users to paying users and to increase the spending of our paying users. Paying users on our platform include users who make payments for various products and services offered on our platform, including payments for virtual currency which can be used to purchase and send virtual gifts in live streaming, purchase membership services, payment for health-related services and family planning services (we stopped from accepting relevant new orders starting from March 2021). Currently, revenues generated from live streaming is the largest component of our revenues, and we expect revenues generated from our membership services and health-related services will grow at a faster pace.

Our paying users for live streaming services increased from 409 thousand in 2020 to 441 thousand in 2021, primarily due to the contribution of the live streaming services in the overseas market. Our ARPPU for live streaming services decreased from approximately RMB2,123 in 2020 to RMB1,860 in 2021, primarily due to the unfavorable headwind in the talent show live streaming industry in China. We launched our membership services in June 2018, and our paying users for membership services increased from approximately 780 thousand in 2020 to 1,194 thousand in 2021, benefited from the continued enhancement of various features of our membership services in both domestic and overseas markets, improved user experiences as well as gradually increased paying ratios. Our ARPPU for membership services increased from RMB91 in 2020 to RMB108 in 2021, primarily due to the contribution from pay-per-use services as well as more diversified membership services. We launched subscription-based membership services for the international version of Blued in the fourth quarter of 2019. We are committed to continually developing innovative membership services tailored to the needs of our users.

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

Our brand recognition and market leadership

BlueCity is a spiritual home for LGBTQ people, encouraging them to be themselves, feel good about themselves and embrace the community. Average MAUs of BlueCity’s apps was 7.2 million in the three months ended 2021. The prominent market leadership and brand recognition of BlueCity’s apps is key to our ability to maintain and enhance relationships with our users, broadcasters, advertisers, and other business partners, and increase our revenues. In addition, the reputation and attractiveness of our platform among the LGBTQ community also serves as a highly efficient marketing channel for our products and services.

Our ability to further improve cost efficiency

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, staff costs and processing fees and service charges payable to third-party business partners. It is critical for us to manage our costs and expenses effectively and improve operational efficiency. We will also invest in the growth of our platform by incurring selling and marketing expenses as we promote more diversified services for the LGBTQ community.

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

Successful implementation of globalization strategies

We have successfully replicated our business model in China to other markets. We are rapidly expanding into new markets, and have Blued users spanning over 170 countries and regions as of December 31, 2021. Despite our global footprint, approximately 6.6%, 10.0% and 11.9% of our total revenues for 2019, 2020 and 2021, respectively, were contributed by users outside China. We are still in the early stage of generating revenue from our users outside China and are continuing to introduce diversified service offerings to cater to their different needs. We believe that our expansion and penetration into selected global markets will diversify our revenue streams across geographic regions.

Impact of COVID-19 on Our Operations and Financial Performance

The COVID-19 pandemic has had, and, together with any subsequent outbreaks driven by new or existing variants of COVID-19, may continue to have, a significant impact on our operations and financial results. The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. There still have been outbreaks of COVID-19 cases from time to time, including the recent outbreaks driven by COVID-19 Delta and Omicron variants, in multiple cities in China.

In 2022, the COVID-19 pandemic may, among other things, (i) leads to cancellation and postponement of various offline promotional events and community activities, which may an adverse impact on the implementation of our marketing and business expansion initiatives, (ii) increase the volatility of the activity levels of users of our social networking services as users were discouraged from engaging in offline social networking activities due to lock-downs or travel bans, (iii) reduce or curtail our customers’ advertising expenditures and overall demand for our services, especially customers in industries that are negatively impacted by COVID-19, (iv) disrupt our supply chain, delay our ability to timely fulfill our orders and lead to higher fulfillment expenses, and (v) request us to put forth initiatives in response to COVID-19 and many other efforts to leverage our technology, products and services to help contain the pandemic, all of which could have a material adverse effect on our business, financial condition and results of operations.

There are still significant uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of new waves in China, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, almost all of which are beyond our control. Hence, the extent of the business disruption and the related impact on our financial results and outlook cannot be reasonably estimated at this time. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, health epidemics and other outbreaks, such as the COVID-19 pandemic, which could significantly disrupt our operations.”

As of December 31, 2021, our cash and cash equivalents and term deposits were RMB349.8 million (US$54.9 million). Our principal sources of liquidity have been cash generated by historical equity financing activities and the proceeds from our initial public offering. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

Key Components of Results of Operations

Revenues

The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the years presented:

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues
Live streaming services	671,411	88.5	868,946	84.3	820,826	128,806	76.2
Membership services	36,738	4.8	71,227	6.9	128,809	20,213	12.0
Advertising services	35,384	4.7	45,453	4.4	53,881	8,455	5.0
Others	15,355	2.0	17,023	1.6	8,866	1,391	0.8
Total service revenues	758,888	100.0	1,002,649	97.2	1,012,382	158,865	94.0
Merchandise sales	—	—	28,674	2.8	64,209	10,076	6.0
Total revenues	758,888	100.0	1,031,323	100.0	1,076,591	168,941	100.0

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

Others. Our other service revenues primarily consist of family planning services and others. We generated revenues from family planning services by providing comprehensive consulting and administrative services to our customers such as ongoing facilitation of physical checks, remote conference with global experts, visa application support, and logistics arrangement for overseas trips. In March 2021, we stopped from accepting new orders in the provision of our family planning services.

Cost and expenses

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the years presented:

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues
Revenue-sharing costs	468,306	61.7	570,256	55.3	541,195	84,925	50.3
Commission costs	45,511	6.0	68,584	6.7	71,915	11,285	6.7
Staff costs	17,445	2.3	24,129	2.3	39,390	6,181	3.6
Others	14,949	2.0	57,401	5.5	75,565	11,858	7.0
Total cost of revenues	546,211	72.0	720,370	69.8	728,065	114,249	67.6

Revenue-sharing costs consist of broadcasters fees paid to talent agencies in accordance with our revenue-sharing arrangements. Commission costs primarily consist of processing fees paid to mobile app stores and third-party payment platforms service charges. Staff costs consist of salaries and benefits for our employees involved in the operation of our app, website and live streaming. Other costs consist of merchandise costs, depreciation and amortization cost, rental cost, advertising cost and other costs related to our business operation.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of our total revenues for the years presented:

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	119,437	15.7	187,282	18.2	220,464	34,596	20.5
Technology and development expenses	129,652	17.1	149,256	14.5	219,741	34,482	20.4
General and administrative expenses	24,439	3.2	209,086	20.3	109,099	17,120	10.1
Total operating expenses	273,528	36.0	545,624	53.0	549,304	86,198	51.0

Selling and marketing expenses. Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) staff cost for our selling and marketing personnel, (iii) share-based compensation expenses, and (iv) overhead charges and other costs related to selling and marketing functions.

Technology and development expenses. Technology and development expenses consist primarily of staff cost for technology and development personnel, technology infrastructure costs and share-based compensation expenses. Technology infrastructure costs include servers and other equipment depreciation, bandwidth and cloud infrastructure costs, utilities and other expenses necessary to support our business.

General and administrative expenses. General and administrative expenses consist primarily of staff cost for general and administrative personnel, professional fees, rental and depreciation related to general and administrative functions, share-based compensation expenses, and other corporate expenses.

Impairment of intangible assets and goodwill

Our impairment loss of intangible assets and goodwill was impairment loss recognized whenever events or changes in circumstances indicate that the carrying amount of the intangible assets or goodwill may be below its fair value.

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

PRC

Generally, the VIE and its subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. According to the PRC tax laws, entities that qualify as “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential income tax rate of 15%. In 2020, our WFOE renewed the approval from the tax authority that it qualified as an HNTE. The certificate entitled our WFOE to the preferential income tax rate of 15% effective retroactively from January 1, 2020 to December 31, 2022.

Dividends paid by our WFOE in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our WFOE, and dividends payable by our WFOE to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADS holders.”

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

	For the Years Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Revenues:
Live streaming services	671,411	88.5	868,946	84.3	820,826	128,806	76.2
Membership services	36,738	4.8	71,227	6.9	128,809	20,213	12.0
Advertising services	35,384	4.7	45,453	4.4	53,881	8,455	5.0
Others	15,355	2.0	17,023	1.6	8,866	1,391	0.8
Total service revenues	758,888	100.0	1,002,649	97.2	1,012,382	158,865	94.0
Merchandise sales	—	—	28,674	2.8	64,209	10,076	6.0
Total revenues	758,888	100.0	1,031,323	100.0	1,076,591	168,941	100.0
Cost and expenses:
Cost of revenues(1)	(546,211)	(72.0)	(720,370)	(69.8)	(728,065)	(114,249)	(67.6)
Selling and marketing expenses(1)	(119,437)	(15.7)	(187,282)	(18.2)	(220,464)	(34,596)	(20.5)
Technology and development expenses(1)	(129,652)	(17.1)	(149,256)	(14.5)	(219,741)	(34,482)	(20.4)
General and administrative expenses(1)	(24,439)	(3.2)	(209,086)	(20.3)	(109,099)	(17,120)	(10.1)
Impairment of intangible assets and goodwill	—	—	—	—	(109,864)	(17,240)	(10.2)
Total cost and expenses	(819,739)	(108.0)	(1,265,994)	(122.8)	(1,387,233)	(217,687)	(128.8)
Operating loss	(60,851)	(8.0)	(234,671)	(22.8)	(310,642)	(48,746)	(28.8)
Changes in fair value of financial instruments	(9,024)	(1.2)	(5)	—	—	—	—
Gain (loss) on disposal of an investment security	—	—	4,863	0.5	(50)	(8)	—
Gain on extinguishment of a convertible debt	8,986	1.2	—	—	—	—	—
Interest income	8,890	1.2	6,518	0.6	1,890	297	0.2
Loss before income taxes	(51,999)	(6.8)	(223,295)	(21.7)	(308,802)	(48,457)	(28.6)
Income tax (expense) benefit	(931)	(0.1)	1,442	0.1	(821)	(129)	(0.1)
Net loss	(52,930)	(6.9)	(221,853)	(21.6)	(309,623)	(48,586)	(28.7)

Note:

(1)	Since the exercisability was dependent upon the completion of our initial public offering, no compensation expense relating to the options was recorded for the years ended December 31, 2019. Upon the completion of IPO, we immediately recognized share-based compensation expenses of RMB139.4 million of options vested cumulatively. For the year ended December 31, 2021, we recognized RMB15.9 million share-based compensation expenses. See notes to our consolidated financial statements included elsewhere in this annual report.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our revenues increased by 4.4% from RMB1.03 billion in 2020 to RMB1.08 billion (US$168.9 million) in 2021.

Live streaming services. Our revenues from live streaming services decreased by 5.5% from RMB868.9 million in 2020 to RMB820.8 million (US$128.8 million) in 2021, mainly attributable to the decrease in the average spending per paying user for live streaming services as a result of the headwinds in the talent show live streaming industry in China. Our paying users for live streaming services increased from 409 thousand in 2020 to 441 thousand in 2021, primarily due to the contribution of the live streaming services in the overseas market. Our ARPPU for live streaming services decreased from approximately RMB2,123 in 2020 to RMB1,860 in 2021 primarily due to the unfavorable headwind in the talent show live streaming industry in China.

Membership services. Our revenues from membership services increased by 80.8% from RMB71.2 million in 2020 to RMB128.8 million (US$20.2 million) in 2021, mainly attributable to the increase in the number of paying users benefited from diverse membership service offerings on our apps. Our paying users for membership services increased from approximately 780 thousand in 2020 to 1,194 thousand in 2021, benefited from the continued enhancement of various features of our membership services in both domestic and overseas markets, improved user experiences as well as gradually increasing paying ratios. Our ARPPU for membership services increased from approximately RMB91 in 2020 to RMB108 in 2021, primarily due to the contribution from pay-per-use services as well as more diversified membership services.

Advertising services. Our revenues from advertising services increased by 18.5% from RMB45.5 million in 2020 to RMB53.9 million (US$8.5 million) in 2021, as a results of the Company’s enhanced efforts to attract more advertisers with diverse advertising and marketing solutions as well as improved advertising efficiency.

Merchandise sales. Our revenues from merchandise sales increased by 123.9% from RMB28.7 million in 2020 to RMB64.2 million (US$10.1 million) in 2021, contributed from the continued expansion of the sales of “He Health” merchandise.

Others. Our revenues from other services decreased by 47.9% from RMB17.0 million in 2020 to RMB8.9 million (US$1.3 million) in 2021 mainly due to the decreased revenue from family planning services as we stopped from accepting relevant new orders starting from March 2021.

Cost of revenues

Our cost of revenues increased by 1.1% from RMB720.4 million in 2020 to RMB728.1 million (US$114.2 million) in 2021. Revenue-sharing costs decreased by 5.1% from RMB570.3 million in 2020 to RMB541.2 million (US$84.9 million) in 2021, in line with the decreased revenue from live streaming services. Commission costs and processing fees paid to mobile application stores increased by 4.9% from RMB68.6 million in 2020 to RMB71.9 million (US$11.3 million) in 2021, primarily due to the increase of our business and transaction volume on our platform. Staff costs increased by 63.3% from RMB24.1 million in 2020 to RMB39.4 million (US$6.2 million) in 2021, primarily due to an increase in headcount as a result of the growth of our business.

Selling and marketing expenses

Our selling and marketing expenses increased by 17.7% from RMB187.3 million in 2020 to RMB220.5 million (US$34.6 million) in 2021, primarily attributable to (i) an increase of RMB25.9 million (US$4.1 million) in staff cost for selling and marketing personnel, and (ii) an increase of RMB13.5 million (US$2.1 million) in advertising and promotion expenses mainly due the continued advertising activities in domestic market, the increase was partially offset by the decrease of RMB9.2 million (US$1.5 million) in share-based compensation expenses.

Technology and development expenses

Our technology and development expenses increased by 47.2% from RMB149.3 million in 2020 to RMB219.7 million (US$34.5 million) in 2021, primarily due to (i) an increase of RMB48.4 million (US$7.6 million) in staff cost for technology and development personnel primarily driven by an increase in the headcount of our technology and development staff, and (ii) an increase of RMB30.9 million (US$4.8 million) in content, server and bandwidth cost associated with research and development activities. This was partially offset by a decrease of RMB11.5 million (US$1.8 million) in share-based compensation expenses.

General and administrative expenses

Our general and administrative expenses decreased by 47.8% from RMB209.1 million in 2020 to RMB109.1 million (US$17.1 million) in 2021, primarily due to a decrease of RMB140.7 million (US$22.1 million) in share-based compensation expenses. This was partially offset by an increase of RMB22.9 million (US$3.6 million) in staff cost.

Impairment of intangible assets and goodwill

Impairment of intangible assets and goodwill were RMB109.9 million (US$17.2 million) in 2021, including impairment of intangible assets of RMB 2.9 million (US$0.5 million) and impairment of goodwill of RMB 107.0 million (US$16.8 million).

Operating loss

As a result of the foregoing, we incurred operating loss of and RMB310.6 million (US$48.7 million) in 2021, compared to operating loss of RMB234.7 million in 2020.

Changes in fair value of financial instruments

We incurred from changes in fair value of financial instruments of RMB5.2 thousand gain and nil in 2020 and 2021, respectively.

Gain (loss) on disposal of an investment security

We incurred gain on disposal of an investment security of RMB 4.9 million and loss on disposal of another investment security of RMB50 thousand (US$ 8 thousand) in 2020 and 2021, respectively.

Interest income

Interest income primarily represents interest earned on our cash and cash equivalents and term deposits. We had interest income of RMB6.5 million and RMB1.9 million (US$0.3 million) in 2020 and 2021, respectively.

Income tax (expense) benefit

We recorded RMB1.4 million income tax benefit and RMB0.8 million (US$0.1 million) income tax expenses in 2020 and 2021, respectively.

Net loss

As a result of the foregoing, we incurred net loss of RMB309.6 million (US$48.6 million) in 2021, compared to net loss of RMB221.9 million in 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Our revenues increased by 35.9% from RMB758.9 million in 2019 to RMB1.03 billion in 2020.

Live streaming services. Our revenues from live streaming services increased by 29.4% from RMB671.4 million in 2019 to RMB868.9 million in 2020, mainly attributable to continued growth of our live streaming services in China and globally, as well as the increase in our paying users for live streaming services. Our paying users for live streaming services increased from 326 thousand in 2019 to 409 thousand in 2020, primarily due to the increased user activity and willingness to pay mainly as a result of improved interactive features and promotion events. Our ARPPU for live streaming services increased from approximately RMB2,059 in 2019 to RMB2,123 in 2020 primarily due to our continuous efforts to enhance our live streaming services.

Membership services. Our revenues from membership services increased by 93.9% from RMB36.7 million in 2019 to RMB71.2 million in 2020, mainly attributable to the rapid development of our membership services offerings in both subscription and pay-per-use services. Our paying users for membership services increased from approximately 457 thousand in 2019 to 780 thousand in 2020, benefited the continued enhancing enhancement of various features of our membership services in both domestic and overseas markets. Our ARPPU for membership services increased from approximately RMB80 in 2019 to RMB91 in 2020, primarily due to the contribution from pay-per-use services.

Advertising services. Our revenues from advertising services increased by 28.5% from RMB35.4 million in 2019 to RMB45.5 million in 2020, as we continued to steadily grow our advertising service.

Merchandise sales. We recorded revenues generated from merchandise sales of RMB28.7 million in 2020, contributed from the sales of “He Health” merchandise.

Others. Our revenues from other services increased by 10.9% from RMB15.4 million in 2019 to RMB17.0 million in 2020 mainly due to the increased public interest services.

Cost of revenues

Our cost of revenues increased by 31.9% from RMB546.2 million in 2019 to RMB720.4 million in 2020. Revenue-sharing costs increased by 21.8% from RMB468.3 million in 2019 to RMB570.3 million in 2020, primarily due to the continued growth of our live streaming services. Commission costs and processing fees paid to mobile application stores increased by 50.7% from RMB45.5 million in 2019 to RMB68.6 million in 2020, primarily due to the consistent increase of our business and transaction volume on our platform. Staff costs increased by 38.3% from RMB17.4 million in 2019 to RMB24.1 million in 2020, primarily due to an increase in headcount as a result of the growth of our business.

Selling and marketing expenses

Our selling and marketing expenses increased by 56.8% from RMB119.4 million in 2019 to RMB187.3 million in 2020, primarily attributable to (i) an increase of RMB31.1 million in advertising and promotion expenses mainly due to the continued expansion of our business globally, (ii) an increase of RMB16.6 million in staff cost for selling and marketing personnel, primarily as a result of an increase in the headcount of our selling and marketing staff, and (iii) an increase of RMB16.9 million in share-based compensation expenses.

Technology and development expenses

Our technology and development expenses increased by 15.1% from RMB129.7 million in 2019 to RMB149.3 million in 2020, primarily due to (i) an increase of RMB16.7 million in share-based compensation expenses, (ii) an increase of RMB9.4 million in staff cost for technology and development personnel primarily driven by an increase in the headcount of our technology and development staff. This was partially offset by a decrease of RMB9.0 million in content, server and bandwidth cost as a result of our improved procurement efficiency.

General and administrative expenses

Our general and administrative expenses increased by 755.5% from RMB24.4 million in 2019 to RMB209.1 million in 2020, primarily due to (i) an increase of RMB141.5 million in share-based compensation expenses, (ii) an increase of RMB37.3 million in professional service fees, and (iii) an increase of RMB7.8 million in staff cost.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB234.7 million in 2020, compared to operating loss of RMB60.8 million in 2019.

Changes in fair value of financial instruments

We incurred from changes in fair value of financial instruments of RMB9.0 million loss and RMB5.2 thousand gain in 2019 and 2020, respectively.

Gain on disposal of an investment security

We incurred gain on disposal of an investment security of nil and RMB4.9 million in 2019 and 2020, respectively.

Gain on extinguishment of a convertible debt

We incurred gain on extinguishment of a convertible debt of RMB9.0 million and nil in 2019 and 2020, respectively.

Interest income

Interest income primarily represents interest earned on our cash and cash equivalents and term deposits. We had interest income of RMB8.9 million and RMB6.5 million in 2019 and 2020, respectively.

Income tax (expense) benefit

We recorded RMB0.9 million income tax expense and RMB1.4 million income tax benefit in 2019 and 2020, respectively.

Net loss

As a result of the foregoing, we incurred net loss of RMB221.9 million in 2020, compared to net loss of RMB52.9 million in 2019.

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the years presented:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data
Net cash used in operating activities	(31,642)	(40,302)	(210,902)	(33,095)
Net cash provided by (used in) investing activities	285,594	(288,738)	130,352	20,455
Net cash (used in) (provided by) financing activities	(22,252)	503,480	64	10
Effect of foreign currency exchange rate changes on cash and cash equivalents	2,527	(32,221)	(9,222)	(1,447)
Net increase (decrease) in cash and cash equivalents	234,227	142,219	(89,708)	(14,077)
Cash and cash equivalents at beginning of the year	63,047	297,274	439,493	68,966
Cash and cash equivalents at end of the year	297,274	439,493	349,785	54,889

To date, we have financed our operating and investing activities through cash generated by historical equity financing activities and the proceeds from our initial public offering. As of December 31, 2019, 2020 and 2021, respectively, our cash and cash equivalents and term deposits were RMB380.3 million, RMB611.8 million and RMB349.8 million (US$54.9 million). Our cash and cash equivalents primarily consist of cash on hand, cash at banks and term deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash. Our term deposits have original maturities of more than 3 months but less than one year.

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

As of December 31, 2021, 84.2% of our cash and cash equivalents were held in China, and 10.2% were denominated in Renminbi. Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through our contractual arrangements with the VIE and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.”

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

Operating activities

Net cash used in operating activities in 2021 was RMB210.9 million (US$33.1 million), as compared to net loss of RMB309.6 million (US$48.6 million) in the same period. The difference was primarily due to (i) an increase of RMB 41.5 million (US$6.5 million) in prepayments and other current assets due from the increased receivable from third party payment platforms and advance to suppliers, (ii) a decrease of RMB7.3 million (US$1.1 million) in accrued expenses and other current liabilities, (iii) an increase of RMB8.5 million (US$1.3 million) in accounts payables mainly attributable to an increase in revenue-sharing payable to live broadcasters, and (iv) an increase of RMB8.0 million (US$1.3 million) in accounts receivable, mainly including cash due from advertising customers. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2021 were RMB109.9 million (US$17.2 million) in impairment of intangible assets and goodwill, RMB15.9 (US$2.5 million) in share-based compensation expenses, and RMB14.9 million (US$2.3 million) in depreciation and amortization.

Net cash used in operating activities in 2020 was RMB40.3 million (US$6.2 million), as compared to net loss of RMB221.9 million in the same period. The difference was primarily due to (i) an increase of RMB6.9 million in inventories due from merchandise sales, (ii) an increase of RMB6.1 million in prepayments and other current assets due from the increased receivable from third party payment platforms, (iii) an decrease of RMB2.8 million in deferred revenue, mainly including cash received from paying users related to live streaming services and membership services, and (iv) an increase of RMB2.7 million in accounts receivable, mainly including cash due from advertising customers, partially offset by an increase of RMB9.2 million in accrued expenses and other current liabilities. The principal non-cash items affecting the difference between our net loss and our net cash provided by operating activities in 2020 were RMB186.9 million in share-based compensation expenses, RMB5.6 million in depreciation and amortization, and gains of RMB4.9 million in changes in gain on disposal of an investment security.

Investing activities

Net cash provided by investing activities in 2021 was RMB130.4 million (US$20.5 million), primarily due to proceeds from maturity of term deposits of RMB170.9 million (US$26.8 million), partially offset by (i) payment for business acquisition of RMB24.5 million (US$3.8 million), net of cash acquired, (ii) cash decrease for disposal of subsidiaries of RMB5.0 million (US$0.8 million), (iii) purchase of property and equipment of RMB7.0 million (US$1.1 million), and (iv) payment for assets acquisition of RMB2.6 million (US$0.4 million).

Net cash used in investing activities in 2020 was RMB288.7 million, primarily due to (i) purchase of term deposits of RMB841.2 million, (ii) payment for business acquisition of RMB203.1 million, net of cash acquired, (iii) purchase of property and equipment of RMB7.5 million and (iv) payment for assets acquisition of RMB3.3 million for a license of online pharmacy retail, partially offset by proceeds from maturity of term deposits of RMB741.1 million and proceeds from disposal of financial instrument of RMB25.0 million.

Financing activities

Net cash provided by financing activities in 2021 was RMB64.0 thousand (US$10.0 thousand), primarily attributable to proceeds from exercising of share options.

Net cash provided by financing activities in 2020 was RMB503.5 million (US$77.2 million), primarily attributable to net proceeds from our initial public offering.

Material cash requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.

Our capital expenditures are primarily incurred for acquiring licenses, purchases of office and electronic equipment, as well as leasehold improvements. Our capital expenditures were RMB5.9 million in 2019, RMB10.7 million in 2020 and RMB9.6 million (US$1.5 million) in 2021.

Our operating lease obligations consist of the obligations under the lease agreements covering our offices facilities. The following table sets forth our contractual obligations for operating lease as of December 31, 2021:

	Payment Due
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

	(RMB in thousands)
Operating lease obligations	17,644	13,316	4,205	123	—

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

We have not entered into any off-balance sheet financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2021.

Holding Company Structure

BlueCity Holdings Limited is a holding company with no material operations of its own. We conduct our business primarily through our WFOE, the VIE and its subsidiaries in China. As a result, BlueCity Holdings Limited’s ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE, the VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our WFOE in China may allocate a portion of their after-tax profits based on PRC accounting standards to a staff welfare and bonus fund at their discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Our Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates

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

Impairment of goodwill

We only have one reporting unit, which is mobile platform operations.

We conduct an annual impairment test as of December 31 of each year, or more frequently if events or circumstances indicate an impairment may exist. We conduct impairment tests by quantitatively comparing the fair value of the reporting unit to its carrying amount. We estimated the fair value of the reporting unit by using the income approach. The income approach considers a number of factors and requires us to make certain assumptions and estimates. The key assumption used in the income approach included: (a) expected revenue growth rate, and (b) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the reporting unit’s operations and the uncertainty inherent in our internally developed forecasts. We also corroborate the reasonableness of the inputs and outcomes of our discounted cash flow analysis through a market capitalization reconciliation to determine whether the implied control premium is reasonable. The fair value information is sensitive to changes in these key assumptions used to determine fair value and such changes could result in the fair value at the reporting date to be different from the fair value presented.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in 2. (ff) to our consolidated financial statements included elsewhere in this annual report.

Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Baoli Ma	44	Founder, Chairman of the Board of Directors and Chief Executive Officer
Shengwen (Roy) Rong	53	Independent Director
Wenjie (Jenny) Wu	47	Independent Director
Weiru Chen	51	Independent Director
Guojie Shi	45	Independent Director
Alfred Chung-Chieh Ying	57	Chief Strategy Officer
Junchen Sun	34	Acting Chief Financial Officer
Liang Zhao	39	Chief Risk Officer
Yuanchen (Calvin) Liu	41	Chief Technology Officer

Mr. Baoli Ma is our founder and chairman and has served as our director and chief executive officer since our inception. Prior to funding our company, Mr. Ma served as deputy director of information research at Qinhuangdao Public Security Bureau from 1997 to 2012. Mr. Ma studied public security in Qinhuangdao People’s Police School from 1992 to 1996, public security management in Chinese People’s Armed Police Force Academy from 2002 to 2003, and received his bachelor of laws degree in public security management from People’s Public Security University of China in 2006. Mr. Ma is currently attending “Lakeside University,” a senior executive training program founded by Jack Ma, founder of Alibaba Group.

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

Mr. Weiru Chen has served as our independent director since January 2021. Mr. Chen is an associate professor of strategy at China Europe International Business School (CEIBS). He has served as executive director of the Internet Industry Research Center and chief strategic officer of Alibaba Cainiao Logistic Network between August 2017 and July 2020. Prior to joining CEIBS, he served as an assistant professor of strategy at INSEAD Business School from 2003 to 2011. Mr. Chen’s research is centered on firms’ technological innovation, platform strategy, and digital transformation. Mr. Chen has also served as an independent director of several public companies, including TAL Education Group (NYSE: TAL) since June 2015, Dian Diagnostics Group (SHE: 300244) since August 2017, Country Garden Services Holdings Company Limited (HK: 06098) since February 2018, FangDD Network Group Ltd. (Nasdaq: DUO) since November 2019 and Jack Sewing Machine Co Ltd (SHA: 603337) since 2020. Mr. Chen received a bachelor’s degree from National Taiwan University in Taiwan in 1993, a master’s degree from TamKang University in 1996 and a Ph.D. in Management from Purdue University in 2003.

Mr. Guojie Shi has served as our independent director since November 2021. Mr. Shi has been a teaching assistant for several courses at Hupan University since 2020. Mr. Shi, a founding member of Taobao.com and had served as the head of its marketing and business development department, and worked in the organization department at Taobao.com, Koubei.com, Alibaba Cloud, and Alibaba Group from 2004 to 2013. Prior to that, Mr. Shi served as a marketing manager at A. O. Smith (China) Water Heater Co., Ltd. from 2002 to 2004, a marketing manager at Shanghai Sanming Foodstuff Co., Ltd. from 2000 to 2002, and a brand manager at Ting Hsin International Group Tianjin Tingyi Food Co., Ltd (Shanghai branch) from 1998 to 2002. Mr. Shi received his bachelor’s degree in water conservancy and hydropower engineering from Sichuan University in 1998 and his postgraduate diploma in integrated marketing communications from the University of Hong Kong in 2002.

Mr. Alfred Chung-Chieh Ying has served as our chief strategy officer since July 2021. Prior to joining us, he served as chief financial officer at Healthever Biotech from 2018 to 2021 and iFresh from 2017 to 2018. Before his tenure at iFresh, Mr. Ying served as the director of investor relations and senior advisor to the board at Safe-Run Machinery (Suzhou) from 2015 to 2016, vice president of investment banking for the consumer industry at China Minsheng Banking Corp from 2012 to 2014, and vice president of equity research at Piper Jaffrey Asia Securities Ltd from 2011 to 2012. He had also previously held positions as vice president of investor relations and M&A at Daphne International Holdings from 2007 to 2011, executive vice president of equity research at Grand Cathay Securities from 2004 to 2007, and served as deputy managing director for APAC high-technology research from 1998 to 2004 and Taiwan regional representative at BNP Paribas Peregrine Securities Ltd from 1998 to 2004. Mr. Ying received his MBA degree from the University of New South Wales in 1995, master’s degree in mechanical engineering from the National Chiao Tung University in 1989, and bachelor’s degree in mechanical engineering from the National Cheng Kung University in 1987.

Mr. Junchen Sun joined us in February 2017 and has served as our acting Chief Financial Officer since May 2021. Prior to joining us, Mr. Sun served as finance controller in MicroMedia Holdings Limited from 2015 to 2017. Mr. Sun worked as a senior associate in PricewaterhouseCoopers Zhong Tian LLP, Tianjin Branch, Tianjin from 2011 to 2015. Mr. Sun received his bachelor’s degree in accounting from Tianjin University of Finance and Economics in 2011 and master’s degree in business administration from Peking University in 2018.

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

B.Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of RMB19.6 million (US$3.1 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our WFOE and the VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our officers and directors, see “—Share Incentive Plans.”

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

Share Incentive Plans

2015 Stock Incentive Plan

We adopted the 2015 Plan for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2015 Plan, the maximum number of shares which may be issued pursuant to all awards is 1,551,724. As of February 28, 2022, options to purchase a total of 1,227,375 ordinary shares have been granted and outstanding under the 2015 Plan.

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

2020 Share Incentive Plan

In June 2020, our shareholders and board of directors adopted the 2020 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2020 Plan is 758,783. As of February 28, 2022, awards to purchase 747,417 ordinary shares have been granted and are outstanding under the 2020 Plan.

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

2021 Share Incentive Plan

In August 2021, our shareholders and board of directors adopted the 2021 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2021 Plan is 298,780 shares, plus an annual increase on the first day of each fiscal year of the Company during the term of the 2021 Plan commencing with the fiscal year beginning January 1, 2022, by (i) an amount equal to 1.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such lesser number of shares as may be determined by our board of directors. As of February 28, 2022, awards to purchase 266,704 ordinary shares have been granted and are outstanding under the 2021 Plan.

The following paragraphs describe the principal terms of the 2021 Plan.

Types of Awards. The 2021 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2021 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than in accordance with the exceptions provided in the 2021 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2020 Plan. Unless terminated earlier, the 2021 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of February 28, 2022, the awards that we granted to our directors and executive officers and to other individuals as a group under the 2015 Plan, the 2020 Plan and the 2021 Plan in the aggregate:

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	($/Share)	Grant Date	Expiration Date
Baoli Ma	165,557	0.01	July 1, 2018	March 10, 2025
	*	0.01	August 8, 2017	March 10, 2025
	*	0.01	May 8, 2017	March 10, 2025
	303,513	0.01	June 15, 2020	June 14, 2030
Liang Zhao	*	0.01	August 16, 2016	March 10, 2025
	*	0.01	August 8, 2017	March 10, 2025
	*	0.01	February 8, 2018	March 10, 2025
Yuanchen (Calvin) Liu	*	0.01	August 16, 2016	March 10, 2025
	*	0.01	May 8, 2017	March 10, 2025
	*	0.01	August 8, 2017	March 10, 2025
Junchen Sun	*	0.01	February 13, 2017	March 10, 2025
	*	0.01	July 1, 2018	March 10, 2025
Alfred Chung-Chieh Ying	*	0.01	October 8, 2021	October 8, 2031
Other employees	1,264,865	0.01	April 1, 2015 to October 8, 2021	March 10, 2025 to October 8, 2031
Total	2,090,870	0.01

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

Audit Committee. Our audit committee consists of Shengwen (Roy) Rong and Wenjie (Jenny) Wu. Shengwen (Roy) Rong is the chairperson of our audit committee. We have determined that Shengwen (Roy) Rong and Wenjie (Jenny) Wu each satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Shengwen (Roy) Rong and Wenjie (Jenny) Wu each qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Guojie Shi, Baoli Ma, and Weiru Chen. Guojie Shi is the chairperson of our compensation committee. We have determined that Guojie Shi and Weiru Chen each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Baoli Ma, Weiru Chen and Wenjie (Jenny) Wu. Baoli Ma is the chairperson of our nominating and corporate governance committee. We have determined that Weiru Chen and Wenjie (Jenny) Wu each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Special Committee. In January 2022, our board of directors formed a special committee consisting of three independent directors, Wenjie (Jenny) Wu, Shengwen (Roy) Rong, and Guojie Shi, to evaluate and consider the Proposed Transaction from the Buyer Group in relation to a proposed going private transaction. Wenjie (Jenny) Wu is the chairperson of the special committee. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
Female		Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	1
Did Not Disclose Demographic Background	—

D.Employees

As of December 31, 2019, 2020 and 2021, we had a total of 491,755 and 801 full-time employees, respectively. As of December 31, 2021, substantially all of our employees were based in China. The following table sets forth the number of our employees as of December 31, 2021 by function:

	As of December 31,
	2021
	Number	%
Functions:
Technology and development	248	31
Content monitoring	201	25
Sales and marketing	136	17
Customer services and operations	152	19
General and administration	64	8
Total	801	100

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially 5% or more of our ordinary shares.

The calculations in the table below are based on 18,733,476 ordinary shares, consisting of 13,618,636 Class A ordinary shares (excluding 1,185,200 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) and 5,114,840 Class B ordinary shares issued and outstanding as of February 28, 2022.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after February 28, 2022, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A	Class B	Total	% of Total	% of Aggregate
	Ordinary Shares	Ordinary Shares	Ordinary Shares	Ordinary Shares	Voting Power†
Directors and Executive Officers**:
Baoli Ma(1)	792,537	5,114,840	5,907,377	31.1%	67.3%
Shengwen (Roy) Rong	—	—	—	—	—
Wenjie (Jenny) Wu	—	—	—	—	—
Weiru Chen	—	—	—	—	—
Guojie Shi	—	—	—	—	—
Alfred Chung-Chieh Ying	—	—	—	—	—
Junchen Sun	*	—	*	*	*
Liang Zhao	*	—	*	*	*
Yuanchen (Calvin) Liu	*	—	*	*	*
All Directors and Executive Officers as a Group	945,214.0	5,114,840	6,060,054.0	31.7%	67.7%
Principal Shareholders:
BlueCity Media Limited(2)	568,224.5	5,114,840	5,683,064.5	30.3%	66.7%
Shunwei Ventures III Limited(3)	938,890	—	938,890	5.0%	2.4%
CDH entities***(4)	1,423,186	—	1,423,186	7.6%	3.6%
Liberty Hero Limited(5)	1,150,862	—	1,150,862	6.1%	2.9%

Notes:

*Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2022.

**Except as otherwise indicated below, the business address of our directors and executive officers is Block 2 Tower B Room 028, No 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District, Beijing, China. The business address of Weiru Chen is 699 Hongfeng Road, Pudong New Area, Shanghai, China.

†For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to five votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each of the grantees has granted a powers of attorney to our board of directors or any person designated by our board of directors to exercise the voting rights with respect to the ordinary shares issuable pursuant to the options that have been granted and outstanding to each of them under the 2015 Plans.

***CDH entities include Rainbow Rain Limited and Aviator D, L.P.

(1)	Represents (i) 5,114,840 Class B ordinary shares held by BlueCity Media Limited, (ii) 500,000 Class A ordinary shares held by BlueCity Media Limited, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs held by BlueCity Media Limited, and (iv) 258,802.5 ordinary shares issuable upon the exercise of options that are exercisable by Baoli Ma within 60 days after April 19, 2022, based on the Schedule 13D/A filed on April 21, 2022.

On January 2, 2022, our board of directors received the Original Proposal from Mr. Baoli Ma and Spriver Tech Limited, to acquire all of our outstanding ordinary shares, including the Class A ordinary shares represented by the ADSs, that are not already beneficially owned by them, through a going private transaction. On April 18, 2022, our board of directors received the Proposal Letter from Mr. Baoli Ma and Metaclass Management ELP, an affiliate of Spriver Tech Limited, to update the Original Proposal. For a detailed description of the Proposed Transaction, please see “Item 4. Information on the Company—A. History and Development of the Company.” For risks and uncertainties relating to the Proposed Transaction, please see “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—There can be no assurance that any definitive offer will be made with respect to the going private transaction proposed by Mr. Baoli Ma and Metaclass Management ELP, that any definitive agreement will be executed or that this or any other similar transaction will be approved or consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of the ADSs.”

On December 30, 2021, BlueCity Media Limited and Mr. Baoli Ma entered into a loan agreement (the “Loan Agreement”) with Mico World Limited (the “Lender”), pursuant to which the Lender has extended a term loan to BlueCity Media Limited in an aggregate amount of US$6,000,000. On January 12, 2022, BlueCity Media Limited and Mr. Baoli Ma entered into a Share Charge in favor of the Lender (the “Share Charge”), pursuant to which, among other things, BlueCity Media Limited charged and assigned 4,316,547 Class B ordinary shares (the “Charged Shares”) held by it in our company, any ADSs resulting therefrom upon conversion of the Charged Shares, and other related assets in favor of the Lender by way of first ranking fixed charge as a continuing security for the obligations of BlueCity Media Limited and Mr. Baoli Ma under the Loan Agreement.

(2)	Represents (i) 5,114,840 Class B ordinary shares, (ii) 500,000 Class A ordinary shares, (iii) 33,734.5 Class A ordinary shares represented by 67,469 ADSs, and (iv) 34,490 Class A ordinary shares issuable upon the exercise of options exercisable within 60 days after April 19, 2022, held by BlueCity Media Limited, based on the Schedule 13D/A filed on April 21, 2022. The sole director of BlueCity Media Limited is Mr. Baoli Ma. BlueCity Media Limited is wholly-owned by Shimmery Sapphire Holding Limited. Cantrust (FarEast) Limited holds 100% equity interests in Shimmery Sapphire Holding Limited on behalf of Shimmery Diamond Trust, who is a trust established under the laws of Guernsey and managed by Cantrust (Far East) Limited as the trustee. Mr. Baoli Ma is the settlor of Shimmery Diamond Trust, and Mr. Baoli Ma and his family are the trust’s beneficiaries. Mr. Baoli Ma may provide investment advisory services to the trustee in his capacity as an investment advisor in respect to the assets of Shimmery Diamond Trust, including the shares held by BlueCity Media Limited in our Company. The registered address of BlueCity Media Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)	The number of ordinary shares beneficially owned is as of December 31, 2021, as reported in Schedule 13G (Amendment No.1) filed by Shunwei Ventures III Limited, Shunwei China Internet Fund II, L.P., Shunwei Capital Partners II GP, L.P., Shunwei Capital Partners II GP Limited, Silver Unicorn Ventures Limited, and Tuck Lye Koh on February 14, 2022, and represents 938,890 Class A ordinary shares (represented by 1,877,779 ADSs) held by Shunwei Ventures III Limited, a British Virgin Islands company. Shunwei Ventures III Limited is wholly owned by Shunwei China Internet Fund II, L.P. The general partner of Shunwei China Internet Fund II, L.P. is Shunwei Capital Partners II GP, L.P. The general partner of Shunwei Capital Partners II GP, L.P. is Shunwei Capital Partners II GP Limited. Shunwei Capital Partners II GP Limited is controlled by Silver Unicorn Ventures Limited, which is controlled by Mr. Tuck Lye Koh. The registered address of Shunwei Ventures III Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.
(4)	Represents (i) 1,080,901 Class A ordinary shares represented by ADSs held by Rainbow Rain Limited, a British Virgin Islands company, and (ii) 342,285 Class A ordinary shares represented by ADSs held by Aviator D, L.P., a Cayman Islands company, based on the information provided by CDH entities to our company. Rainbow Rain Limited is wholly-owned by Roger Field Fund, L.P., whose general partner is CDH Harvest Holdings Company Limited, based on the information provided by these entities to our company. The general partner of Aviator D, L.P. is CDH China HF Holdings Company Limited. Both CDH Harvest Holdings Company Limited and CDH China HF Holdings Company Limited are controlled by Mr. Shangzhi Wu and Mr. Shuge Jiao. Rainbow Rain Limited and Aviator D, L.P. are collectively referred to as the CDH entities. The registered address of Rainbow Rain Limited is Maples Corporate Services, (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The registered address of Aviator D, L.P. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(5)	Represents 1,150,862 Class A ordinary shares represented by ADSs held by Liberty Hero Limited, a British Virgin Islands company, based on the information provided by this entity to our company. Golden Bull Skyline Limited holds all management shares of Liberty Hero Limited, and has the right with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Liberty Hero Limited in our Company. The shareholders of Golden Bull Skyline Limited are Mr. Ziqiang Liu and Ms. Fengjin Jiang. The registered address of Liberty Hero Limited is Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of February 28, 2022, 14,535,279 of our ordinary shares were held by one record holder with registered address in the United States, representing approximately 77.6% of our total outstanding shares. The holder is Deutsche Bank Trust Company Americas, the depositary of the ADS program, which held 98.2% Class A ordinary shares on record. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Related Party Transactions

During the year ended December 31, 2019, we provided interest free loans in the amount of RMB8.0 million to Mr. Baoli Ma. All the loans were repaid by Mr. Baoli Ma during the year ended December 31, 2019.

On April 3, 2020, we made a payment of RMB4,722,814 on behalf of Mr. Baoli Ma. All the amount was repaid by Mr. Baoli Ma on August 19, 2020.

Participation in the Initial Public Offering

Mr. Baoli Ma subscribed for, through BlueCity Media Limited, and were allocated by the underwriters, an aggregate of 312,500 ADSs, which represents 156,250 Class A ordinary shares, in our initial public offering at the initial public offering price and on the same terms as the other ADSs being offered, for consideration of US$5.0 million (equivalent to RMB35.1 million).

Proposed Going Private Transaction

On January 2, 2022, our board of directors received the Original Proposal from Mr. Baoli Ma and Spriver Tech Limited, to acquire all of our outstanding ordinary shares, including the Class A ordinary shares represented by the ADSs, that are not already beneficially owned by them, through a going private transaction. On April 18, 2022, our board of directors received the Proposal Letter from Mr. Baoli Ma and Metaclass Management ELP, an affiliate of Spriver Tech Limited, to update the Original Proposal. For a detailed description of the Proposed Transaction, please see “Item 4. Information on the Company—A. History and Development of the Company.” For risks and uncertainties relating to the Proposed Transaction, please see “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—There can be no assurance that any definitive offer will be made with respect to the going private transaction proposed by Mr. Baoli Ma and Metaclass Management ELP, that any definitive agreement will be executed or that this or any other similar transaction will be approved or consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of the ADSs.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

On April 30, 2021, a complaint was filed in the New York Supreme Court, County of New York, Commercial Division against our company and our company’s certain executives and directors, alleging violations of the Securities Act of 1933 in relation to our company’s initial public offering (the “IPO”). The case is captioned Michael James Lorenzo v. BlueCity Holdings Limited et al, Index No. 652894/2021. The plaintiff sought to represent all purchasers of our company’s American Depositary Shares in or traceable to the IPO. On October 12, 2021, the court approved a lead plaintiff counsel. On December 13, 2021, the plaintiff filed an amended complaint. On February 11, 2022, our company filed a motion to dismiss. The plaintiff’s opposition, if any, is due by April 12, 2022. On April 13, 2022, the plaintiff filed an opposition to our motion to dismiss. Our reply to plaintiff’s opposition is due by May 27, 2022.

On July 19, 2021, another complaint was filed in the U.S. District Court for the Eastern District of New York against our company and our company’s certain executives and directors, authorized process agent in the U.S. and IPO underwriters, alleging violations of the Securities Act of 1933 in relation to our company’s IPO. The case is captioned Jiang v. BlueCity Holdings Limited et al, 1:21-cv-04044-FB-CLP. The plaintiffs sought to represent all purchasers of our company’s American Depositary Shares in or traceable to the IPO. On December 22, 2021, the court appointed two plaintiffs as co-lead plaintiffs and two firms as co-lead counsel. The lead plaintiffs’ amended complaint is due by April 15, 2022. On April 15, 2022, the lead plaintiffs filed an amended complaint. Our response to the amended complaint is due by June 14, 2022.

The actions remain in their preliminary stages. We are defending against the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been named as a defendant in two putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving laws and regulations in various countries and regions where we have business. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.”

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

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.Offering and Listing Details

See “—C. Markets” for our host market and trading symbol. We have a dual-class structure of our ordinary shares, in which Class A ordinary shares and Class B ordinary shares have different voting rights. Class A ordinary shares are entitled to one vote per share and Class B ordinary shares are entitled to five votes per share. See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs— The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.”

B.Plan of Distribution

Not applicable.

C.Markets

The ADSs, each two representing one Class A ordinary share, have been listed on Nasdaq Stock Market under the symbol “BLCT” since July 8, 2020.

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

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our WFOE’s ability to change its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

E.Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	persons liable for alternative minimum tax;
●	persons who acquire the ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold the ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws, of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or 128
●	a trust (A)the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B)that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs generally will not be subject to U.S. federal income tax.

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

Although the law in this regard is not entirely clear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future. Although we do not expect to be or become a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard because the determination of whether we are or will become a PFIC will depend, in part, upon the composition of our income and assets. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In particular, recent decline in the market price of the ADSs significantly increased our risk of becoming a PFIC. The market price of the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the VIE for U.S. federal income tax purpose, our risk of becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the ADSs or Class A ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

The gross amount of any distributions paid on the ADSs or Class A ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1)the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. The ADSs (but not our ordinary shares) are listed on the Nasdaq Global Market and is considered readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance, however, that the ADSs will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be potentially eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income for foreign tax credit purposes. Pursuant to recently issued Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued Regulations.

Passive Foreign Investment Company Considerations

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i)any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii)any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or Class A ordinary shares. Under the PFIC rules:

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares and any of our subsidiaries, the VIE or any of the subsidiaries of the VIE is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE or any of the subsidiaries of the VIE.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, the ADSs, but not our ordinary shares, are listed on the Nasdaq Global Market, which is a qualified exchange. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. For this purpose the ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Market which is a qualified exchange. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns the ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or Class A ordinary shares if we are or become a PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. The PRC government may adopt reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. The Renminbi has recently depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows of China, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

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

As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents of RMB35.7 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a decrease of US$0.5 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in an increase of US$0.6 million in cash and cash equivalents.

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

●   To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

● Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

● Distribution of cash dividends	Up to US$0.05 per ADS held

● Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

● Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

● Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

The F-1 Registration Statement was declared effective by the SEC on July 2, 2020. For the period from the effective date of the F-1 Registration Statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$13.4 million, which included US$9.4 million in underwriting discounts and commissions for the initial public offering and approximately US$4.0 million in other costs and expenses for our initial public offering. We received net proceeds of US$78.2 million from our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from July 2, 2020, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, US$57.9 million of the net proceeds received from our initial public offering were used for investment in business operations, research and development, and for general corporate purpose including acquisitions. There is no material change in the use of proceeds as described in the F-1 Registration statement. We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and acting chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures are not effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In connection with the preparation of our consolidated financial statements as of December 31, 2021 and for the year ended December 31, 2021, our management identified one material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues, and related presentation and disclosure in accordance with U.S. GAAP and SEC financial reporting requirements.

To remedy the identified material weakness, we have adopted and are in the process of implementing a number of measures to improve our internal control over financial reporting, including: (i) hired a new financial reporting manager with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting, who also have experience in internal control, internal audit and SOX compliance, (ii) establishing a formal and regular training program for accounting personnel, including attending external U.S. GAAP training, (iii) upgrading our financial system to enhance its effectiveness and enhance control of financial analysis, (iv) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, and (v) continuing to conduct accounting and financial reporting training for our employees.

We are fully committed to the implementation of these and other measures to remediate the material weakness in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3.D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore exempt from the attestation requirement.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Shengwen (Roy) Rong and Wenjie (Jenny) Wu, members of our audit committee and independent directors (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), each qualifies as an "audit committee financial expert.”

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

	For the Year Ended December 31,
	2020	2021

	(RMB in thousands)
Audit fees(1)	13,682	8,913
Tax fees(2)	85	1,037
All other fees(3)	—	—
(1)	“Audit fees” include the aggregate fees billed in each of the fiscal period listed for professional services rendered by our principal accountant for the audit of our annual financial statements, review of our quarterly financial statements and services related to our initial public offering.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional tax consulting and compliance services rendered by our principal accountant.
(3)	“All other fees” include the aggregate fees billed in each of the fiscal years listed for financial due diligence service and environmental, social and governmental report consulting services rendered by our principal accountant.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG Huazhen LLP as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As an exempted company incorporated in the Cayman Islands company that is listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow our home country practice that does not require us to (i) hold an annual meeting of shareholders no later than one year after the end of its fiscal year, (ii) seek shareholder approval for establishing share incentive plans, and (iii) have an audit committee consisting of two members. Therefore, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

2.5	Description of Securities(incorporated herein by reference to Exhibit 2.5 to our annual report on Form 20-F, initially filed on April 29, 2021 (File No.001-39364))
4.1	2015 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1, as amended, initially filed on June 16, 2020 (File No.333-239205))
4.2	2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1, as amended, initially filed on June 16, 2020 (File No.333-239205))
4.3	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Form S-8, as amended, initially filed on October 4, 2021 (File No.333-239205))
4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1, as amended, initially filed on June 16, 2020 (File No.333-239205))

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1, as amended, initially filed on June 16, 2020 (File No.333-239205))

4.6

English translation of Powers of Attorney granted by Mr. Baoli Ma, the sole shareholder of Beijing BlueCity Culture and Media Co., Ltd, dated June 26, 2018 (incorporated herein by reference to Exhibit 10.5 to the Form F-1, as amended, initially filed on June 16, 2020 (File No.333-239205))

4.7

English translation of the Equity Interest Pledge Agreement among Mr. Baoli Ma, Mr. Changyou Ma, Beijing BlueCity Information & Technology Co., Ltd and Beijing BlueCity Culture and Media Co., Ltd, dated June 26, 2018 (incorporated herein by reference to Exhibit 10.6 to the Form F-1, as amended, initially filed on June 16, 2020 (File No.333-239205))

4.8

English translation of the Exclusive Consulting and Services Agreement between Beijing BlueCity Information & Technology Co., Ltd and Beijing BlueCity Culture and Media Co., Ltd, dated June 26, 2018 (incorporated herein by reference to Exhibit 10.7 to the Form F-1, as amended, initially filed on June 16, 2020 (File No.333-239205))

4.9

English translation of the Exclusive Option Agreement among Mr. Baoli Ma and Mr. Changyou Ma, Beijing BlueCity Information & Technology Co., Ltd, and Beijing BlueCity Culture and Media Co., Ltd, dated June 26, 2018 (incorporated herein by reference to Exhibit 10.8 to the Form F-1, as amended, initially filed on June 16, 2020 (File No.333-239205))

4.10

English translation of Spousal Consent Letter granted by Shuying Chen (incorporated herein by reference to Exhibit 10.9 to the Form F-1, as amended, initially filed on June 16, 2020 (File No.333-239205))

4.11

English translation of Share Purchase Agreement, among the Registrant, Beijing BlueCity Culture and Media Co., Ltd, and other parties thereto, dated November 25, 2020 (incorporated herein by reference to Exhibit 4.10 to our annual report on Form 20-F, initially filed on April 29, 2021 (File No.001-39364))

8.1*	Significant subsidiaries and consolidated affiliated entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1, as amended, initially filed on June 16, 2020 (File No.333-239205))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Conyers Dill & Pearman
15.2*	Consent of King & Wood Mallesons
15.3*	Consent of KPMG Huazhen LLP
101.INS*	Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*      Filed herewith.

**    Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BlueCity Holdings Limited

		By:	/s/ Baoli Ma
Name: Baoli Ma
Title: Chairman of the Board of Directors and
Chief Executive Officer

Date:	April 28, 2022

BLUECITY HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

BlueCity Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of BlueCity Holdings Limited and subsidiaries (the Company) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Beijing, China
April 28, 2022

BLUECITY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
				(Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	2(f)	439,492,788	349,785,624	54,888,997
Term deposits		172,257,360	—	—
Accounts receivable, net (net of allowance of nil as of December 31, 2020 and 2021, respectively)	3	5,588,023	12,878,562	2,020,927
Inventories	4	6,853,202	7,401,509	1,161,458
Prepayments and other current assets	5	58,629,416	99,777,088	15,657,202
Total current assets		682,820,789	469,842,783	73,728,584

Non-current assets
Investment securities	6	50,000	—	—
Property and equipment, net	7	11,445,548	11,186,159	1,755,352
Intangible assets, net	8	52,084,512	44,204,317	6,936,622
Goodwill	9	196,002,568	81,751,864	12,828,651
Other non-current assets		2,426,128	3,177,465	498,614
Total non-current assets		262,008,756	140,319,805	22,019,239
Total assets		944,829,545	610,162,588	95,747,823

LIABILITIES
Current liabilities
Accounts payable (including accounts payable of VIE without recourse to the Company of 6,817,776 and RMB11,444,579 as of December 31, 2020 and 2021, respectively)		20,372,680	28,507,188	4,473,400
Deferred revenue (including deferred revenue of VIE without recourse to the Company of RMB34,541,710 and RMB35,217,012 as of December 31, 2020 and 2021, respectively)		35,226,237	35,796,254	5,617,213
Income tax payable (including income tax payable of VIE without recourse to the Company of RMB291,441 and RMB1,460,149 as of December 31, 2020 and 2021, respectively)		2,122,765	5,047,173	792,012
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIE without recourse to the Company of RMB49,315,134 and RMB27,246,274 as of December 31, 2020 and 2021, respectively)	10	118,958,796	82,962,351	13,018,602
Total current liabilities		176,680,478	152,312,966	23,901,227
Non-current liabilities
Deferred income tax liabilities (including deferred income tax liabilities of VIE without recourse to the Company of 10,954,883 and RMB9,603,096 as of December 31, 2020 and 2021, respectively)	16	10,954,883	9,603,096	1,506,935
Other non-current liabilities (including other non-current liabilities of VIE without recourse to the Company of nil and RMB2,300,000 as of December 31, 2020 and 2021, respectively)		—	2,300,000	360,920
Total non-current liabilities		10,954,883	11,903,096	1,867,855
Total liabilities		187,635,361	164,216,062	25,769,082
Commitments and contingencies (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2020 AND 2021

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$
				(Note 2(d))
SHAREHOLDERS’ EQUITY:

Class A Ordinary Shares (US$0.0001 par value; 4,600,000,000 shares authorized, 12,210,830 and 13,618,609 shares issued and outstanding as of December 31, 2020 and 2021 respectively)	13	8,572	9,487	1,489
Class B Ordinary Shares (US$0.0001 par value; 200,000,000 shares authorized, 5,614,840 and 5,114,840 shares issued and outstanding as of December 31, 2020 and 2021 respectively)	13	3,446	3,118	489
Additional paid-in capital		2,188,870,625	2,204,845,216	345,988,328
Accumulated other comprehensive loss		(107,514,737)	(125,113,629)	(19,633,059)
Accumulated deficit		(1,324,173,722)	(1,633,797,666)	(256,378,506)
Total shareholders’ equity		757,194,184	445,946,526	69,978,741
Total liabilities and shareholders’ equity		944,829,545	610,162,588	95,747,823

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

		For the year ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$
					(Note 2 (d))
Revenues	19	758,887,906	1,031,323,444	1,076,591,430	168,940,688
Cost and expenses:
Cost of revenues		(546,211,172)	(720,370,586)	(728,065,167)	(114,249,312)
Selling and marketing expenses		(119,436,794)	(187,281,558)	(220,464,208)	(34,595,645)
Technology and development expenses		(129,651,820)	(149,255,609)	(219,741,246)	(34,482,197)
General and administrative expenses		(24,439,169)	(209,086,316)	(109,099,156)	(17,120,038)
Impairment of intangible assets		—	—	(2,915,000)	(457,427)
Impairment of goodwill		—	—	(106,949,249)	(16,782,671)
Total cost and expenses		(819,738,955)	(1,265,994,069)	(1,387,234,026)	(217,687,290)
Operating loss		(60,851,049)	(234,670,625)	(310,642,596)	(48,746,602)
Changes in fair value of financial instruments		(9,024,437)	(5,247)	—	—
Gain (loss) on disposal of an investment security		—	4,863,233	(50,000)	(7,846)
Gain on extinguishment of a convertible debt		8,986,048	—	—	—
Interest income		8,890,484	6,517,961	1,889,658	296,529
Loss before income taxes		(51,998,954)	(223,294,678)	(308,802,938)	(48,457,919)
Income tax (expense) benefit	16	(930,554)	1,441,814	(821,006)	(128,834)
Net loss		(52,929,508)	(221,852,864)	(309,623,944)	(48,586,753)
(Accretion) reversal of accretion and modification of Redeemable Convertible Preferred Shares to redemption value		(631,005,563)	244,080,678	—	—
Net (loss) income available for distribution		(683,935,071)	22,227,814	(309,623,944)	(48,586,753)
Net (loss) income per Class A and Class B Ordinary Share
—Basic	17	(121.81)	1.30	(16.00)	(2.51)
—Diluted	17	(121.81)	(14.63)	(16.00)	(2.51)
Weighted average number of Class A and Class B Ordinary Share and ordinary share equivalents outstanding used in computing net (loss) income per Class A and Class B Ordinary Share
—Basic	17	5,614,840	11,974,046	19,352,595	19,352,595
—Diluted	17	5,614,840	15,208,426	19,352,595	19,352,595
Net loss		(52,929,508)	(221,852,864)	(309,623,944)	(48,586,753)
Other comprehensive loss
Unrealized gains on an available-for-sale investment, net of nil income taxes		1,591,098	1,456,370	—	—
Reclassification adjustment for gains on available-for-sale investment realized in net income, net of nil income taxes		—	(4,863,233)	—	—
Foreign currency translation adjustment, net of nil income taxes		(20,118,769)	(63,005,931)	(17,598,892)	(2,761,650)
Comprehensive loss		(71,457,179)	(288,265,658)	(327,222,836)	(51,348,403)

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

				Accumulated
			Additional	other		Total
			paid-in	comprehensive	Accumulated	shareholders’
	Ordinary shares		capital	income (loss)	deficit	deficit
	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	5,614,840	3,446	—	(22,574,272)	(662,466,465)	(685,037,291)
Net loss	—	—	—	—	(52,929,508)	(52,929,508)
Accretion of redeemable convertible preferred shares	—	—	—	—	(631,005,563)	(631,005,563)
Unrealized gain on an available-for-sale investment, net of nil income taxes	—	—	—	1,591,098	—	1,591,098
Foreign currency translation adjustment, net of nil income taxes	—	—	—	(20,118,769)	—	(20,118,769)
Balance as of December 31, 2019	5,614,840	3,446	—	(41,101,943)	(1,346,401,536)	(1,387,500,033)

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

								Accumulated
							Additional	other		Total
							paid-in	comprehensive	Accumulated	shareholders’
	Ordinary shares		Class A Ordinary Shares		Class B Ordinary Shares		capital	income (loss)	deficit	equity (deficit)
	Shares	RMB	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	5,614,840	3,446	—	—	—	—	—	(41,101,943)	(1,346,401,536)	(1,387,500,033)
Net loss	—	—	—	—	—	—	—	—	(221,852,864)	(221,852,864)
Change in redemption value of redeemable convertible preferred shares	—	—	—	—	—	—	—	—	244,080,678	244,080,678
Re-designation of Ordinary Shares into Class B Ordinary Shares immediately prior to the completion of the initial public offering	(5,614,840)	(3,446)	—	—	5,614,840	3,446	—	—	—	—
Issuance of ordinary shares upon initial public offering (“IPO”), net of offering costs of RMB94,128,112	—	—	2,650,000	1,860	—	—	501,225,388	—	—	501,227,248
Conversion of Series A Convertible Preferred Shares into Ordinary Shares	—	—	1,439,102	1,010	—	—	33,041,467	—	—	33,042,477
Conversion of Series A-1 Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	1,891,291	1,328	—	—	18,779,626	—	—	18,780,954
Conversion of Series B Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	1,862,069	1,307	—	—	418,335,584	—	—	418,336,891
Conversion of Series C Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	1,246,621	875	—	—	280,067,991	—	—	280,068,866
Conversion of Series C-1 Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	977,961	687	—	—	219,710,378	—	—	219,711,065
Conversion of Series D Redeemable Convertible Preferred Shares into Ordinary Shares	—	—	2,143,786	1,505	—	—	530,806,760	—	—	530,808,265
Share-based compensation	—	—	—	—	—	—	186,903,431	—	—	186,903,431
Unrealized gain on an available-for-sale investment, net of nil income taxes	—	—	—	—	—	—	—	1,456,370	—	1,456,370
Reclassification adjustment for gain from disposal of available-for-sale securities realized in net income, net of nil income taxes	—	—	—	—	—	—	—	(4,863,233)	—	(4,863,233)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	(63,005,931)	—	(63,005,931)
Balance as of December 31, 2020	—	—	12,210,830	8,572	5,614,840	3,446	2,188,870,625	(107,514,737)	(1,324,173,722)	757,194,184

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

						Accumulated
					Additional	other		Total
					paid-in	comprehensive	Accumulated	shareholders’
	Class A Ordinary Shares		Class B Ordinary Shares		capital	income (loss)	deficit	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	12,210,830	8,572	5,614,840	3,446	2,188,870,625	(107,514,737)	(1,324,173,722)	757,194,184
Net loss	—	—	—	—	—	—	(309,623,944)	(309,623,944)
Ordinary shares issued in connection with exercise of share options	907,779	587	—	—	63,447	—	—	64,034
Ordinary Shares B transferred to Ordinary Share A	500,000	328	(500,000)	(328)	—	—	—	—
Share-based compensation	—	—	—	—	15,911,144	—	—	15,911,144
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	(17,598,892)	—	(17,598,892)
Balance as of December 31, 2021	13,618,609	9,487	5,114,840	3,118	2,204,845,216	(125,113,629)	(1,633,797,666)	445,946,526
Balance as of December 31, 2021-US$ (Note 2(d))		1,489		489	345,988,328	(19,633,059)	(256,378,506)	69,978,741

The accompanying notes are an integral part of these consolidated financial statements.

BLUECITY HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	For the Year Ended December 31
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2(d))
Operating activities:
Net loss	(52,929,508)	(221,852,864)	(309,623,944)	(48,586,753)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for doubtful accounts	592,717	—	682,085	107,034
Share-based compensation	—	186,903,431	15,911,144	2,496,806
Deferred income tax benefits	—	(2,495,332)	(2,167,099)	(340,065)
Depreciation and amortization	2,619,682	5,618,984	14,931,572	2,343,089
Impairment of intangible assets	—	—	2,915,000	457,427
Impairment of goodwill	—	—	106,949,249	16,782,671
Changes in fair value of financial instruments	9,024,437	5,247	—	—
(Gain) loss on disposal of an investment security	—	(4,863,233)	50,000	7,846
Gain on extinguishment of a convertible debt	(8,986,048)	—	—	—
Loss (gain) on disposal of property and equipment	15,765	(35,572)	432,298	67,837
Gain on disposal of a subsidiary	—	—	(917,251)	(143,937)
Unrealized foreign currency exchange (gain) losses	(750,270)	3,113,970	—	—
Changes in operating assets and liabilities, net of effect of acquisitions and disposal of a subsidiary:
Accounts receivable	7,679,995	(2,667,688)	(7,998,240)	(1,255,098)
Inventories	—	(6,853,202)	(548,307)	(86,041)
Prepayments and other current assets	(4,186,913)	(6,104,334)	(41,473,243)	(6,508,057)
Other non-current assets	(516,780)	(1,065,699)	(751,337)	(117,901)
Accounts payable	9,023,623	2,380,364	8,491,260	1,332,464
Amount due to a related party	(6,898,800)	—	—	—
Deferred revenue	8,787,345	(2,814,922)	4,252,823	667,361
Income tax payable	930,554	1,246,030	2,988,106	468,899
Accrued expenses and other current liabilities	3,952,391	9,182,914	(7,325,654)	(1,149,555)
Other non-current liabilities	—	—	2,300,000	360,920
Net cash used in operating activities	(31,641,810)	(40,301,906)	(210,901,538)	(33,095,053)
Investing activities:
Purchase of property and equipment	(5,881,767)	(7,471,486)	(7,004,705)	(1,099,191)
Proceeds from disposal of property and equipment	—	100,960	126,670	19,877
Purchase of term deposits	(82,061,210)	(841,183,485)	—	—
Proceeds from maturity of term deposits	373,537,111	741,124,785	170,857,260	26,811,232
Payment for asset acquisitions	—	(3,250,000)	(2,550,000)	(400,151)
Payment for business combinations, net of cash acquired of nil,RMB10,497,237 and nil in 2019, 2020 and 2021, respectively	—	(203,081,831)	(24,491,600)	(3,843,266)
Proceeds from disposal of financial instruments	—	25,023,165	—	—
Issuance of interest free loans to an employee	—	—	(1,600,000)	(251,075)
Disposal of a subsidiary, net of cash received	—	—	(4,985,220)	(782,290)
Net cash provided by (used in) investing activities	285,594,134	(288,737,892)	130,352,405	20,455,136
Financing activities:
Proceeds from issuance of Class A Ordinary Shares, net of underwriting commissions, discounts and underwriter's lawyer fee of RMB46,589,365	—	548,765,995	—	—
Payments for initial public offering (“IPO”) costs	(2,252,291)	(45,286,456)	—	—
Repayment of a convertible debt	(20,000,000)	—	—	—
Issuance of interest free loans to a shareholder	(8,000,000)	—	—	—
Proceeds from repayment of interest free loans to a shareholder	8,000,000	—	—	—
Payment made on behalf of Mr. Baoli Ma	—	(4,722,814)	—	—
Proceeds from repayment made by Mr. Baoli Ma	—	4,722,814	—	—
Proceeds from exercising of share options	—	—	64,034	10,048
Net cash (used in) provided by financing activities	(22,252,291)	503,479,539	64,034	10,048
Effect of foreign currency exchange rate changes on cash and cash equivalents	2,527,206	(32,220,775)	(9,222,065)	(1,447,143)
Net (decrease) increase in cash and cash equivalents	234,227,239	142,218,966	(89,707,164)	(14,077,012)
Cash and cash equivalents at the beginning of the year	63,046,583	297,273,822	439,492,788	68,966,009
Cash and cash equivalents at the end of the year	297,273,822	439,492,788	349,785,624	54,888,997

Supplemental cash flow information:
Interest paid	—	2,695,890	—	—
Income taxes paid	—	—	—	—

Non-cash investing and financing activities:
Accrual of IPO costs	6,227,056	—	—	—
Consideration payable in connection with business combinations	—	24,742,025	—	—
Automatic conversion of convertible redeemable preferred shares to Class A ordinary shares upon the IPO	—	1,500,748,518	—	—
Consideration receivable in connection with disposal of a subsidiary	—	—	300,000	47,077

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

Organization

The Group operates its business in the PRC through Beijing BlueCity Culture and Media Co., Ltd. (“BlueCity Culture Media”, or the “VIE”), a limited liability company established under the laws of the PRC on September 7, 2011, and its subsidiaries. BlueCity Culture Media and its subsidiaries hold certain recognized and unrecognized revenue-generating assets in order to carry out mobile platform operations in China. The recognized revenue-generating assets include goodwill and intangible assets acquired through business combinations and purchased intangible assets. Goodwill primarily represents the expected assembled workforce and synergies from combining the acquired business. Intangible assets acquired through business combinations mainly consist of user bases, brand names and technologies. Purchased intangible assets mainly include pharmaceutical operation licenses. Unrecognized revenue-generating assets mainly consist of licenses and intellectual property. Licenses include operations licenses, such as internet information service licenses and internet culture operation licenses. Intellectual property developed by the Group mainly consists of patents, copyrights and trademarks. The equity interests of BlueCity Culture Media are legally held by Mr. Baoli Ma, founder, Chairman and Chief Executive Officer of the Group, and Mr. Changyou Ma, a family member of the founder, who act as nominee equity holders of the VIE on behalf of Beijing BlueCity Information & Technology Co., Ltd., (“BlueCity Information Technology”, or WFOE), the Company’s wholly owned subsidiary in the PRC. A series of contractual agreements, including Powers of Attorney, Exclusive Consulting and Service Agreement, Equity Interest Pledge Agreement, Exclusive Option Agreement and Spouse Consent Letter (collectively, the “VIE Agreements”), were entered among BlueCity Information Technology, BlueCity Culture Media and its nominee equity holders. Through the VIE Agreements, the nominee equity holders of the VIE have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIE to WFOE. The nominee equity holders of the VIE do not participate significantly in income and loss and do not have the power to direct the activities of the VIE that most significantly impact their economic performance. Accordingly, the VIE is considered a variable interest entity.

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

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (Continued)

The equity interests of VIE are legally held by Mr. Baoli Ma and Mr. Changyou Ma as nominee equity holders on behalf of the Company. Mr. Baoli Ma holds 30.2% of the total ordinary shares and share options issued and outstanding of the Company as of December 31, 2021, assuming the vesting and exercising of all outstanding share options held by Mr. Baoli Ma as of such date. The Company cannot assure that when conflicts of interest arise, either of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that the Company could exercise the purchase option under the Exclusive Option Agreement with the nominee equity holders to request them to transfer all of their equity ownership in VIE to a PRC entity or individual designated by the Company. The Company relies on the nominee equity holders, one of them is the Company’s director and owes a fiduciary duty to the Company, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires the director to act in good faith and in the best interests of the Company and not to use his positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with the VIE under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The following consolidated assets and liabilities information of the Group’s VIE as of December 31, 2020 and 2021, and consolidated revenues, net loss and cash flow information for the years ended December 31, 2019, 2020 and 2021, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries have been eliminated upon consolidation.

	As of December 31,
	2020	2021
	RMB	RMB
Cash	42,017,215	26,835,970
Accounts receivable, net (net of allowance of nil as of December 31, 2020 and 2021, respectively)	5,588,023	10,368,064
Inventories	6,853,202	7,401,509
Prepayments and other current assets	32,496,610	48,686,054
Total current assets	86,955,050	93,291,597

Investment securities	50,000	—
Property and equipment, net	4,994,809	4,509,052
Intangible assets, net	52,084,512	44,204,317
Goodwill	3,054,923	—
Other non-current assets	1,749,304	2,389,069
Total non-current assets	61,933,548	51,102,438
Total assets	148,888,598	144,394,035

Accounts payable	6,817,776	11,444,579
Amounts due to inter-companies	129,873,104	98,986,401
Deferred revenue	34,541,710	35,217,012
Income tax payable	291,441	1,460,149
Accrued expenses and other current liabilities	49,315,134	27,246,274
Total current liabilities	220,839,165	174,354,415
Deferred income tax liabilities	10,954,883	9,603,096
Other non-current liabilities	—	2,300,000
Total non-current liabilities	10,954,883	11,903,096
Total liabilities	231,794,048	186,257,511

1. DESCRIPTION OF BUSINESS AND ORGANIZATION (Continued)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenues	42,007,427	651,069,900	974,103,315
Net (loss) income	(8,856,826)	(79,742,764)	31,859,163
Net cash provided by (used in) operating activities	11,267,766	20,705,405	(34,200,424)
Net cash used in investing activities	(2,901,588)	(12,532,972)	(11,745,086)
Net cash provided by financing activities	2,007,447	17,510,000	30,764,265
Net increase (decrease) in cash	10,373,625	25,682,433	(15,181,245)
Cash at the beginning of the year	5,961,157	16,334,782	42,017,215
Cash at the end of the year	16,334,782	42,017,215	26,835,970

In accordance with VIE Agreements, WFOE has the power to direct the activities of the VIE. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for paid in capital of RMB1 million as of December 31, 2020 and 2021. The creditors of the VIE do not have recourse to the general credit of WFOE.

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

(c)   Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods. Significant accounting estimates include, but not limited to, the realization of deferred income tax assets, fair value of identifiable intangible assets in business combinations, useful lives and recoverability of property and equipment and intangible assets, impairment of goodwill, fair values of share-based compensation awards, investment securities, convertible debt, redeemable convertible preferred shares and ordinary shares.  Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)   Convenience translation

Translations of the consolidated financial statements from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.3726, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

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

(f)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash at bank and term deposits, which have original maturities of three months or less and are readily convertible to know amounts of cash. The Group’s cash and cash equivalents, excluding cash on hand, are deposited in financial institutions at below locations:

	As of December 31,
	2020	2021
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	76,352,748	35,656,085
—Denominated in USD	89,289,111	258,690,388
Total cash and cash equivalents balances held at mainland PRC financial institutions	165,641,859	294,346,473
Financial institution in Hong Kong Special Administrative Region (“Hong Kong S.A.R.”)
—Denominated in HKD	1,074,294	14,306,671
—Denominated in USD	261,797,195	15,084,574
Total cash balances held at the Hong Kong S.A.R. financial institution	262,871,489	29,391,245
Financial institutions in the United States
—Denominated in USD	8,540,607	22,950,413
Total cash balances held at the United States financial institutions	8,540,607	22,950,413
Financial institution in Vietnam
—Denominated in VND	6,596	6,278
Total cash balances held at the Vietnam financial institution	6,596	6,278
Financial institution in Japan
—Denominated in JPY	2,415,660	3,090,453
Total cash balances held at the Japan financial institution	2,415,660	3,090,453
Total cash and cash equivalents balances held at financial institutions	439,476,211	349,784,862

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

(i)   Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the first-in-first-out ("FIFO") method. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Inventory is written down for damaged goods and slow-moving merchandise, which is dependent upon factors such as historical and forecasted consumer demand, and any sales promotions.

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

(l)   Impairment of property and equipment and intangible assets

Property and equipment and intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the asset or asset group by comparing the carrying value of the asset or asset group to an estimate of future undiscounted cash flows expected to be generated from the use of the asset or asset group and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset or asset group, the Group recognizes an impairment loss based on the excess of the carrying value of the asset or asset group over the fair value of the asset or asset group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)   Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminates Step 2 from the goodwill impairment test. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this ASU 2017-04 for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. On January 1, 2020, the Group adopted ASU 2017-04.

Goodwill is not amortized but tested annually for impairment on a qualitative or quantitative basis for the reporting unit as of December 31, or more frequently when events or circumstances indicate an impairment may exist at the reporting unit level. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, the overall financial performance of the reporting unit, and other specific information related to the operations. When performing the annual impairment test, the Group has the option of first performing a qualitative assessment to determine the existence of events and circumstances that would lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If such a conclusion is reached, the Group would then be required to perform a quantitative impairment assessment of goodwill. However, if the assessment leads to a determination that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then no further assessments are required. A quantitative assessment for the determination of impairment is made by comparing the carrying amount of the reporting unit with its fair value, which is generally calculated using the discounted cash flow method. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered impaired. If the carrying amount of a reporting unit exceeds its fair value, the Group recognizes the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)   Value added taxes

The Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are subject to value added tax (“VAT”). Revenues from providing online services are generally subject to VAT at the rate of 6% and revenues from sales of merchandise are generally subject to VAT at the rate of 13% and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

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

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, term deposits, accounts receivable, investment securities, accounts payable, and convertible debt. The Group measures investment securities and convertible debt at fair value on a recurring basis. Investment securities and convertible debt were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. As of December 31, 2020 and 2021, the carrying amounts of other financial instruments approximated to their fair values due to the short term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(q)   Revenue recognition

The Group principally derives its revenues from live streaming, advertising, membership, merchandise sales and other services. The Group recognizes revenue when control of the promised service is transferred to the customers, in an amount that reflects the consideration that the Group expects to receive in exchange for those services.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Advertising

The Group offers marketing services on the Group’s mobile app, primarily through banner advertisements. Marketing services allow customers to place advertisements on particular areas of the Group’s mobile app, in particular formats and over particular periods of time. The marketing services typically last from several days to one year. The Group determines that the customer simultaneously receives and consumes benefits provided by the Group’s performance as the Group performs during the term of the contract. Revenues from marketing services are recognized, net of sales incentives, if any, ratably over the service period.

The Group provides sales incentives in the forms of discounts and rebates to customers based on purchase volume. Sales incentives are estimated and recorded at the time of revenue recognition based on the contracted rebate rates and estimated sales volume based on historical experience.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Merchandise sales

The Group generates revenues from merchandise sales to customers through the Group’s own and third-parties' platforms. The Group controls the specified good before that good is transferred to a customer, which is evidenced by the primary responsibility for fulfilling the promise to provide the specified good, including responsible for the acceptability of the specified good; having inventory risk before the specified good has been transferred to a customer; and having discretion in establishing the price for the specified good. Accordingly, the Group concludes that it is principal in merchandise sales and reports revenue from merchandise sales on a gross basis. Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring the specified good to customers.

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

Deferred revenue (a contract liability) is recognized when the Group has an obligation to transfer services to a customer for which the Group has received consideration related to the Group’s live streaming services, membership services and family planning services from the customer, or for which an amount of consideration is due from the customer.

The opening balance of deferred revenue as of January 1, 2020 and 2021 was RMB32,555,402 and RMB35,226,237, respectively. During the year ended December 31, 2019, 2020 and 2021, the Group recognized revenue in the amount of RMB23,757,459, RMB32,555,402 and RMB35,226,237 which was included in the deferred revenue balance at the beginning of the year, respectively.

(r)   Cost of revenues

Cost of revenues consists primarily of (i) revenue sharing fees paid to broadcasters, (ii) commission fees paid to mobile application stores and third party payment platforms, (iii) staff cost, rental and depreciation related to operation of its business, and (iv) other cost related to the business operation.

(s)   Selling and marketing expenses

Selling and marketing expenses mainly consist of (i) advertising costs and promotion expenses, (ii) staff cost, rental and depreciation related to selling and marketing functions. Advertising costs, which consist primarily of online and offline advertisements, are expensed as incurred. The advertising costs were RMB60,136,876, RMB80,711,586 and RMB110,978,677 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)   General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional fees, (iii) share-based compensation for management and administrative personnel, and (iv) other corporate expenses.

(v)   Government grants

Government grants are recognized when there are reasonable assurances that the Group will comply with the conditions attach to them and the grants will be received. Government grants for the purpose of giving immediate financial support to the Group with no future related costs or obligation are recognized as a reduction of general and administrative expenses in the Group’s consolidated statements of comprehensive loss when the grants become receivable.

(w)   Share-based compensation

The Group periodically grants share-based awards, mainly including share options to eligible employees, directors and consultants, which are subject to service and performance conditions.

All share-based awards granted to directors, employees and consultants of the Group are measured at the grant-date fair value and are recognized as compensation expense over the vesting period, and when the Group considers that it is probable that the performance condition will be achieved. The Group elected to account for forfeitures as they occur, rather than estimate expected forfeitures.

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

(x)   Employee benefits

The Company’s subsidiaries and the VIE and VIE’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB26,900,928, RMB20,354,331 and RMB55,265,678 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

(y)   Income taxes

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

The Group applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2020 and 2021, the Group did not have any unrecognized uncertain tax positions.

(z)   Operating leases

The Group leases premises for offices under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis over the lease term.

(aa)  Foreign currency translation and foreign currency risks

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiaries incorporated at Hong Kong S.A.R. and the United States is the United States dollars (“US$”). The functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is the RMB.

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

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The financial statements of the Company and its subsidiaries incorporated at Hong Kong S.A.R., and the United States are translated from US$ into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than deficits generated in the current period are translated into RMB using the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the average exchange rates for the relevant period. The resulted foreign currency translation adjustments are recorded as a component of other comprehensive income or loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income or loss in the consolidated statements of changes in shareholders’ equity (deficit).

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

(bb)  Concentration and risk

Concentration of suppliers

The Group purchases all its computing, storage and bandwidth services (“cloud services”) from two suppliers for the years ended December 31, 2019, four suppliers for the year ended December 31, 2020 and five suppliers for the year ended December 31, 2021. Although there are a limited number of cloud providers of the particular cloud services, management believes that other cloud providers could provide similar services on comparable terms. A change in cloud providers, however, could cause negatively impact on the business operation and a possible loss of sales, which would affect operating results adversely.

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

(cc)  Statutory reserves

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

For the years ended December 31, 2019, 2020 and 2021, profit appropriation to general statutory surplus fund and discretionary surplus fund for the Group’s entities incorporated in the PRC was nil, RMB139,773 and nil, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(dd)  (Loss) earnings per share

Basic (loss) income per share is computed by dividing net (loss) income attributable to ordinary shareholders, considering the accretion and reversal of accretion of redemption feature related to the Group’s redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic (loss) income per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted (loss) income per share is calculated by dividing net (loss) income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(ee)  Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s Chief Executive Officer do not segregate the Group’s business by service lines. Management has determined that the Group has one operating segment, which is the mobile platform operations.

(ff)  Business combination

The Group accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive loss. The Group charges acquisition related costs that are not part of the purchase price consideration to general and administrative expenses as they are incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(gg)  Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), and in June 2020 by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), which deferred the effective date of new lease standard. As a result, Accounting Standards Codification (“ASC”) 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Company is an "emerging growth company" and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group adopts the new standard for the year ending December 31, 2022 and plans to use the effective date as the date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2022. The new standard provides a number of optional practical expedients in transition. The Group plans to elect the ‘package of practical expedients’, which permits the Group not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Group is finalizing its evaluation of its existing population of contracts to ensure all contracts that meet the definition of a lease contract under the new standard are identified. The Group is currently evaluating the qualitative and quantitative impact that the adoption of this standard will have on its consolidated financial statements and footnote disclosures and expects the standard will have a material impact on the consolidated balance sheet related to the recognition of right-of-use assets and lease liabilities for operating leases.

In June 2016, the FASB amended ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was further amended in November 2019 by ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842). As a result, ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As the Company is an "emerging growth company" and elects to apply for the new and revised accounting standards at the effective date for a private company, the Group will adopt the new standard on January 1, 2023. The Group is currently evaluating the impact of this new guidance on its consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable	5,588,023	12,878,562
Allowance for doubtful accounts	—	—
Accounts receivable, net	5,588,023	12,878,562

The movements of the allowance for doubtful accounts were as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	1,857,463	—	—
Additions charged to bad debt expense	592,717	—	682,085
Write-off of bad debt allowance	(2,450,180)	—	(682,085)
Balance at the end of the year	—	—	—

4. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Merchandise	6,853,202	7,401,509
Inventories	6,853,202	7,401,509

No write-down of inventories from the carrying amount to its estimated net realizable value was made for the year ended December 31, 2019, 2020 and 2021.

5. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2020 and 2021 consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Receivable from third party payment platforms	31,821,937	63,747,704
Prepaid expenses	14,955,773	15,239,076
Deposits and prepaid rental fees	3,373,228	4,202,244
Deferred payment platforms commission fee	2,553,825	3,126,394
Interest receivable	1,460,642	1,260,880
Deductible input VAT	1,639,485	1,012,009
Others*	2,824,526	11,188,781
Prepayments and Other Current Assets	58,629,416	99,777,088

*   Others mainly include advances to suppliers and employees and other receivables.

6. INVESTMENT SECURITIES

Investment securities consisted of the following:

	As of December 31,
	2020	2021
Available-for-sale debt securities:	RMB	RMB
Mengmei Life Pty. Ltd (“Mengmei”)(a).	—	—
Equity securities with readily determinable fair value:
Warrant to purchase Mengmei’s interests(a).	—	—
Others.	50,000	—
	50,000	—

(a)   On September 7, 2018, the Group entered into an investment agreement with Mengmei to acquire 9,375,000 redeemable convertible preferred shares, which represented 8.15% equity interest of Mengmei on a fully-diluted basis, in exchange for a cash consideration of US$3 million (equivalent to RMB20,587,500). The investment was classified as AFS debt security because the investment contains substantive liquidation preference and redemption provision and is redeemable at the option of the investor. The Group recorded the investment at fair value. Unrealized gain of US$230,731 (equivalent to RMB1,591,098) and US$208,098 (equivalent to RMB1,456,370), net of nil income taxes were recorded in other comprehensive income for the years ended December 31, 2019 and 2020, respectively.

6. INVESTMENT SECURITIES (Continued)

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

Losses of US$39,854 (equivalent to RMB274,829) and US$750 (equivalent to RMB5,268) were recorded in changes in fair value of financial instruments for the years ended December 31, 2019 and 2020, respectively.

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

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Office and electronic equipment	11,200,226	13,832,466
Leasehold improvements	11,040,082	13,785,017
Property and Equipment	22,240,308	27,617,483
Accumulated depreciation	(10,794,760)	(16,431,324)
Property and Equipment, net	11,445,548	11,186,159

Depreciation expenses on property and equipment were allocated to the following expense items:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	525,956	821,401	948,069
Selling and marketing expenses	997,224	1,511,562	2,381,693
Technology and development expenses	845,318	1,176,602	2,640,921
General and administrative expenses	251,184	393,071	734,443
Total depreciation expenses	2,619,682	3,902,636	6,705,126

8. INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31, 2020
	Gross Carrying	Accumulated		Net carrying
	Amount	amoritization	Impairment	amount
	RMB	RMB	RMB	RMB
Licenses	4,110,860	(822,172)	—	3,288,688
User bases	7,730,000	(287,232)	—	7,442,768
Brand names	38,500,000	(390,833)	—	38,109,167
Technologies	3,460,000	(216,111)	—	3,243,889
Total intangible assets	53,800,860	(1,716,348)	—	52,084,512

8. INTANGIBLE ASSETS, NET (Continued)

	As of December 31, 2021
	Gross Carrying	Accumulated		Net carrying
	Amount	amoritization	Impairment	amount
	RMB	RMB	RMB	RMB
Licenses	7,372,111	(2,198,142)	—	5,173,969
User bases	7,730,000	(2,276,875)	(400,000)	5,053,125
Brand names	38,500,000	(4,188,333)	(1,855,000)	32,456,667
Technologies	3,460,000	(1,279,444)	(660,000)	1,520,556
Total intangible assets	57,062,111	(9,942,794)	(2,915,000)	44,204,317

Amortization expense on intangible assets was allocated to the following expense items:

	Years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	—	1,429,116	6,236,802
Selling and marketing expenses	—	287,232	1,989,644
Total amortization expenses	—	1,716,348	8,226,446

For the year ended December 31, 2021, the Group terminated the operation of Lesdo platform. As a result, the Group recognized impairment loss of RMB2,915,000 for intangible assets acquired in Lesdo acquisition (Note 21). The Group provided no impairment for intangible assets for the years ended December 31, 2019 and 2020.

Amortization expense for intangible assets is nil, RMB1,716,348 and RMB8,226,446 for the years ended December 31, 2019, 2020 and 2021, respectively. The estimated amortization expenses for the above intangible assets for future years are as follows:

Amortization for
Year ending December 31,	Intangible Assets
RMB
2022	7,726,402
2023	7,660,291
2024	6,788,693
2025	4,123,264
2026	3,640,000
Thereafter	14,256,667
Total	44,204,317

9. GOODWILL

The change in the carrying amount of goodwill was as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Beginning Balance of the year	—	196,002,568
Additions in goodwill related to business combinations (Note 21)	196,002,568	—
Impairment of goodwill	—	(106,949,249)
Foreign currency translation adjustment	—	(7,301,455)
Balance as of December 31, 2021	196,002,568	81,751,864

The Group has one reporting unit, which is mobile platform operations.

9. GOODWILL (Continued)

As of December 31, 2021, The Group performed quantitative impairment test for goodwill using the discounted cash flow method when determining the fair value of the reporting unit. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts including expected revenue growth, operating margins and estimated capital needs, (b) an estimated terminal value using a terminal year long-term future growth rate determined based on the growth prospects of the reporting unit; and (c) a discount rate that reflects the weighted-average cost of capital adjusted for the relevant risk associated with the reporting unit’s operations and the uncertainty inherent in the Group’s internally developed forecasts. The Group corroborates the reasonableness of the inputs and outcomes of its discounted cash flow analysis through a market capitalization reconciliation to determine whether the implied control premium is reasonable. The Group recognized impairment loss of RMB106,949,249 for goodwill for the year ended December 31, 2021, primarily due to more intensive competition on its mobile platform operations, which brought adverse impact on the Group’s ability to generate revenues and net income from its mobile platform operations.

The Group did not record impairment charges of goodwill for the years ended December 31, 2019 and 2020.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Accrued payroll and welfare	29,859,310	24,015,031
Technology supporting fees payable	9,856,805	20,609,458
Advertising and marketing fees payable	13,855,032	5,144,789
Other taxes payable	9,513,024	6,525,618
Rebate to advertising customers	11,896,947	4,263,036
Professional fee payable	1,350,153	3,069,892
Deposits received from suppliers	1,120,000	1,170,000
Payable for business combinations	24,742,025	—
Cash collected on behalf of service providers*	10,356,117	—
Other accrued expenses**	6,409,383	18,164,527
Accrued Expenses and Other Current Liabilities	118,958,796	82,962,351

*      This is the cash the Group received on behalf of the service providers from the customers for the family planning services.

**    Other accrued expenses mainly represent accrued office expenses and other operating costs.

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

The Company adopted a scenario-weighted average method to estimate fair value of the convertible debt based on the probability of each scenario and pay-off of convertible debt under each scenario. Changes in fair value of convertible debt in the amount of RMB8,749,608 and nil for the years ended December 31, 2019 and 2020, respectively, were recognized in the consolidated statements of comprehensive loss.

On November 20, 2019, the Group and ShanShui CongRong agreed to terminate the convertible debt agreement, pursuant to which the principal amount of USD3.0 million (equivalent to RMB20.0 million) was fully paid in November 2019 and the accrued interest of RMB2.7 million was paid by the end of the first quarter of 2020. The difference in the amount of USD1.3 million (equivalent to RMB9.0 million) between the settlement amount of USD3.2 million (equivalent to RMB22.7 million) and the carrying amount of USD 4.5 million (equivalent to RMB31.8 million) as at November 20, 2019 was recognized as a gain on extinguishment of a convertible debt for the year ended December 31, 2019. The Company has paid the interest in the amount of RMB2.7 million on March 9, 2020.

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

The Series A Preferred Shares were converted to equivalent number of Class A Ordinary Shares immediately upon the completion of the Company’s initial public offering on July 8, 2020.

The Company’s Series A Preferred Shares activities for the years ended December 31, 2019 and 2020 are as follows:

Amount
RMB
Balance as of January 1, 2019 and December 31, 2019	29,751,569
Conversion to Class A Ordinary Shares	(33,042,477)
Foreign currency translation adjustment	3,290,908
Balance as of December 31, 2020	—

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

All of the Redeemable Convertible Preferred Shares were converted to equivalent number of Class A Ordinary Shares immediately upon the completion of the Company’s initial public offering on July 8, 2020.

12. MEZZANINE EQUITY (Continued)

The Company’s Redeemable Convertible Preferred Shares activities for the years ended December 31, 2019 and 2020 consist of the following:

	Series A-1	Series B	Series C	Series C-1	Series D
	Preferred	Preferred	Preferred	Preferred	Preferred
	Shares	Shares	Shares	Shares	Shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	16,359,651	239,225,246	178,003,498	150,811,043	460,765,137	1,045,164,575
Accretion and modification of redeemable convertible preferred shares	1,315,008	237,680,316	144,659,627	104,388,417	142,962,195	631,005,563
Foreign currency translation adjustment	284,668	6,706,446	4,615,264	3,698,609	9,251,062	24,556,049
Balance as of December 31, 2019	17,959,327	483,612,008	327,278,389	258,898,069	612,978,394	1,700,726,187
Accretion (reversal of accretion) of redeemable convertible preferred shares	707,682	(68,419,392)	(49,340,009)	(40,873,954)	(86,155,005)	(244,080,678)
Conversion to Class A Ordinary Shares	(18,780,954)	(418,336,891)	(280,068,866)	(219,711,065)	(530,808,265)	(1,467,706,041)
Foreign currency translation adjustment	113,945	3,144,275	2,130,486	1,686,950	3,984,876	11,060,532
Balance as of December 31, 2020	—	—	—	—	—	—

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

In April 2021, 500,000 Class B ordinary shares was converted into 500,000 Class A ordinary shares.

As of December 31, 2021, there were 13,618,609 Class A Ordinary Shares and 5,114,840 Class B ordinary shares issued and outstanding.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

14. SHARE-BASED COMPENSATION

On March 11, 2015, the Board of Directors of the Company approved and adopted the 2015 Stock Incentive Plan (the “2015 Plan”), under which the Company reserves 1,551,724 shares to motivate directors, employees and consultants of the Group. Stock options granted to an employee under the 2015 Plan are generally subject to a four-year service schedule, under which 25% of the option shall vest on the first anniversary of the vesting commencement date, and the remaining portion shall vest monthly over subsequent 36 months on a pro-rata basis. In addition, no options can be exercised until the Company completes an initial public offering.

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

On August 24, 2021, the Board of Directors of the Company approved and adopted the 2021 Share Incentive Plan (the “2021 Plan”), under which the Company reserves 833,550 shares to motivate directors, employees and consultants of the Group. Stock options granted to an employee under the 2021 Plan are generally subject to a four-year service schedule, under which 25% of the option shall vest on the first anniversary of the vesting commencement date, and the remaining portion shall vest monthly over subsequent 36 months on a pro rata basis.

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

Since the exercisability of all share options granted prior to the Company’s initial public offering is dependent upon the completion of an initial public offering of the Company, no compensation expense relating to the options was recorded for the years ended December 31, 2019. Upon the completion of IPO, the Company immediately recognized share-based compensation expenses of RMB139,374,113 of share options vested cumulatively.

In October 2020, the Company granted 268,487 share options to a former employee in recognition of his past service to the Company. The Company recorded compensation expenses of RMB31,082,306 in general and administrative expenses for the year ended December 31, 2020 relating to these options.

The following table sets forth the stock options activity for the year ended December 31, 2021:

		Weighted	Weighted
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	shares	price	years	value
		US$		US$
Outstanding as of January 1, 2021	2,005,600	0.01
Granted	508,619	0.01
Expired	(304)	0.01
Exercised	(907,779)	0.01
Forfeited	(234,872)	0.01
Outstanding as of December 31, 2021	1,371,264	0.01	8.24	4,182,355

Vested and expect to be vested as of December 31, 2021	1,371,264	0.01	8.24	4,182,355
Exercisable as of December 31, 2021	809,499	0.01	7.80	2,468,972

14. SHARE-BASED COMPENSATION (Continued)

The fair value of the options is estimated on the dates of grant using the binomial option pricing model with the following key assumptions used:

	2019	2020	2021
Risk-free rate of return (per annum)	1.78%-2.56%	0.23%-1.70%	1.61%
Volatility	57.20%-60.91%	50.92%-56.70%	59.23%
Expected dividend yield	0%	0%	0%
Exercise multiple	2.2-2.8	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	US$17.95-US$31.15	US$17.11-US$37.71	US$5.96
Expected term	10 years	10 years	10 years

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

The weighted average grant date fair value of the share options for the years ended December 31, 2019, 2020 and 2021 were US$29.02, US$28.70 and US$16.19, respectively.

Compensation costs recognized for share options for the year ended December 31, 2019, 2020 and 2021 were allocated to the following expense items:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cost of revenues	—	11,698,603	2,140,523
Selling and marketing expenses	—	16,922,885	7,678,679
Technology and product development expenses	—	16,737,624	5,261,232
General and administrative expenses	—	141,544,319	830,710
Total share option compensation expenses	—	186,903,431	15,911,144

As of December 31, 2021, RMB40,677,525 of total unrecognized compensation expense related to non-vested share options is expected to be recognized over a weighted average period of 2.76 years.

15. FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis

The following tables present the fair value hierarchy for the asset measured at fair value on a recurring basis as of December 31, 2020:

	As of December 31, 2020			Total Fair
RMB	Level 1	Level 2	Level 3	Value
Investment securities:
Equity securities with readily determinable fair value	—	—	50,000	50,000
Total	—	—	50,000	50,000

No assets and liabilities were measured at fair value on a recurring basis as of December 31, 2021.

15. FAIR VALUE MEASUREMENT (Continued)

The tables below reflect the reconciliation from the opening balances to the closing balances for recurring fair value measurements categorized as Level 3 of the fair value hierarchy for the years ended December 31, 2019, 2020 and 2021:

		For the Year Ended December 31, 2019
		Gain or Losses
			Included in	Foreign
			Other	Currency
	January 1,	Included in	Comprehensive	Translation		December 31,
RMB	2019	Earnings	Loss	Adjustment	Extinguishment	2019
Investment securities:
Debt securities	21,559,157	—	1,591,098	373,491	—	23,523,746
Equity securities with readily determinable fair value	328,742	(274,829)	—	1,389	—	55,302
Total	21,887,899	(274,829)	1,591,098	374,880	—	23,579,048
Liabilities:
Convertible debt	(22,450,219)	(8,749,608)	—	(633,141)	31,832,968	—

		For the Year Ended December 31, 2020
		Gain or Losses
			Included in	Foreign
			Other	Currency
	January 1,	Included in	Comprehensive	Translation		December 31,
RMB	2020	Earnings	Loss	Adjustment	Disposal	2020
Investment securities:
Debt securities	23,523,746	4,863,233	(3,406,863)	42,977	(25,023,093)	—
Equity securities with readily determinable fair value	55,302	(5,247)	—	17	(72)	50,000
Total	23,579,048	4,857,986	(3,406,863)	42,994	(25,023,165)	50,000

		For the Year Ended December 31, 2021
		Gain or Losses
			Included in	Foreign
			Other	Currency
	January 1,	Included in	Comprehensive	Translation		December 31,
RMB	2021	Earnings	Loss	Adjustment	Disposal	2021
Investment securities:
Equity securities with readily determinable fair value	50,000	—	—	—	(50,000)	—
Total	50,000	—	—	—	(50,000)	—

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

15. FAIR VALUE MEASUREMENT (Continued)

Assets measured at fair value on a nonrecurring basis

The Company measured its property and equipment, intangible assets and goodwill at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Goodwill is evaluated for impairment annually or more frequently if events or conditions were to indicate the carrying value of a reporting unit may be greater than its fair value. Impairment testing compares the carrying amount of the reporting unit with its fair value. As of December 31, 2021, The Group performed quantitative impairment test for goodwill using the discounted cash flow method when determining the fair value of the reporting unit. The fair value of goodwill is a Level 3 valuation based on certain unobservable inputs, see Note 9 for details.

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

In 2017, BlueCity Information Technology received the approval from the tax authority that it qualified as an HNTE. The certificate entitled BlueCity Information Technology to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019. In 2020, BlueCity Information Technology completed the renewal of HNTE certificate. The renewed certificate entitled BlueCity Information Technology to the preferential income tax rate of 15% effective retroactively from January 1, 2020 to December 31, 2022, if all the criteria for HNTE status could be satisfied in the relevant year.

The components of loss before income taxes are as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC, excluding Hong Kong S.A.R.	13,363,885	165,783,490	229,692,055
Hong Kong S.A.R.	36,302,843	38,305,342	59,079,524
Japan	258,209	7,697,439	3,446,328
Cayman	646,803	5,332,840	14,378,166
Others	1,427,214	6,175,567	2,206,865
Total	51,998,954	223,294,678	308,802,938

16. INCOME TAX (Continued)

The Group’s income tax expense (benefit) recognized in the consolidated statements of comprehensive loss consists of the following:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expense (benefit)-PRC, excluding Hong Kong S.A.R..	112,473	(64,615)	1,168,707
Current income tax expense-Others	818,081	1,118,133	1,819,398
Current income tax expense-total	930,554	1,053,518	2,988,105
Deferred income tax benefit-PRC, excluding Hong Kong S.A.R	—	(2,495,332)	(2,167,099)
Income tax expense (benefit)	930,554	(1,441,814)	821,006

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
PRC Statutory income tax rate	(25.0)%	(25.0)%	(25.0)%
Increase (decrease) in effective income tax rate resulting from:
Tax rate differential for non-PRC entities	6.1%	1.8%	2.9%
Preferential tax rate	6.5%	(3.2)%	7.3%
Research and development expenses additional deduction	(15.5)%	(3.7)%	(6.8)%
Non-deductible share-based compensation expenses	—	20.9%	1.3%
Non-taxable income	—	(0.5)%	(0.1)%
Impairment of goodwill	—	—	8.7%
Other non-deductible expenses	0.5%	2.4%	2.8%
Change in valuation allowance	29.2%	6.7%	9.2%
Effective income tax rate	1.8%	(0.6)%	0.3%

(b)     Deferred income tax assets and deferred income tax liabilities

	As of December 31,
	2020	2021
	RMB	RMB
Net operating loss carry forwards	72,435,457	99,347,341
Donation	457,730	480,684
Deductible advertising expenses	867,094	2,103,893
Total deferred income tax assets	73,760,281	101,931,918
Less: Valuation allowance	(71,676,908)	(100,483,935)
Deferred income tax assets, net	2,083,373	1,447,983
Intangible assets	(13,038,256)	(11,051,079)
Deferred income tax liabilities	(13,038,256)	(11,051,079)
Net deferred income tax liabilities	(10,954,883)	(9,603,096)

As of December 31, 2021, the Group had net operating loss carry forwards of RMB383,226,479 attributable to the PRC subsidiaries, consolidated VIE and VIE’s subsidiaries, of which RMB379,756, RMB 206,696, RMB1,466,535, RMB8,271,951, RMB11,009,934, RMB50,611,222, RMB49,150,819, RMB35,279,589 and RMB226,849,977 will expire if unused by December 31, 2022, 2023, 2024, 2025, 2026, 2027, 2028, 2029 and 2031, respectively.

16. INCOME TAX (Continued)

A valuation allowance is provided against deferred income tax assets when the Group determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. The Group evaluates the potential realization of deferred income tax assets on an entity-by-entity basis. Accordingly, the Group has provided full valuation allowance against deferred income tax assets in entities where it was determined it was more-likely-than-not that the benefits of the deferred income tax assets will not be realized as of December 31, 2021.

Changes in valuation allowance are as follows:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	42,910,959	57,960,509	71,676,908
Additions of valuation allowance	14,728,024	28,879,521	46,283,222
Reductions of valuation allowance	—	(13,070,605)	(16,639,886)
Foreign exchange translation adjustments	321,526	(2,092,517)	(836,309)
Balance at the end of the year	57,960,509	71,676,908	100,483,935

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries, consolidated VIE and VIE’s subsidiaries for the years from 2017 to 2021 are open to examination by the PRC tax authorities. The Hong Kong tax authorities have up to six years to conduct examinations of the Company’s tax filings. Accordingly, the Hong Kong subsidiaries’ tax years 2016 through 2021 remain open to examination by the Hong Kong tax authorities.

17. NET (LOSS ) INCOME PER SHARE

The following table sets forth the basic net (loss) income and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the years presented. Shares issuable for little consideration relating to the vested share options have been included in the number of outstanding shares used for basic (loss) income per share:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss	(52,929,508)	(221,852,864)	(309,623,944)
(Accretion) reversal of accretion and modification of redeemable convertible preferred shares	(631,005,563)	244,080,678	—
Net income attributable to preferred shareholders	—	(6,706,551)	—
Numerator for basic net (loss) income per Class A and Class B Ordinary Share calculation	(683,935,071)	15,521,263	(309,623,944)
Denominator:
Weighted average number of Class A and Class B Ordinary Share and ordinary share equivalents	5,614,840	11,974,046	19,352,595
Denominator for basic net (loss) income per Class A and Class B Ordinary Share calculation	5,614,840	11,974,046	19,352,595
Net (loss) income per Class A and Class B Ordinary Share
—Basic	(121.81)	1.30	(16.00)
Numerator:
Net (loss) income allocated to Class A and Class B ordinary shareholders as reported in basic net loss (income) per Class A and Class B Ordinary Share	(683,935,071)	15,521,263	(309,623,944)
Net income attributable to preferred shareholders	—	6,706,551	—
Reversal of accretion on Series B, C, C-1, and D Redeemable Convertible Preferred Shares	—	(244,788,360)	—
Numerator for diluted net loss per share calculation	(683,935,071)	(222,560,546)	(309,623,944)
Denominator:
Weighted average number of Class A and Class B Ordinary Share and ordinary share equivalents	5,614,840	11,974,046	19,352,595
Effect of dilutive securities of Series B, C, C-1, and D Redeemable Convertible Preferred Shares	—	3,234,380	—
Denominator for diluted net loss per share calculation	5,614,840	15,208,426	19,352,595
Net loss per Class A and Class B Ordinary Share
—Diluted	(121.81)	(14.63)	(16.00)

17. NET (LOSS ) INCOME PER SHARE (Continued)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	As of December 31,
	2019	2020	2021
Stock options	1,084,545	762,167	561,765
Preferred shares	9,560,830	—	—

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

Mr. Baoli Ma, founder, Chairman and Chief Executive Officer of the Company, subscribed for, through BlueCity Media Limited, and were allocated by the underwriters, an aggregate of 312,500 American depositary shares (the “ADSs”), which represents 156,250 Class A Ordinary Shares, in the Company’s initial public offering at the initial public offering price and on the same terms as the other ADSs being offered, for consideration of US$5.0 million (equivalent to RMB35,103,500).

19. REVENUE INFORMATION

Revenues consisted of the following:

	For the Year Ended
	December 31,
	2019	2020	2021
	RMB	RMB	RMB
Services
Live streaming	671,410,681	868,946,403	820,825,553
Advertising	35,383,571	45,452,681	53,881,336
Membership	36,738,369	71,227,203	128,809,051
Others	15,355,285	17,022,768	8,866,367
Total service revenues	758,887,906	1,002,649,055	1,012,382,307
Merchandise sales	—	28,674,389	64,209,123
Total revenues	758,887,906	1,031,323,444	1,076,591,430

20. COMMITMENTS AND CONTINGENCIES

Lease commitments

The Group leases its offices under non-cancelable operating lease agreements. Rental expenses were RMB8,127,122, RMB12,673,230 and RMB15,403,884 for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2021, future minimum lease commitments under office non-cancelable operating lease agreements, were as follows:

Offices
Year ending December 31,	RMB
2022	13,315,511
2023	3,718,738
2024	486,426
2025	123,072

Except for those disclosed above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2021.

Litigation contingencies

In April and July 2021, the Company and its certain executives and directors were named as defendants in two consolidated class action lawsuits filed in the New York Supreme Court and United States District Court, respectively. The complaints in the action allege that the Company’s registration statements contained misstatements or omissions regarding its business, operation, and compliance in violation of the U.S. securities laws. As the case remains in its early stage, the likelihood of any unfavorable outcome or any estimate of the amount or range of any potential loss cannot be reasonably estimated at the issuance of this report. As a result, the Company did not record any liabilities pertaining to this.

21. BUSINESS COMBINATIONS

Acquisition of Guangzhou Yingyoutianxia Networks Technology Co., Ltd ("Lesdo")

On August 25, 2020, the Group acquired 100% equity interest of Lesdo, a leading location-based social networking service provider targeting the lesbian community in China. The consideration was RMB1,328,418, of which RMB805,418 and RMB523,000 were paid for the years ended December 31, 2020 and 2021, respectively.

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

21. BUSINESS COMBINATIONS (Continued)

Acquisition of iRainbow Hong Kong Limited (“Finka”) and all of its subsidiaries and other entities under the control of Finka

On December 1, 2020, the Group acquired 100% equity interest of Finka, which is a leading gay social networking app in China targeting younger generations. The consideration was USD35,997,984 (RMB237,227,055) in cash, of which USD32,286,199 (RMB212,773,650) and USD3,711,785 (RMB23,968,600) were paid for the years ended December 31, 2020 and 2021, respectively.

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

Goodwill, which is not tax deductible, is primarily attributable to the assembled workforce and synergies expected to be achieved from the two acquisitions. The synergies mainly come from the enhancement of the Group’s position in the LGBTQ community.

22. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following condensed parent company financial information of BlueCity Holdings Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2021 there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of BlueCity Holdings Limited, except for those which have been separately disclosed in the consolidated financial statements.

(a)    Condensed Balance Sheets

	As of December 31,
	2020	2021
	RMB	RMB
Assets
Current assets
Cash	261,878,455	15,988,107
Prepayments and other current assets	1,483,169	4,285,975
Total current assets	263,361,624	20,274,082
Non-current assets
Investment in subsidiaries and consolidated VIE and VIE’s subsidiaries	517,611,994	437,336,118
Total non-current assets	517,611,994	437,336,118
Total assets	780,973,618	457,610,200
Liabilities
Current liabilities
Accrued expenses and other current liabilities	23,779,434	11,663,674
Total current liabilities and total liabilities	23,779,434	11,663,674
Shareholders’ equity:
Class A Ordinary Shares	8,572	9,487
Class B Ordinary Shares	3,446	3,118
Additional paid-in capital	2,188,870,625	2,204,845,216
Accumulated other comprehensive loss	(107,514,737)	(125,113,629)
Accumulated deficit	(1,324,173,722)	(1,633,797,666)
Total shareholders’ equity	757,194,184	445,946,526
Total liabilities and shareholders’ equity	780,973,618	457,610,200

(b)    Condensed Statements of Results of Operations

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Total operating expenses	(883,243)	(5,209,656)	(14,378,165)
Change in fair value of a convertible debt	(8,749,608)	—	—
Gain on extinguishment of a convertible debt	8,986,048	—	—
Share of losses from subsidiaries, VIE and VIE’s subsidiaries	(52,282,705)	(216,643,208)	(295,245,779)
Loss before income tax	(52,929,508)	(221,852,864)	(309,623,944)
Income tax expense	—	—	—
Net loss	(52,929,508)	(221,852,864)	(309,623,944)

22. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

(c)    Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net cash (used in) provided by operating activities	(702,200)	1,961,394	(6,796,246)
Net cash provided by (used in) investing activities	2,015,462	(252,497,206)	(234,224,099)
Net cash (used in) provided by financing activities	(920,710)	532,995,338	64,034
Effect of foreign currency exchange rate changes on cash	76,203	(21,301,631)	(4,934,037)
Net (decrease) increase in cash	468,755	261,157,895	(245,890,348)
Cash at the beginning of the year	251,805	720,560	261,878,455
Cash at the end of the year	720,560	261,878,455	15,988,107

23. SUBSEQUENT EVENTS

The Company received a preliminary non-binding proposal letter, dated January 2, 2022, from Mr. Baoli Ma, founder, Chairman and Chief Executive Officer of the Group, and Spriver Tech Limited.  According to the proposal letter, Mr. Baoli Ma and Spriver Tech Limited are interested in acquiring all of the Company’s outstanding ordinary shares that are not currently beneficially owned by them, including Class A ordinary shares represented by the Company’s American depositary shares or “ADSs” (each two representing one Class A ordinary share), at a price of $1.85 in cash per ADS (or approximately $3.7 in cash per ordinary share).

The Company received a preliminary non-binding proposal letter, dated April 18, 2022, from Mr. Baoli Ma and Metaclass Management ELP, an affiliate of Spriver Tech Limited. The proposal letter updates the original proposal to (i) inform the Board of Directors of the Company that Metaclass Management ELP is replacing Spriver Tech Limited as Sponsor and (ii) reduce the proposed purchase price from US$3.70 per ordinary share or US$1.85 per ADS in cash to US$3.20 per ordinary share or US$1.60 per ADS in cash.